UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc.’s Audited Consolidated Financial Statements for the years ended December 31, 2005, 2004 and the fifteen months ended December 31,2003 (See “Explanatory Note” below)
2	Angiotech Pharmaceuticals, Inc.’s Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2006 (See “Explanatory Note” below)
3	Business Acquisition Report dated October 24, 2006 (See “Explanatory Note” below)
4	Quill Medical, Inc.’s Audited Financial Statements for the years ended December 31, 2005 and 2004 (See “Explanatory Note” below)
5	Quill Medical, Inc.’s Unaudited Financial Statements for the quarter ended March 31, 2006 (See “Explanatory Note” below)

EXPLANATORY NOTE

This Form 6-K (the “Form 6-K”), filed by Angiotech Pharmaceuticals, Inc., contains its financial statements for the years ended December 31, 2005 and 2004 and the fifteen months ended December 31, 2003 and as of December 31, 2005 and 2004, and its financial statements for the six-month periods ended June 30, 2006 and 2005 (together, the “Angiotech Statements”).  The Form 6-K is filed in conjunction with Angiotech’s filing today of a preliminary short form prospectus (the “Preliminary Prospectus”) with the British Columbia Securities Commission and a Registration Statement (the “Registration Statement”) with the SEC to register the exchange of its previously issued 7.75% Senior Subordinated Notes due April 1, 2014 for new 7.75% Senior Subordinated Notes due April 1, 2014.  The notes to be issued to holders that accept the exchange offer are identical to the previously issued notes in all material respects, except that the new notes will be registered under the U.S. Securities Act of 1933.

The Angiotech Statements included in Exhibits 1 and 2 of this Form 6-K have been supplemented to include a new audited note required in connection with the Preliminary Prospectus and Registration Statement.  The new note provides condensed consolidated financial information for Angiotech and its subsidiaries that have guaranteed the notes.  Other than the addition of this new footnote, no changes have been made to the balance sheets, statements of income, statements of stockholder’s equity or statements of cash flow contained in the Angiotech Statements or to the note disclosure previously accompanying the Angiotech Statements.

Exhibit 3 of this Form 6-K also includes the financial statements of American Medical Instruments Holdings Inc. (“AMI”), a company acquired by Angiotech on March 23, 2006, for the three years ended December 31, 2005 (the “AMI Statements”).  The pre-acquisition AMI Statements have been restated to reflect the correction of errors in the previously filed Statements on Form 6-K on June 6, 2006 and include information required to comply with SEC reporting requirements. The AMI Statements included in the Form 6-K for the years ended December 31, 2005, 2004 and 2003 have been restated to correct errors related to (i) accounting for the AMI asset values recorded in connection with the acquisition of 65% of AMI by one of the parties from whom Angiotech acquired AMI, (ii) accounting for certain warrants issued by AMI as a liability instead of equity, (iii) accounting for changes in debt instruments in 2004 as a modification and not an extinguishment of debt and  (iv) other less significant items.  The restatement of the AMI Statements also requires Angiotech to update and refile its pro forma statements (the “Pro Forma Statements”) relating to the AMI acquisition that were previously filed by Angiotech on Form 6-K on June 6, 2006.  The updated Pro Forma Statements also reflect a revision in Angiotech’s purchase price allocation for AMI and updates to assumptions used in the preparation and initial filing of the Pro Forma Statements.

Exhibits 4 and 5 of this Form 6-K also includes financial statements of Quill Medical, Inc. for the years ended, and as of, December 31, 2004 and 2005 and for the quarter ended March 31, 2006 (the “Quill Statements”) that are required by SEC regulations to be included in the Registration Statement.

Further information regarding, and copies of, the Angiotech Statements, the AMI Statements, the Pro Forma Statements and the Quill Statements are available at www.SEDAR.com.

The Registration Statement relating to the exchange offer has been filed with the SEC but has not yet become effective.  The notes to be issued in connection with the exchange offer may not be offered nor may offers to exchange be accepted prior to the time the Registration Statement becomes effective.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our annual information form and other filings with the applicable Canadian securities  regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

October 24, 2006

By      /s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

Exhibit 1

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

December 31, 2005 and 2004

(audited)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles and have been approved by the Board of Directors.

In support of this responsibility, management maintains a system of disclosure controls and procedures and internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts, which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP conduct an independent examination, in accordance with the standards of the Public Company Accounting Oversight Board (United States), and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/ Dr. William L. Hunter	/s/ K. Thomas Bailey
Dr. William L. Hunter	K. Thomas Bailey
President and CEO	CFO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Angiotech Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Angiotech Pharmaceuticals, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2005 and 2004 and fifteen months ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Angiotech Pharmaceuticals, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years ended December 31, 2005 and 2004 and fifteen months ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Angiotech Pharmaceuticals, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2006 expressed an unqualified opinion thereon.

Vancouver, Canada,	/s/ Ernst & Young LLP
February 10, 2006, except as to note 17 b (iii), as to which the date is February 24, 2006 and as to note 22, as to which the date is September 13, 2006	Chartered Accountants

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2005	2004
	$	$
ASSETS
Current
Cash and cash equivalents [note 7]	62,163	118,244
Short-term investments [note 10]	133,279	153,240
Accounts receivable	3,377	2,467
Inventories [note 8]	786	1,455
Assets held for sale [note 9]	5,508	-
Deferred income taxes [note 16]	1,703	15,490
Other current assets	2,056	1,773
Total current assets	208,872	292,669
Long-term investments [note 10]	170,578	71,711
Property and equipment [note 11]	11,042	15,677
Intangible assets [note 12]	45,447	65,246
Goodwill	46,071	33,346
Deferred income taxes [note 16]	11,350	-
Other assets	1,334	428
	494,694	479,077
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 13]	19,187	21,332
Income taxes payable [note 16]	6,738	3,037
Deferred revenue – current portion	1,630	-
Total current liabilities	27,555	24,369
Deferred revenue	1,632	2,000
Deferred leasehold inducement [note 14]	2,827	2,860
Deferred income taxes [note 16]	-	8,022
	4,459	12,882
Commitments and contingencies [note 17]
Stockholders’ equity
Share capital [note 15]
Authorized:
200,000,000 Common shares
50,000,000 Class I Preference shares
Common shares issued and outstanding:
December 31, 2005 – 84,291,517
December 31, 2004 – 83,957,950	463,639	451,532
Additional paid in capital	21,929	14,335
Accumulated deficit	(45,607)	(44,420)
Accumulated other comprehensive income	22,719	20,379
Total stockholders’ equity	462,680	441,826
	494,694	479,077
See accompanying notes to the consolidated financial statements
On behalf of the Board:

/s/ David T. Howard	/s/ Arthur Willms
Director	Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
	$	$	$
			(Note 2)
REVENUE
Royalty revenue	189,203	100,638	4,297
Product sales	5,334	8,281	7,859
License fees	5,111	17,312	8,069
	199,648	126,231	20,225
EXPENSES
License and royalty fees	28,345	18,072	1,850
Cost of goods sold – product sales	5,653	5,632	4,660
Research and development	31,988	26,659	15,126
Selling, general and administration	37,837	21,180	18,519
Depreciation and amortization	9,540	9,235	8,751
In-process research and development	54,957	6,375	6,639
	168,320	87,153	55,545
Operating income (loss)	31,328	39,078	(35,320)
Other income (expenses):
Foreign exchange gain (loss)	1,092	2,050	(20,208)
Investment and other income	10,006	5,668	2,590
Write-down of investment	(5,967)	-	-
Total other income (expenses)	5,131	7,718	(17,618)
Income (loss) from continuing operations before income taxes	36,459	46,796	(52,938)
Income tax expense (recovery) [note 16]	28,055	(6,183)	-
Net income (loss) from continuing operations	8,404	52,979	(52,938)
Discontinued operations [note 4]:
Income (loss) from discontinued operations, net of income taxes	(9,591)	(527)	52
Net income (loss)	(1,187)	52,452	(52,886)

Basic net income (loss) per common share [note 19]:
Continuing operations	0.10	0.63	(0.75)
Discontinued operations	(0.11)	-	-
Total	(0.01)	0.63	(0.75)
Diluted net income (loss) per common share [note 19]:
Continuing operations	0.10	0.62	(0.75)
Discontinued operations	(0.11)	(0.01)	-
Total	(0.01)	0.61	(0.75)

Basic weighted average number of common shares outstanding (in thousands)	84,121	83,678	70,580
Diluted weighted average number of common shares outstanding (in thousands)	85,724	85,697	70,580
See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(All amounts expressed in thousands of U.S. dollars, except share data)

	Common	Shares	Additional paid in capital	Accumulated Deficit	Accumulated other comprehensive income	Comprehensive income (loss)	Total Stockholders’ Equity
	Shares	Amount
	#	$	$	$	$	$	$
Balance at September 30, 2002	62,927,468	135,691	2,186	(43,986)	(7,264)		86,627
Issuance of common shares, net of issue costs of $14.0 million	11,500,000	238,050					238,050
Exercise of stock options for cash	3,935,798	25,508					25,508
Acquisition of BioMaterials	4,811,256	44,062	3,245				47,307
Stock-based compensation			3,094				3,094
Translation adjustment from application of U.S. dollar reporting					29,364	29,364	29,364
Unrealized gain on available-for-sale securities					374	374	374
Reclassification of unrealized gain on available-for-sale securities					(67)	(67)	(67)
Net loss for the period				(52,886)		(52,886)	(52,886)
Comprehensive loss for the period						(23,215)

Balance at December 31, 2003	83,174,522	443,311	8,525	(96,872)	22,407		377,371
Exercise of stock options for cash	783,428	8,221					8,221
Stock-based compensation			5,810				5,810
Translation adjustment from application of U.S. dollar reporting					(19)	(19)	(19)
Unrealized loss on available-for-sale securities					(1,635)	(1,635)	(1,635)
Reclassification of unrealized gain on available-for-sale securities					(374)	(374)	(374)
Net income for the period				52,452		52,452	52,452
Comprehensive income for the period						50,424

Balance at December 31, 2004	83,957,950	451,532	14,335	(44,420)	20,379		441,826
Exercise of stock options for cash	333,567	3,314					3,314
Stock-based compensation			6,072				6,072
Income tax benefit related to share issuance costs		8,793					8,793
Income tax benefit related to stock options			1,522				1,522
Net unrealized gain on available-for-sale securities					2,237	2,237	2,237
Reclassification of net unrealized loss on available-for-sale securities					103	103	103
Net loss for the period				(1,187)		(1,187)	(1,187)
Comprehensive income for the period						1,153

Balance at December 31, 2005	84,291,517	463,639	21,929	(45,607)	22,719		462,680
See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. dollars)

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
	$	$	$
OPERATING ACTIVITIES			(Note 2)
Net income (loss)	(1,187)	52,452	(52,886)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	11,999	10,673	9,813
Unrealized foreign exchange (gain) loss	(288)	(2,648)	1,214
Loss on sale of subsidiary	1,300	-	-
Write-down of investment	5,967	-	-
Write-down of inventory	817	-	-
Impairment of intangible assets	7,793	-	-
Deferred income taxes	5,895	(8,680)	-
Equity income	-	(332)	(178)
License fees	(3,848)	-	-
Stock-based compensation expense [note 15(c)]	6,072	5,810	3,094
Other	180	(767)	406
In-process research and development	54,957	6,375	6,639
Deferred revenue	737	(4,206)	4,285
Net change in non-cash working capital items relating to operations [note 20]	(1,515)	19,435	(7,461)
Cash provided by (used in) operating activities	88,879	78,112	(35,074)
INVESTING ACTIVITIES
Purchase of short-term investments	(314,576)	(280,122)	(186,983)
Proceeds from short-term investments	334,345	163,580	237,723
Purchase of long-term investments	(129,465)	(76,082)	(16,047)
Proceeds from long-term investments	29,625	19,395	-
Purchase of property and equipment	(3,996)	(9,169)	(4,095)
Proceeds on disposal of property and equipment	94	-	5
Proceeds on sale of subsidiary, net of cash disposed	2,257	-	-
Acquisition of businesses, net of cash acquired [note 5]	(14,000)	(11,616)	(22,075)
Licensed medical technologies	-	(32,260)	(1,483)
In-process research and development	(51,548)	(6,375)	-
Restricted cash	-	-	1,801
Other assets	(1,010)	-	86
Leasehold inducements received	-	807	451
Cash provided by (used in) investing activities	(148,274)	(231,842)	9,383
FINANCING ACTIVITIES
Repayments of capital lease obligation	-	-	(1,542)
Issuance of common shares – net of issue costs	-	(375)	238,428
Proceeds from stock options exercised	3,314	8,220	25,508
Cash provided by financing activities	3,314	7,845	262,394
Effect of exchange rate changes on cash and cash equivalents	-	-	18,262
Net (decrease) increase in cash and cash equivalents	(56,081)	(145,885)	254,965
Cash and cash equivalents, beginning of period	118,244	264,129	9,164
Cash and cash equivalents, end of period	62,163	118,244	264,129
See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts expressed in thousands of U.S. dollars, except share and per share data)

Angiotech Pharmaceuticals, Inc. (the “Company”), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical company focused on the development of technologies that improve the performance of medical devices and the outcomes of surgical procedures.

1.   BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  All amounts herein are expressed in U.S. dollars unless otherwise noted.  These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP"), except as disclosed in note 21.

In September 2003, the Company announced its intention to change its fiscal year end from September 30 to December 31, effective as of December 31, 2003.  Accordingly, for the 2003 fiscal period, the Company has reported its annual consolidated financial statements for the fifteen month period ended December 31, 2003.

2.   FUNCTIONAL AND REPORTING CURRENCY CHANGE

Effective January 1, 2004, the Company changed its functional and reporting currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which it operates as a result of increasing U.S. dollar denominated revenues and expenditures.  The consolidated financial statements of the Company for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency have been translated into the U.S. reporting currency using the current rate method as follows: assets and liabilities using the rate of exchange prevailing at the balance sheet date; stockholders’ equity using the applicable historic rate; and revenue and expenses using a monthly average rate of exchange.  Translation adjustments have been included as part of the cumulative foreign currency translation adjustment which has been reported as other comprehensive income.

For periods commencing January 1, 2004, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of income for the period.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany transactions and balances have been eliminated on consolidation.

(b) Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting periods presented.  Actual results could differ from these estimates.

(c) Foreign currency translation

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting.  Under this method, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the monthly exchange rate.  Foreign exchange gains and losses are included in the determination of income for the period.

(d) Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost plus accrued interest.

(e) Short and long-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments.  Short-term and long-term investments that are classified as available-for-sale are carried at market value with unrealized gains or losses, net of tax, reflected in other comprehensive income (loss).

Long-term investments where the Company exercises significant influence are accounted for using the equity method and long-term investments for which fair value is not readily determinable are recorded at cost. The Company reviews its long-term investments for indications of impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations, and financial position of the investee and other evidence supporting the net realizable value of the investment.  Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and the impact of these events is determined to be other than temporary, the investment is written down to its estimated net realizable value and the resulting losses are included in the determination of income for the period.

(f) Inventories

Raw materials are recorded at the lower of cost, determined on a specific item basis, and replacement cost.  Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

(g) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation.  Depreciation is provided using the straight-line method over the following terms:

Computer equipment	3 - 5 years
Research equipment	5 years
Manufacturing equipment	3 - 7 years
Office furniture and equipment	3 - 5 years
Leasehold improvements	Term of the lease
Building	25 years

(h) Goodwill and intangible assets

Goodwill and indefinite life intangible assets are not amortized but are tested for impairment at least annually. Intangible assets with finite lives are amortized based on their estimated useful lives.

Amortization of intangible assets with finite lives is provided using the straight-line method over the following terms:

In-licensed technologies	5 - 10 years
Acquired technologies	2 - 10 years
Distribution relationships	10 years
Other	2 - 10 years

(i) Impairment of long-lived assets

Goodwill and indefinite life intangible assets acquired in a business combination are tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that an impairment may exist.  When the carrying value of a reporting unit’s goodwill or indefinite life intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Company reviews the carrying value of intangible assets with finite lives, property and equipment and other long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment.  If estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows.

(j) Revenue recognition

(i) Royalty revenue

Royalty revenue is recognized when the Company has fulfilled the terms in accordance with the contractual agreement, has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.  The Company records royalty revenue from Boston Scientific Corporation (“BSC”) on a cash basis due to its inability to obtain sufficient information to accurately estimate the BSC royalty.

(ii) Product sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities to the customer provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped.  Revenue from product sales is recognized net of provisions for future returns.  These provisions are established in the same period as the related product sales are recorded and are based on estimates derived from historical experience.

(iii) License fees

License fees are comprised of initial fees and milestone payments derived from collaborative and other licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and non-refundable milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company.

(k) Income taxes

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  Investment tax credits for qualified research and development expenditures are recognized as a reduction of tax expense in the period in which the Company becomes entitled to the tax credits.  Investment tax credits for qualified stock-based compensation are credited directly to equity.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

(l) Research and development costs

Research and development expenses are comprised of costs incurred in performing research and development activities including salaries and benefits, clinical trial and related clinical manufacturing costs, contract research costs, patent procurement costs, materials and supplies, and other operating and occupancy costs.  Research and development costs, including upfront fees, milestones paid to collaborators and in-process research and development, are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed in the year incurred.

(m) Net income per common share

Net income per common share is calculated using the weighted average number of common shares outstanding during the period, excluding contingently issuable shares, if any. Diluted net income per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options.

(n) Stock-based compensation

The Company grants stock options to employees, officers, directors, and persons providing management or consulting services to the Company pursuant to a stock option plan described in note 15(b). Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 148 (SFAS 148), "Accounting for Stock-Based Compensation – Transition and Disclosure", an amendment to Statement of Financial Accounting Standard No. 123 (SFAS 123) “Accounting for Stock-Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to October 1, 2002.  The standard permits the prospective recognition of stock-based compensation expense using a fair value based method for all employee stock-based compensation transactions occurring subsequent to October 1, 2002.

For awards granted, modified or settled prior to October 1, 2002, the Company discloses the pro forma effects to the net income for the period and net income per common share for the period as if the fair value method had been used at the date of grant.  The pro forma information is presented in note 15(d).

(o) Deferred leasehold inducement

Leasehold inducements are deferred and amortized to reduce rent expense on a straight line basis over the term of the lease.

(p) Recent pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or the prospective recognition adopted by the Company in fiscal 2003.  The Company is required to adopt SFAS 123(R) on January 1, 2006.  Accordingly, from this date, compensation expense will be recognized for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to October 1, 2002 that are currently disclosed on a pro-forma basis.  The adoption of SFAS 123(R) will not have a material effect on the Company’s consolidated financial statements.

4.   DISCONTINUED OPERATIONS

On December 30, 2005, the Company completed the sale of 100% of the outstanding shares of its Dutch subsidiary, MCTec Holding BV, including its operating subsidiary MCTec BV, for cash consideration of $3,000,000.  The results of operations from the Dutch subsidiaries for the current and prior periods, including the loss on disposal of $1,300,000, have been reported as discontinued operations in the Company’s Consolidated Statement of Income.

In addition, in the fourth quarter of 2005, the Company decided to close down the offices of its subsidiary, NeuColl, Inc., and to terminate its distribution agreements.  As a result of this decision, management reviewed the carrying value of the NeuColl distribution related assets and recorded an impairment charge of $9,122,000 for the year ended December 31, 2005.  The results of operations from the NeuColl subsidiary for the current and prior periods, including the impairment charge of $9,122,000, have been reported as discontinued operations in the Company’s Consolidated Statement of Income.

The operating results of discontinued operations are summarized as follows:

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
	$	$	$

Revenues	5,275	4,549	224

Operating loss	(1,646)	(1,209)	(27)

Other income (expenses)	(99)	88	79

Loss on disposal of subsidiary	(1,300)	-	-

Impairment charge	(9,122)	-	-

Loss before income taxes	(12,167)	(1,121)	52
Income tax recovery	(2,576)	(594)	-
Net income (loss) from discontinued operations	(9,591)	(527)	52

The following assets and liabilities relating to discontinued operations are included in the Company’s Consolidated Balance Sheets:

	December 31, 2005	December 31, 2004
	$	$

Current assets	868	4,249
Non-current assets	251	13,877
Current liabilities	984	1,801
Non-current liabilities	-	2,706

5.    BUSINESS ACQUISITIONS

(a) ePFTE Lifespan® Vascular Graft Business (“Vascular Graft Business”)

On November 30, 2005, the Company completed the acquisition of the ePFTE Lifespan® Vascular Graft Business from Edwards Lifesciences Corporation (“Edwards”) for cash consideration of $14 million.  The Company acquired an exclusive license, a leasehold facility located in Laguna Hills, California and all of the assets and employees necessary to manufacture, develop, use, sell and distribute ePFTE Lifespan® Vascular Graft products.  The product offering includes vascular grafts of various sizes (6-10mm) and lengths.  The primary purpose of the acquisition was to obtain the Vascular Graft Business to enhance the financial potential of the Company’s Vascular Wrap™ paclitaxel-eluting mesh product development program.  The acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of the Vascular Graft Business have been included in the consolidated financial statements of the Company from November 30, 2005.

Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition as follows:

$
Inventory	398
Property and equipment	377
Identifiable intangible assets	500
Goodwill	12,725
14,000
Consideration:
Cash	14,000
14,000

(b) Afmedica, Inc.

On October 7, 2005, the Company completed the acquisition of 100% of the fully diluted equity of Afmedica, Inc. (“Afmedica”) for cash consideration of $21.5 million.  Afmedica is a private company developing perivascular technology using the drug rapamycin to treat peripheral vascular disease, coronary artery disease and end stage renal disease.  The primary purpose of the acquisition was to obtain the intellectual property related to use of  the drug rapamycin in certain perivascular applications.

As Afmedica was a development stage company that did not meet the definition of a business under U.S. GAAP, the transaction was accounted for as an asset acquisition, and not as a business combination.  The entire purchase price of $23.4 million, inclusive of transactions costs, was allocated to in-process research and development and was written-off at the time of acquisition as required by U.S. GAAP, as the perivascular technology, the only asset acquired, was at an early stage of development and had no alternative future use.  The revenue and expenses of Afmedica have been included in the consolidated financial statements of the Company from October 7, 2005.

(c) NeuColl, Inc.

On August 6, 2004, the Company completed the step acquisition of NeuColl, Inc. (“NeuColl”), a privately held U.S. based company, for cash consideration.  Located in Los Gatos, California, NeuColl was engaged in the development and commercialization of collagen-based products for orthopaedic and spinal applications.  NeuColl was acquired primarily for the intellectual property related to its collagen-based products.  On January 31, 2003, through the acquisition of Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.) (“BioMaterials”), the Company acquired a 38.6% equity interest in NeuColl, a $200,000 convertible debenture and 3,000,000 warrants to purchase common shares of NeuColl at $0.50 per share that were due to expire on February 1, 2006.  In July 2003, BioMaterials exercised 1,000,000 of the warrants at a cost of $500,000, increasing the Company’s equity interest to 46.6%.  Book values of the Company’s equity interest at the time of each initial investment approximated fair market value.  In the final step, the Company acquired all of the remaining outstanding common and preferred shares of NeuColl for cash consideration of $13.5 million.

The acquisition was accounted for as a step acquisition using the purchase method of accounting.  The Company recognized its equity interest in the results of NeuColl for the period January 31, 2003, the date it acquired significant influence, to August 6, 2004, the date of acquisition of control.  The assets, liabilities, revenue and expenses of NeuColl have been included in the consolidated financial statements of the Company from August 6, 2004.  Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition as follows:

$
Cash	1,485
Other current assets	1,365
Property and equipment	207
Other non-current assets	15
Identifiable intangible assets	10,241
Goodwill	4,405
Current liabilities	(587)
Deferred income tax liability	(2,443)
14,688
Consideration:
Initial investments, including accumulated equity income	1,224
Cash paid to stockholders	12,895
Liabilities assumed	404
Acquisition costs	165
14,688

At the acquisition date, NeuColl had distribution relationships with identifiable benefits.  The distribution relationships were valued using a discounted cash flow approach using a discount rate of 17% to 18%, resulting in an allocated fair value of $8.7 million at the date of acquisition, which are being amortized over 10 years.  The Company also allocated $1.5 million to other identifiable intangible assets which are being amortized over varying terms of 2 to 10 years.

In the fourth quarter of 2005, the Company decided to close down the offices of NeuColl, Inc. and to terminate its distribution agreements.  See note 4.

(d) Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.)

On January 31, 2003, the Company acquired 100% of the common shares of Cohesion Technologies, Inc., a U.S. based Company.  Cohesion subsequently changed its name to Angiotech BioMaterials Corp. (“BioMaterials”) effective December 20, 2004 and was dissolved into its parent company, Angiotech Pharmaceutcials (US), Inc. on November 4, 2005. Located in Palo Alto, California, BioMaterials was focused on developing and commercializing proprietary biosurgical products including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.  BioMaterials was acquired primarily for patent portfolio in the fields of collagen compositions and hydrophilic polymers and its commercial product portfolio. The acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of BioMaterials have been included in the consolidated financial statements of the Company from January 31, 2003, the date of acquisition.  Total consideration, which was determined by the fair value of the consideration given at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on their fair values on the date of acquisition as follows:

$
Cash and cash equivalents	2,464
Restricted cash	1,802
Other current assets	2,706
Property and equipment	2,824
Other non-current assets	289
Identifiable intangible assets	19,450
In-process research and development	3,430
Goodwill	21,316
Current liabilities	(5,219)
Other non-current liabilities	(1,112)
47,950
Consideration:
Common shares (4,811,256 common shares reflecting stock splits)	44,062
Cash consideration on fractional shares	15
Fair value of vested stock options (additional paid in capital)	3,245
Acquisition costs	628
47,950

The amounts presented above represent historical balances in U.S. dollars at the acquisition date.   As  a result of the change in the Company’s functional currency from the Canadian dollar to the U.S. dollar (see note 2), certain historic balances have been adjusted on translation and accordingly, since January 1, 2004, the balances for intangible assets, in-process research and development and goodwill have been reported using adjusted U.S. dollar values.

The value of common shares was determined by using the average selling price on the NASDAQ stock exchange for the three days up to the acquisition date of January 31, 2003, resulting in an average share price of $9.16, reflecting each of the stock splits on March 3, 2003 and February 4, 2004.  The Company used the Black-Scholes option pricing model to estimate the fair value of the stock options assumed at the acquisition date, using the following weighted average assumptions: dividend yield of 0%; risk free interest rate of 5.02%; volatility factor of the expected market price of the Company's common stock of 50.1%; and a weighted average expected life of the options of 2 years.

At the acquisition date, BioMaterials had several developed products that provided a stream of identifiable benefits and core patented technology that was expected to leverage functionality from previously developed products and technologies. The acquired technologies were valued using a discounted cash flow approach using discount rates of 11% to 16.5%, resulting in an allocated fair value of $19.5 million at the date of acquisition, and are being amortized over varying terms of 4 to 7 years.

In addition, the Company acquired in-process research and development that would require further development.  The in-process research and development was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $3.4 million at the date of acquisition.  The in-process research and development acquired was written off as of the acquisition date.

(e)  Angiotech BioCoatings Corp. (formerly STS Biopolymers, Inc.)

On December 4, 2003, the Company acquired 100% of the common shares of STS Biopolymers, Inc. (“STS”), a U.S. based Company, for cash consideration.  STS subsequently changed its name to Angiotech BioCoatings Corp. (“BioCoatings”) effective October 22, 2004.  Located in Henrietta, New York, BioCoatings specializes in the development and manufacturing of state-of-the-art biocompatible coatings for medical devices.  BioCoatings also licenses a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT ®) coatings to a wide variety of medical device partners. The BioCoatings coatings are in commercial use on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires. The acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of BioCoatings have been included in the consolidated financial statements of the Company from December 4, 2003, the date of acquisition.  Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition as follows:

$
Cash and cash equivalents	146
Other current assets	1,465
Property and equipment	745
Other non-current assets	14
Identifiable intangible assets	14,600
In-process research and development	3,100
Goodwill	9,257
Current liabilities	(1,379)
Deferred income tax liability	(3,568)
24,380
Consideration:
Cash paid to shareholders	19,934
Cash paid to debtholders	2,813
Liabilities assumed	430
Acquisition costs	1,203
24,380

The amounts presented above represent historical balances in U.S. dollars at the acquisition date.   As  a result of the change in the Company’s functional currency from the Canadian dollar to the U.S. dollar (see note 2), certain historic balances have been adjusted on translation and accordingly, since January 1, 2004, the balances for intangible assets, in-process research and development and goodwill have been reported using adjusted U.S. dollar values.

At the acquisition date, BioCoatings had several developed products that provided a stream of identifiable benefits and core patented technology that was expected to leverage functionality from previously developed products and technologies.  The acquired technologies were valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $13.4 million at the date of acquisition, and are being amortized over a period of 10 years. The Company also allocated $1.2 million to customer relationships as an identifiable intangible asset which is being amortized over a period of 5 years.

In addition, the Company acquired in-process research and development that would require further development.  The in-process research and development was valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $3.1 million at the date of acquisition.  The in-process research and development acquired has been written off as of the acquisition date.

6.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK

For certain of the Company’s financial instruments, including cash equivalents, accounts receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.  See note 10 for the fair value of short-term and long-term investments.

Financial risk includes interest rate risk, exchange rate risk and credit risk.  Interest rate risk arises due to the Company’s investments bearing fixed interest rates.  Foreign exchange risk arises as a portion of the Company’s investments which finance operations and a portion of the Company’s expenses are denominated in Canadian dollars.  Credit risk arises as the Company provides credit to its customers in the normal course of business.  The Company carries out credit evaluations of its customers on a continuing basis.

7.   CASH EQUIVALENTS

At December 31, 2005, cash and cash equivalents includes $16,570,000 (CDN$19,319,000) denominated in Canadian dollars [December 31, 2004 - $19,289,000 (CDN$23,216,000)].

8.   INVENTORIES

	December 31, 2005 $	December 31, 2004 $
Raw materials	165	941
Work in process	617	100
Finished goods	4	414
	786	1,455

9.   ASSETS HELD FOR SALE

	December 31, 2005 $	December 31, 2004 $
Computer, research and office equipment	151	-
Building	2,857	-
Land	2,500	-
	5,508	-

Assets held for sale represent land, buildings and equipment located at the Company’s research and development facility in Palo Alto, California.  In December 2005, the Company completed the process of consolidating its research and development activities resulting in the closure of the Palo Alto facility.  There were no losses recorded on assets held for sale during the year ended December 31, 2005 as the estimated fair value less costs to sell the assets was greater than the carrying amount as of December 31, 2005.  The net assets held for sale have been listed for sale and it is the Company's intention to complete the sale during the first quarter ended March 31, 2006.

10.  SHORT AND LONG-TERM INVESTMENTS

		Gross	Gross	Approximate
		unrealized	unrealized	market and
	Cost	gains	losses	carrying value
	$	$	$	$
December 31, 2005
Available-for-sale equity securities	38,997	4,344	(2,962)	40,379
Available-for-sale debt securities	262,944	-	(677)	262,267
Investments recorded at cost	1,211	-	-	1,211
	303,152	4,344	(3,639)	303,857

		Gross	Gross	Approximate
		unrealized	unrealized	market and
	Cost	gains	losses	carrying value
	$	$	$	$
December 31, 2004
Available-for-sale equity securities	25,007	-	(1,200)	23,807
Available-for-sale debt securities	201,579	2	(437)	201,144
	226,586	2	(1,637)	224,951

Available-for-sale securities

Short-term investments are substantially comprised of investment grade commercial debt with an average fixed interest rate of 3.9% [December 31, 2004 - 2.1%] and maturities to September 2006 [December 31, 2004 – maturities to October 2005]. Included in short-term investments at December 31, 2005 are investments of $38,299,000 (CDN$44,653,000) denominated in Canadian dollars [December 31, 2004 - $25,454,000 (CDN$30,637,000)].

Long-term investments include government agency notes and corporate bonds with an average yield to maturity of 3.6% [December 31, 2004 - 2.4%] and maturities extending to June 2008 [December 31, 2004 – extending to April 2007].  Long-term investments also include investments in biotechnology companies with which the Company has collaborative agreements.

The cost and approximate market value of available-for-sale debt securities by contractual maturity, as at December 31, 2005 and 2004 are as follows:

	Cost $	Approximate market and carrying value $
December 31, 2005
Less than one year	133,342	133,279
Due after one year through three years	129,602	128,988
	262,944	262,267

	Cost $	Approximate market and carrying value $
December 31, 2004
Less than one year	153,269	153,240
Due after one year through three years	48,310	47,904
	201,579	201,144

11.   PROPERTY AND EQUIPMENT

		Accumulated	Net book
	Cost	depreciation	value
	$	$	$
December 31, 2005
Computer equipment	5,292	3,115	2,177
Research equipment	4,360	2,091	2,269
Manufacturing equipment	606	114	492
Office furniture and equipment	2,002	915	1,087
Leasehold improvements	6,755	1,738	5,017
	19,015	7,973	11,042

		Accumulated	Net book
	Cost	depreciation	value
	$	$	$
December 31, 2004
Computer equipment	4,478	2,387	2,091
Research equipment	3,489	1,775	1,714
Manufacturing equipment	1,722	796	926
Office furniture and equipment	1,644	699	945
Leasehold improvements	7,088	2,566	4,522
Building	3,039	60	2,979
Land	2,500	-	2,500
	23,960	8,283	15,677

Depreciation expense for the year ended December 31, 2005 amounted to $3,016,000 (year ended December 31, 2004 - $3,211,000; fifteen month period ended December 31, 2003 - $3,055,000).

12.  INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$
December 31, 2005
In-licensed technologies	34,826	4,917	29,909
Acquired technologies	29,295	14,973	14,322
Other	1,895	679	1,216
	66,016	20,569	45,447

		Accumulated	Net book
	Cost	amortization	Value
	$	$	$
December 31, 2004
In-licensed technologies	34,326	1,427	32,899
Acquired technologies	33,907	12,197	21,710
Distribution relationships	8,699	363	8,336
Other	2,759	458	2,301
	79,691	14,445	65,246

Amortization expense for the year ended December 31, 2005 amounted to $6,983,000 (year ended December 31, 2004 - $6,310,000; fifteen month period ended December 31, 2003 - $6,750,000).

The following table summarizes the estimated amortization expense for each of the five succeeding fiscal years for intangible assets held as of December 31, 2005:

$
2006	7,215
2007	6,419
2008	6,419
2009	6,045
2010	4,345

13.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2005 $	December 31, 2004 $
Trade accounts payable	2,572	2,149
Accrued license and royalty fees	6,398	14,455
Employee-related accruals	2,718	2,618
Accrued professional fees	5,950	1,342
Other accrued liabilities	1,549	768
	19,187	21,332

14.   DEFERRED LEASEHOLD INDUCEMENT

The deferred leasehold inducement is comprised of a tenant improvement allowance and is being amortized to reduce rental expense on a straight line basis over the term of the lease from October 2002 to July 2019.

15.   SHARE CAPITAL

In each of March 2003 and February 2004, the stockholders of the Company authorized a two for one stock split of the Company’s common shares. All common share capital, options and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to each of the stock splits.

a)

Authorized

200,000,000 Common shares without par value

50,000,000 Class I Preference shares without par value

The Class I Preference shares are issuable in Series. The directors may, by resolution, fix the number of shares in a series of Class I Preference shares and create, define and attach special rights and restrictions as required.  None of these shares are currently issued and outstanding.

b)

Stock Options

Angiotech Pharmaceuticals, Inc.

In January 2004, the stockholders approved the adoption of the 2004 Stock Option Plan (“2004 Plan”) which superceded the previous stock option plans. The 2004 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable options to purchase up to 9,960,270 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.  The exercise price of the options is fixed by the Board of Directors but generally will be at least equal to the market price of the common shares at the date of grant and for options granted under the 2004 Plan, the term may not exceed five years.  For options grandfathered from the previous stock option plans, the term did not exceed 10 years.  Options granted are also subject to certain vesting provisions. Options vest over varying terms from 2 to 4 years.

A summary of CDN$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN$)
Outstanding at September 30, 2002	9,890,372	12.70
Granted	1,656,256	14.92
Exercised	(3,088,136)	8.10
Forfeited	(622,328)	18.64
Outstanding at December 31, 2003	7,836,164	14.52
Granted	1,589,394	31.38
Exercised	(622,200)	13.68
Forfeited	(449,542)	29.59
Outstanding at December 31, 2004	8,353,816	16.97
Granted	1,062,759	17.38
Exercised	(248,137)	11.79
Forfeited	(336,245)	28.61
Outstanding at December 31, 2005	8,832,193	16.77

These options expire at various dates from February 5, 2006 to December 17, 2012.

A summary of U.S.$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)
Outstanding at December 31, 2004	-	-
Granted	203,500	17.61
Forfeited	(771)	18.00
Outstanding at December 31, 2005	202,729	17.61

These options expire at various dates from January 26, 2010 to January 31, 2010.

Angiotech BioMaterials, Corp.

On January 31, 2003, upon the acquisition of BioMaterials, the Company assumed a total of 1,101,488 stock options outstanding under BioMaterials' stock option plans including the 1998 Stock Option Plan.  Under the 1998 Stock Option Plan, options may be granted to the Company's employees and consultants.  The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed 10 years.  Options granted are also subject to certain vesting provisions.  Each remaining BioMaterials stock option is converted into one Angiotech common share upon exercise.

A summary of the BioMaterials stock option transactions for the period from January 31, 2003 to December 31, 2005 is as follows:

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)
Outstanding at January 31, 2003	1,101,488	9.55
Granted	153,744	10.28
Exercised	(847,662)	8.39
Forfeited	(74,450)	17.17
Outstanding at December 31, 2003	333,120	11.14
Exercised	(161,228)	10.74
Forfeited	(2,836)	15.81
Outstanding at December 31, 2004	169,056	11.45
Exercised	(85,430)	10.34
Forfeited	(13,100)	23.09
Outstanding at December 31, 2005	70,526	10.62

These options expire at various dates from August 9, 2006 to June 3, 2013.

Stock options outstanding

The options outstanding under all option plans are as follows:

Options outstanding December 31, 2005				Options exercisable December 31, 2005
Range of exercise prices	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
The following options granted under the Angiotech plan are exercisable in CDN$:
$0.69	76,000	0.10	$0.69	76,000	$0.69
$2.25-$3.03	397,912	2.79	$2.80	397,912	$2.80
$3.75-$4.24	503,614	3.93	$4.23	503,614	$4.23
$11.46-$14.84	3,007,124	5.68	$13.56	2,775,514	$13.57
$15.01-$19.75	2,237,516	4.93	$16.98	1,330,100	$16.90
$21.39-$32.90	2,610,027	4.70	$25.30	1,994,772	$24.07
	8,832,193	4.92	$16.77	7,077,912	$15.75
The following options granted under the Angiotech plan are exercisable in U.S.$:
$17.20-$18.00	202,729	4.08	$17.61	44,552	$17.63
	202,729	4.08	$17.61	44,552	$17.63
The following options granted under the BioMaterials plan are exercisable in U.S.$:
$5.43	232	5.65	$5.43	232	$5.43
$7.48-$9.60	56,111	6.82	$9.53	56,111	$9.53
$10.39-$12.82	2,280	3.31	$11.55	2,280	$11.55
$15.10-$17.10	11,228	6.99	$15.41	11,228	$15.41
$20.04-$20.70	675	4.41	$20.50	675	$20.50
	70,526	6.71	$10.62	70,526	$10.62

c)

Stock-based compensation expense

The Company recorded stock-based compensation expense of $6,072,000 for the year ended December 31, 2005 ($5,810,000 for the year ended December 31, 2004; $3,094,000 for the fifteen month period ended December 31, 2003) relating to awards granted under its stock option plan, modified or settled subsequent to October 1, 2002.  The estimated fair value of the stock options granted is amortized to expense on a straight-line basis over the vesting period and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Fifteen months ended December 31, 2003
Dividend Yield	Nil	Nil	Nil
Annualized Volatility	42.7%	46.4%	67.5%
Risk-free Interest Rate	3.52%	2.93%	3.92%
Expected Life (Years)	3	3	3

The weighted average fair value of stock options granted in the year ended December 31, 2005 was CDN$5.84 per share for the 1,062,759 stock options granted in CDN$ and US$5.78 per share for the 203,500 stock options granted in US$ (year ended December 31, 2004 – CDN$10.67; fifteen month period ended December 31, 2003 – CDN$6.80).

During the year ended December 31, 2005, as a result of employee termination agreements, the Company accelerated the vesting of 156,481 stock options to an immediate vesting from approximately 1.9 years. The Company recorded compensation expense of $852,000 based on the estimated fair values of the modified awards.  The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 40%, risk-free interest rate 2.69% and expected life – 259 days.

During the year ended December 31, 2004, as the result of an employee termination agreement, the Company accelerated the vesting of 86,635 stock options to an immediate vesting from approximately 2.5 years. The Company recorded compensation expense of $627,000 based on the estimated fair values of the modified awards.  The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 42%, risk-free interest rate 2.27% and expected life – 91 days.

During the fifteen month period ended December 31, 2003, as the result of an employee termination agreement, the Company accelerated the vesting of 79,458 stock options to an immediate vesting from approximately 1.7 years. The Company recorded compensation expense of $941,000 based on the estimated fair value of the modified award.  The estimated fair value was determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 46%, risk-free interest rate 3.88% and expected life – 30 days.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

d)

Pro forma disclosure

The following pro forma financial information presents the net income (loss) for the period from continuing operations and basic and diluted net income (loss) per common share from continuing operations had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$

Net income (loss) from continuing operations	8,404	52,979	(52,938)
Add: Stock-based employee compensation expense included in reported income (loss) above	6,072	5,810	3,094
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(9,393)	(14,262)	(15,235)

Pro forma net income (loss) from continuing operations	5,083	44,527	(65,079)
Basic net income (loss) per common share from continuing operations
As reported	0.10	0.63	(0.75)
Pro forma	0.06	0.53	(0.92)
Diluted net income (loss) per common share from continuing operations
As reported	0.10	0.62	(0.75)
Pro forma	0.06	0.52	(0.92)

The pro forma amounts may not be representative of future disclosures as the estimated fair value of stock option compensation is amortized to expense over the vesting period and additional options may be granted in future periods. The Company used the Black-Scholes option pricing model to estimate the fair value of the options at the grant date, using the following weighted average assumptions:

Year Ended September 30, 2002
Dividend Yield	Nil
Annualized Volatility	50.0%
Risk-free Interest Rate	4.00%
Expected Life (Years)	5

The weighted average fair value of stock options granted in the year ended September 30, 2002 was CDN$9.79.

e)

Stockholder rights plan

Pursuant to a stockholder rights plan ("the Plan") approved February 10, 1999, amended and restated on March 5, 2002 and again on June 9, 2005, the holder of the right is entitled to acquire, under certain conditions, common shares of the Company at a 50% discount to the market upon a person or group of persons acquiring 20% or more of the common shares of the Company.  The rights are not exercisable in the event of a Permitted Bid as defined in the Plan.  The Plan has a term of 9 years, subject to reconfirmation by the stockholders at the annual stockholder meeting in 2008.

16.   INCOME TAXES

(a)  The components of the provision for (recovery of) income taxes are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$

Current income tax expense:
Canada	21,707	2,549	-
Foreign	57	37	-
	21,764	2,586	-
Deferred income tax expense (recovery):
Canada	11,622	(8,495)	-
Foreign	(5,331)	(274)	-
	6,291	(8,769)	-

Income tax expense (recovery)	28,055	(6,183)	-

(b)  The provision for income taxes is based on net income (loss) before income taxes as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$

Canada	76,365	66,646	(41,197)
Foreign	(39,906)	(19,850)	(11,741)
	36,459	46,796	(52,938)

(c)  The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.90% [2004 – 35.60%; 2003 - 39.25%] statutory tax rate, is:

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$
Income taxes at statutory rates	12,724	16,659	(20,778)
Effect of Canadian tax rate changes on deferred tax assets and liabilities	449	-	872
Foreign tax rate differences	3,208	3,096	2,499
Research and development tax credits	(2,898)	(2,147)	(1,158)
Tax benefit of foreign exchange losses	(3,959)	(5,903)	-
Losses not deductible for tax purposes	11,600	2,094	3,642
Change in valuation allowance	7,697	(20,910)	14,359
Other	(766)	928	564
Income tax expense (recovery)	28,055	(6,183)	-

(d)  The tax effects of temporary differences that give rise to significant components of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31, 2005	December 31, 2004
	$	$
Deferred income tax assets:
Book amortization in excess of tax depreciation	8,191	7,810
Loss carry forwards	12,581	6,586
Capital loss carry forwards	4,960	3,458
Research and development deductions and credits	3,276	17,569
Other assets	22,804	11,693
Total gross deferred income tax assets	51,812	47,116
Valuation allowance	(26,483)	(18,786)
Total deferred tax assets	25,329	28,330
Less: Non-current portion of deferred income tax assets	(23,626)	(12,840)
Current deferred income tax assets	1,703	15,490

Deferred income tax liabilities:
Identifiable intangible assets	(5,106)	(11,253)
Tax deductions in excess of accounting deductions	(7,170)	(9,609)
Total gross deferred tax liabilities	(12,276)	(20,862)
Less: Non-current portion of deferred income tax assets	23,626	12,840
Net non-current deferred income tax assets (liabilities)	11,350	(8,022)

Realization of the deferred income tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes.  During 2004, the Company’s operations supported that the “more likely than not” test for accounting purposes has been met with respect to Canadian deferred income tax assets and accordingly, the valuation allowance that had been recorded in the past against the net deferred income tax asset was reversed.  A valuation allowance has been provided for the portion of deferred income tax assets relating to foreign jurisdictions.

The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit to income in that period.  In addition, due to the change in control of the acquired companies in the current and prior periods, the future utilization of certain loss carryforwards and tax credits that were incurred by the acquired companies prior to acquisition will be restricted and subject to annual limitations.

(e) As at December 31, 2005, the Company has scientific research and experimental development expenditures in the amount of $nil (December 31, 2004 - $16,652,000) available for carry-forward indefinitely to reduce future taxable income.  The Company has unclaimed Canadian and U.S. federal and provincial/state investment tax credits of approximately $nil and $3,636,000 respectively (December 31, 2004 - $10,323,000 and $4,525,000) available to reduce future income taxes otherwise payable.  The Company has loss carry forwards of approximately $61,669,000 (December 31, 2004 - $41,022,000) available to offset future taxable income in the United States ($24,445,000) and Switzerland ($37,224,000).

The investment tax credits and loss carry forwards expire as follows:

	Federal investment tax credits $	Provincial/state investment tax credits $	Loss carryforwards $
2009	-	65	5,482
2010	-	4	7,695
2011	-	2	12,397
2012	-	-	11,651
2013	-	-	-
2014	-	-	-
2015	-	-	-
2016	-	-	-
2017	414	771	-
2018	448	5	-
2019	469	78	2,105
2020	122	35	1,572
2021	255	29	956
2022	147	154	4,182
2023	136	135	7,816
2024	367	-	2,243
2025	-	-	5,571
Indefinitely	-	-	10,811
	2,358	1,278	72,481

The Company has a capital loss carryforward of approximately $10,811,000 (December 31, 2004 - $8,908,000) available to offset future taxable income in Canada.  The capital loss carryforward can be carried forward indefinitely.

17.   COMMITMENTS AND CONTINGENCIES

(a) Commitments

i) Lease commitments

The Company has entered into operating lease agreements for office and laboratory space which expire through July 2019. Future minimum annual lease payments under these leases are as follows:

$
2006	2,142
2007	1,793
2008	1,702
2009	1,702
2010	1,689
Thereafter	13,486
22,514

Rent expense for the year ended December 31, 2005 amounted to $1,335,000 [year ended December 31, 2004 - $1,212,000; fifteen month period ended December 31, 2003 - $1,477,000].

ii) Contractual commitments

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties.  These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones.  The Company has not accrued for these payments as of December 31, 2005 due to the uncertainty over whether these milestones will be achieved.   The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

CombinatoRx Incorporated (“CombinatoRx”)

In October 2005, the Company entered into a Research and License Agreement with CombinatoRx. The collaboration involves a joint research effort to combine CombinatoRx’s combination drug discovery platform and capabilities with the Company’s expertise in local drug selection and delivery across a number of disease areas.  As consideration for the license, the Company paid an upfront license payment to CombinatoRx of $27.0 million and has the option to extend the research collaboration from 30 months to 60 months for additional consideration of $7.0 million.  CombinatoRx will also receive milestone payments and royalties for each combination pharmaceutical compound successfully developed and commercialized by the Company.

Afmedica, Inc. (“Afmedica”)

In connection with the acquisition of Afmedica in October 2005 (note 5(b)), the Company may be required to make milestone payments totaling $10.0 million to former Afmedica equity holders should the Company reach certain development and regulatory milestones with respect to any Afmedica product.

Poly-Med, Inc. (“Poly-Med”)

In April 2004, the Company entered into a License Agreement with Poly-Med which granted the Company exclusive and non-exclusive rights to several of Poly-Med’s key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies.  Under this agreement, the Company is committed to making quarterly research and development funding payments totaling $6.0 million over the five year term of the agreement. The Company is also committed to make payments of $1.0 million on each of the first and second anniversaries of the agreement contingent upon performance by both parties, the first of which was paid in April 2005, and future milestone and royalty payments upon achievement of certain clinical and commercial development milestones.

National Institute of Health (“NIH”)

In November 1997, the Company entered into an exclusive license agreement with the Public Health Service of the United States, through the NIH whereby the Company was granted an exclusive, worldwide license to certain technologies of the NIH relating to the use of paclitaxel. Pursuant to this license agreement, the Company agreed to pay NIH milestone payments upon achievement of certain clinical and commercial development milestones and pay royalties on net product sales.

iii) Purchase obligation

The Company has entered into a purchase agreement to acquire land adjacent to its leased office and laboratory space for a total price of approximately $4.8 million, of which $1.0 million has been paid as a deposit as of December 31, 2005. The purchase is expected to close in May 2006.

iv) Consolidation of research and development facilities

In October 2004, the Company began a process of consolidating its research and development facilities by centralizing certain research and development activities.  The consolidation of the research and development activities was completed as of June 30, 2005.  Manufacturing of the Vitagel™ surgical hemostat product continued until December 2005 at which time the process of manufacturing the product was transferred to Orthovita, Inc.  Total restructuring and termination related costs of approximately $5.2 million were recorded to December 31, 2005.  During the year ended December 31, 2005, the Company recorded expenses of $2.6 million (2004 - $2.6 million) of which $0.4 million was included in cost of goods sold, $1.1 million was included in research and development expenses and $1.1 million was included in selling, general and administration expenses.  Of the total amount expensed, $1.5 million remains unpaid in accrued liabilities at December 31, 2005.

(b) Contingencies

i)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

ii)

Oppositions have been filed with respect to four granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515 and EP1155690).  The oppositions against European Patent No EP7011158, EP0809515 and EP1155690 are at an early stage.  The opposition against European Patent No. EP0706376 has had recent activity.  On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of the Company’s Patent No. EP0706376 with various claims, including claims to stents coated with a composition comprising paclitaxel and a polymeric carrier.  None of the original parties to the proceedings filed an Appeal of this decision.  Two non-parties to the Opposition (Conor Medsystems Inc. and Sahajanand Medical Technologies Pvt. Ltd) submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal; the EPO has not made an official announcement regarding whether they will consider the merits of those documents.  An opposition has also been filed by a third party against one of the Company’s Japanese patents that relate to stents (No. 3423317).  The Company filed a response on December 5, 2005. The ultimate outcomes of the Japanese and European oppositions, including possible appeals, are uncertain at this time.

iii)

In February 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Conor Medsystems Inc. for patent infringement.  In November 2005, Conor MedSystems Inc. commenced a legal action in the Netherlands against the Company, asserting that the NL member of the EP0706376 patent is invalid and should be revoked.  On February 18, 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that one of the Company's U.K. stent patents is invalid and is seeking to have that patent revoked.  The United Kingdom trial was conducted on October 4-10 and December 12-14, 2005 and the court issued a decision on February  24, 2006, finding this U.K. patent to be invalid. An appeal of that decision is planned.  On March 31, 2005, a claim was filed by Conor MedSystems Inc. in a court in Australia, alleging invalidity of three of the Company’s Australian patents.  The outcomes of these legal proceedings are uncertain at this time.

iv)

In April 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement.  The hearing will be held in March 2006.  The ultimate outcome of the patent infringement case is uncertain at this time.

v)

In December 2005, the Company together with Boston Scientific Corporation commenced a Preliminary Injunction Proceeding in the Netherlands against Biosensors International Group Ltd. and six related companies including Occam International BV, requesting a preliminary injunction.  A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested.  The Company is not precluded from initiating a legal action according to regular Dutch proceedings.

vi)

The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

18.  SEGMENTED INFORMATION

The Company operates in one segment: drug-eluting medical devices and therapeutic biomaterials.  The Company’s chief operating decision-makers review the Company’s operating results on an aggregate basis and manage the Company’s operations as a single operating segment.

The Company focuses on combining pharmaceutical compounds with medical devices and biomaterials to address common complications associated with a surgical procedure or the implantation of a medical device.

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or, for revenue from collaborators, the location of the collaborator’s customers:

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
	$	$	$
Revenue - Paclitaxel-eluting stents
Royalty revenue:
United States	139,236	76,084	-
Europe	32,796	14,913	2,587
Rest of World	11,534	7,411	1,627
	183,566	98,408	4,214
License fees:
United States	-	13,900	-
Total revenue -Paclitaxel-eluting stents	183,566	112,308	4,214

Revenue – Other:
United States	15,966	13,617	14,952
Rest of World	116	306	1,059
Total other revenue	16,082	13,923	16,011

Total revenue from continuing operations	199,648	126,231	20,225

Long-lived assets including goodwill:

	December 31, 2005 $	December 31, 2004 $
United States	45,989	63,018
Canada	32,494	34,258
Switzerland	24,077	12,572
Netherlands	-	4,421
	102,560	114,269

During the year ended December 31, 2005, revenue from one licensee represents approximately 92% of total revenue (89% for the year ended December 31, 2004).

19.   INCOME (LOSS) PER SHARE

Income (loss) per share was calculated as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$
Numerator:
Net income (loss) from continuing operations	8,404	52,979	(52,938)
Net income (loss) from discontinued operations, net of income taxes	(9,591)	(527)	52
Net income (loss)	(1,187)	52,452	(52,886)

Denominator:
Basic weighted average common shares outstanding	84,121	83,678	70,580
Dilutive effect of stock options	1,603	2,019	-
Diluted weighted average common shares outstanding	85,724	85,697	70,580
Basic net income (loss) per common share:
Continuing operations	0.10	0.63	(0.75)
Discontinued operations	(0.11)	-	-
Total	(0.01)	0.63	(0.75)
Diluted net income (loss) per common share:
Continuing operations	0.10	0.62	(0.75)
Discontinued operations	(0.11)	(0.01)	-
Total	(0.01)	0.61	(0.75)

For the year ended December 31, 2005, 2,905,543 stock options were excluded from the calculation of diluted net income (loss) per common share, as the effect of including them would have been anti-dilutive (1,283,679 for the year ended December 31, 2004; 8,169,284 for the fifteen months ended December 31, 2003).

20.   CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION

The change in non-cash working capital items relating to operations was as follows:

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
	$	$	$
Accrued interest on short-term and long-term investments	(1,368)	(1,778)	814
Accounts receivable	(1,494)	3,748	(3,282)
Inventories	(172)	1,073	(615)
Prepaid expenses and deposits	(8)	46	(958)
Accounts payable and accrued liabilities	(1,935)	13,564	(1,854)
Income taxes payable	3,701	1,216	-
Deferred costs	(239)	1,566	(1,566)
	(1,515)	19,435	(7,461)

Supplemental disclosure:

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
	$	$	$
Common shares issued for acquisition of BioMaterials	-	-	44,062
Income taxes paid	15,826	730	-

21.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) which, as applied in these financial statements, conform in all material respects to Canadian generally accepted accounting principles (“Canadian GAAP”), except for the following differences:

(a)

Under Canadian GAAP, when a research and development project meets Canadian GAAP criteria for deferral and amortization, amounts paid for medical technologies are capitalized and amortized over the expected useful life.

(b)   Under Canadian GAAP, in-process research and development that meets certain criteria for deferral and amortization is capitalized as an intangible asset and is amortized over its expected useful life.  On January 31, 2003 and December 4, 2003, the Company acquired in-process research and development in the acquisitions of BioMaterials and BioCoatings of $3,555,000 and $3,084,000 respectively.  These amounts would have been capitalized under Canadian GAAP.   Amortization of in-process research and development is determined using the straight-line method over 7-10 years and amounted to $828,000 for the year ended December 31, 2005 ($829,000 for the year ended December 31, 2004; $458,000 for the fifteen month period ended December 31 2003).

(c)   Under Canadian GAAP, the Company would have recorded an additional future income tax liability of $1,171,000 on the difference between the carrying value and tax base of the in-process research and development capitalized in the BioCoatings acquisition.  During the year ended December 31, 2005, the future income tax recovery would have been adjusted by $116,000 for Canadian GAAP purposes to reflect the reduction in the temporary difference due to the amortization of the BioCoatings in-process research and development ($117,000 for the year ended December 31, 2004).

(d)   As part of the sale of the Company’s Dutch subsidiaries on December 30, 2005, the Company disposed of certain BioCoatings in-process research and development assets.  The loss on sale of the subsidiary would have been adjusted by $796,000 under Canadian GAAP, reflecting the unamortized balance as of the date of disposal of $1,216,000, less an adjustment to the associated future income tax liability of $420,000.

(e)   Under Canadian GAAP, short-term and long-term investments classified as available-for-sale are recorded at the lower of cost plus accrued interest and market.  Accordingly, net cumulative unrealized gains on available-for-sale securities of $705,000 included in other comprehensive income as at December 31, 2005 would not have been recorded under Canadian GAAP (December 31, 2004 - net unrealized losses on available-for-sale securities of $1,635,000).  In order to record marketable securities at the lower of cost plus accrued interest and market, an unrealized loss of $345,000 would have been recorded under Canadian GAAP.

(f)   If Canadian GAAP were followed:

(i)   the effect on the Statements of Income (Loss) would be:

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$

Net income (loss) from continuing operations, U.S. GAAP	8,404	52,979	(52,938)
Adjustment for purchase and amortization of medical technologies [a]	-	(1)	(1,380)
Adjustment for purchase and amortization of in-process research and development [b]	(828)	(829)	6,181
Adjustment for FIT recovery on amortization of in-process research and development [c]	116	117	-
Adjustment to loss on sale of subsidiary for reversal of in-process research and development, net of income taxes [d]	(796)	-	-
Adjustment to record unrealized loss relating to marketable securities [e]	(345)	-
Other	4	53	119
Net income (loss) from continuing operations, Canadian GAAP	6,555	52,319	(48,018)

Basic net income (loss) per common share from continuing operations, Canadian GAAP	0.08	0.63	(0.68)
Diluted net income (loss) per common share from continuing operations, Canadian GAAP	0.08	0.61	(0.68)

Basic weighted average number of common shares (in thousands)	84,121	83,678	70,580
Diluted weighted average number of common shares (in thousands)	85,724	85,697	70,580

(ii)  Balance Sheet items which would differ under Canadian GAAP are as follows:

	December 31, 2005		December 31, 2004
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
	$	$	$	$
Intangible assets	45,447	48,963	65,246	70,807
Goodwill	46,071	47,242	33,346	34,517
Short-term investments	133,279	133,279	153,240	153,269
Long-term investments	170,578	169,196	71,711	73,318
Deferred income tax assets	11,350	10,833	-	-
Total assets	494,694	497,482	479,077	487,443
Deferred income tax liability	-	-	8,022	9,076
Additional paid in capital	21,929	19,620	14,335	12,030
Accumulated other comprehensive income	22,719	22,014	20,379	22,014
Accumulated deficit	45,607	39,561	44,420	36,525

g)

Pro forma information – stock-based compensation

The following pro forma financial information presents net income (loss) and basic and diluted net income (loss) per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002.  The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model [see note 15(d) for pro forma assumptions].

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$
Net income (loss) from continuing operations – Canadian GAAP	6,555	52,319	(48,018)
Add: Stock-based employee compensation expense included in reported net income (loss) above	6,068	5,757	2,975
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(9,393)	(14,262)	(15,235)
Pro forma net income (loss) from continuing operations, Canadian GAAP	3,230	43,814	(60,278)
Basic net income (loss) per common share from continuing operations
As reported	0.08	0.63	(0.68)
Pro forma	0.04	0.52	(0.85)
Diluted net income (loss) per common share from continuing operations
As reported	0.08	0.61	(0.68)
Pro forma	0.04	0.51	(0.85)

22.  CONDENSED CONSOLIDATING GUARANTOR FINANCIAL INFORMATION

The following presents the condensed consolidating guarantor financial information as of December 31, 2005 and 2004, and for the years ended December 31, 2005 and 2004 and the fifteen months ended December 31, 2003 for the direct and indirect subsidiaries of the Company that serve as guarantors of the $250 million 7.75% senior subordinated notes issued on March 23, 2006 due in 2014, and the Company’s subsidiaries that do not serve as guarantors. Non-guarantor subsidiaries include the Swiss subsidiaries and a Canadian Trust that cannot guarantee the debt of the Company.  All of the Company’s subsidiaries are 100% owned, and all guarantees are full and unconditional, joint and several.

Condensed Consolidating Balance Sheet
December 31, 2005
	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

ASSETS
Current assets
Cash and cash equivalents	29,403	24,828	7,932	-	62,163
Short-term investments	63,300	69,979	-	-	133,279
Accounts and notes receivable	24,111	42,056	311,597	(374,387)	3,377
Inventories	-	786	-	-	786
Assets held for sale	-	5,508	-	-	5,508
Deferred income taxes	860	843	-	-	1,703
Prepaid expenses and other current assets	1,481	323	252	-	2,056
Total current assets	119,155	144,323	319,781	(374,387)	208,872

Long-term investments	17,879	151,035	1,664	-	170,578
Property and equipment	8,080	2,957	5	-	11,042
Investment in subsidiaries	309,375	345,823	-	(655,198)	-
Intangible assets	23,571	15,537	6,339	-	45,447
Goodwill	-	33,346	12,725	-	46,071
Deferred income taxes	3,540	7,810	-	-	11,350
Other assets	1,091	243	-	-	1,334
	482,691	701,074	340,514	(1,029,585)	494,694

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable, notes payable and accrued liabilities	15,421	315,829	62,324	(374,387)	19,187
Income taxes payable	98	(176)	6,816	-	6,738
Deferred revenue - current portion	-	1,000	630	-	1,630
Total current liabilities	15,519	316,653	69,770	(374,387)	27,555

Deferred revenue	-	-	1,632	-	1,632
Deferred leasehold inducement	2,827	-	-	-	2,827
	18,346	316,653	71,402	(374,387)	32,014

Stockholders' equity
Share capital	463,639	72,899	314,469	(387,368)	463,639
Additional paid-in capital	21,929	374,142	1,582	(375,724)	21,929
Accumulated deficit	(45,607)	(59,199)	(46,939)	106,138	(45,607)
Accumulated other comprehensive income	24,384	(3,421)	-	1,756	22,719
Total stockholders' equity	464,345	384,421	269,112	(655,198)	462,680
	482,691	701,074	340,514	(1,029,585)	494,694

Condensed Consolidating Balance Sheet
December 31, 2004

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

ASSETS
Current assets
Cash and cash equivalents	54,403	57,825	6,016	-	118,244
Short-term investments	106	153,134	-	-	153,240
Accounts and notes receivable	2,892	45,249	312,376	(358,050)	2,467
Inventories	-	1,151	304	-	1,455
Deferred income taxes	14,890	600	-	-	15,490
Prepaid expenses and other current assets	1,236	492	45	-	1,773
Total current assets	73,527	258,451	318,741	(358,050)	292,669

Long-term investments	-	71,711	-	-	71,711
Property and equipment	6,963	8,413	301	-	15,677
Investment in subsidiaries	365,787	372,697	-	(738,484)	-
Intangible assets	26,393	28,196	10,657	-	65,246
Goodwill	-	33,346	-	-	33,346
Deferred income taxes	-	(104)	104	-	-
Other assets	80	348	-	-	428
	472,750	773,058	329,803	(1,096,534)	479,077

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable, notes payable and accrued liabilities	21,273	312,314	45,798	(358,053)	21,332
Income taxes payable	1,003	592	1,442	-	3,037
Total current liabilities	22,276	312,906	47,240	(358,053)	24,369

Deferred revenue	-	2,000	-	-	2,000
Deferred leasehold inducement	2,860	-	-	-	2,860
Deferred income taxes	6,127	1,164	731	-	8,022
	31,263	316,070	47,971	(358,053)	37,251

Stockholders' equity
Share capital	451,532	135,008	311,506	(446,514)	451,532
Additional paid-in capital	14,335	312,506	5,231	(317,737)	14,335
Accumulated deficit	(44,420)	9,039	(34,809)	25,770	(44,420)
Accumulated other comprehensive income	20,040	435	(96)	-	20,379
Total stockholders' equity	441,487	456,988	281,832	(738,481)	441,826
	472,750	773,058	329,803	(1,096,534)	479,077

Condensed Consolidating Income Statement
Year Ended December 31, 2005

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

REVENUE
Royalty revenue	183,566	2,463	3,174	-	189,203
Product sales	-	5,334	-	-	5,334
License fees	500	1,270	4,339	(998)	5,111
Intercompany R&D charges	7,122	6,209	-	(13,331)	-
	191,188	15,276	7,513	(14,329)	199,648
EXPENSES
License and royalty fees	27,962	83	377	(77)	28,345
Cost of goods sold - product sales	-	5,653	-	-	5,653
Research and development	22,694	9,294	-	-	31,988
Intercompany R&D charges	-	-	12,907	(12,907)	-
Selling, general and administration	31,420	6,065	352	-	37,837
Depreciation and amortization	4,346	4,512	682	-	9,540
In-process research and development	33,266	21,691	-	-	54,957
	119,688	47,298	14,318	(12,984)	168,320
Operating income (loss)	71,500	(32,022)	(6,805)	(1,345)	31,328
Other income (expenses) :
Foreign exchange gain (loss)	848	(3,804)	4,052	(4)	1,092
Investment and other income	2,680	7,301	25	-	10,006
Write-down of investment	(3,111)	-	(2,856)	-	(5,967)
Management fees	(1,816)	1,862	(356)	310	-
Intercompany interest income / (expense)	-	(33,910)	33,910	-	-
Dividend income	-	35,148	-	(35,148)	-
Total other income (expenses)	(1,399)	6,597	34,775	(34,842)	5,131
Income (loss) from continuing operations before income taxes	70,101	(25,425)	27,970	(36,187)	36,459
Income tax expense (recovery)	24,980	(5,271)	8,346	-	28,055
Net income (loss) from continuing operations	45,121	(20,154)	19,624	(36,187)	8,404
Subsidiaries income (loss)	(46,308)	27,091	-	19,217	-
Discontinued operations :
Income (loss) from discontinued operations, net of income taxes	-	(10,076)	485	-	(9,591)
Net income (loss)	(1,187)	(3,139)	20,109	(16,970)	(1,187)

Condensed Consolidating Income Statement
Year Ended December 31, 2004

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

REVENUE
Royalty revenue	98,408	1,590	640	-	100,638
Product sales	-	8,281	-	-	8,281
License fees	13,900	3,428	174	(190)	17,312
Intercompany R&D charges	13,193	6,455	-	(19,648)	-
	125,501	19,754	814	(19,838)	126,231
EXPENSES
License and royalty fees	18,085	177	-	(190)	18,072
Cost of goods sold - product sales	-	5,632	-	-	5,632
Research and development	14,048	12,611	-	-	26,659
Intercompany R&D charges	6,455	-	13,193	(19,648)	-
Selling, general and administration	15,540	5,357	283	-	21,180
Depreciation and amortization	2,362	6,694	179	-	9,235
In-process research and development	6,375	-	-	-	6,375
	62,865	30,471	13,655	(19,838)	87,153
Operating income (loss)	62,636	(10,717)	(12,841)	-	39,078
Other income (expenses) :
Foreign exchange gain (loss)	581	3,702	(2,233)	-	2,050
Investment and other income	3,759	1,909	-	-	5,668
Management fees	(1,908)	2,417	(509)	-	-
Intercompany interest income / (expense)	(279)	(4,631)	4,910	-	-
Dividend income	-	5,874	-	(5,874)	-
Total other income (expenses)	2,153	9,271	2,168	(5,874)	7,718
Income (loss) from continuing operations before income taxes	64,789	(1,446)	(10,673)	(5,874)	46,796
Income tax expense (recovery)	(5,855)	(1,770)	1,442	-	(6,183)
Net income (loss) from continuing operations	70,644	324	(12,115)	(5,874)	52,979
Subsidiaries income (loss)	(18,192)	3,966	-	14,226	-
Discontinued operations :
Income (loss) from discontinued operations, net of income taxes	-	(460)	(67)	-	(527)
Net income (loss)	52,452	3,830	(12,182)	8,352	52,452

Condensed Consolidating Income Statement
Fifteen Months Ended December 31, 2003

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

REVENUE
Royalty revenue	4,214	83	-	-	4,297
Product sales	-	7,859	-	-	7,859
License fees	588	7,481	179	(179)	8,069
Intercompany R&D charges	7,182	99	-	(7,281)	-
	11,984	15,522	179	(7,460)	20,225
EXPENSES
License and royalty fees	1,850	179	-	(179)	1,850
Cost of goods sold - product sales	-	4,660	-	-	4,660
Research and development	9,000	6,126	-	-	15,126
Intercompany R&D charges	99	-	7,182	(7,281)	-
Selling, general and administration	11,364	6,916	239	-	18,519
Depreciation and amortization	2,183	6,568	-	-	8,751
In-process research and development	-	5,147	1,492	-	6,639
	24,496	29,596	8,913	(7,460)	55,545
Operating income (loss)	(12,512)	(14,074)	(8,734)	-	(35,320)
Other income (expenses) :
Foreign exchange gain (loss)	(20,982)	615	159	-	(20,208)
Investment and other income	2,368	222	-	-	2,590
Management fees	(2,460)	2,799	(339)	-	-
Intercompany interest income / (expense)	-	31	(31)	-	-
Total other income (expenses)	(21,074)	3,667	(211)	-	(17,618)
Income (loss) from continuing operations before income taxes	(33,586)	(10,407)	(8,945)	-	(52,938)
Income tax expense (recovery)	-	-	-	-	-
Net income (loss) from continuing operations	(33,586)	(10,407)	(8,945)	-	(52,938)
Subsidiaries income (loss)	(19,300)	(1,491)	-	20,791	-
Discontinued operations :
Income (loss) from discontinued operations, net of income taxes	-	-	52	-	52
Net income (loss)	(52,886)	(11,898)	(8,893)	20,791	(52,886)

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2005

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

OPERATING ACTIVITIES:
Cash provided by (used in) operating activities	132,166	6,592	23,257	(73,136)	88,879
INVESTING ACTIVITIES:
Purchase of short-term investments	(137,374)	(177,202)	-	-	(314,576)
Proceeds from short-term investments	75,023	259,322	-	-	334,345
Purchase of long-term investments	(29,873)	(99,592)	-	-	(129,465)
Proceeds from long-term investments	10,225	19,400	-	-	29,625
Purchase of property and equipment	(2,591)	(1,452)	(7)	54	(3,996)
Proceeds on disposal of property and equipment	66	82	-	(54)	94
Proceeds on sale of subsidiary, net of cash disposed	-	2,257	-	-	2,257
Acquisition of businesses, net of cash acquired	-	(673)	(13,327)	-	(14,000)
Capital contribution in subsidiaries	(25,310)	(2,964)	-	28,274	-
In-process research and development	(29,858)	(21,690)	-	-	(51,548)
Other assets	(1,010)	-	-	-	(1,010)
Cash provided by (used in) investing activities	(140,702)	(22,512)	(13,334)	28,274	(148,274)
FINANCING ACTIVITIES:
Contributions to paid in capital	-	25,310	2,964	(28,274)	-
Proceeds from stock options exercised	3,314	-	-	-	3,314
Dividends paid	-	(37,987)	(35,149)	73,136	-
Notes receivable / payable	(19,778)	(4,400)	24,178	-	-
Cash provided by (used in) financing activities	(16,464)	(17,077)	(8,007)	44,862	3,314

Net increase (decrease) in cash and cash equivalents	(25,000)	(32,997)	1,916	-	(56,081)
Cash and cash equivalents, beginning of period	54,403	57,825	6,016	-	118,244
Cash and cash equivalents, end of period	29,403	24,828	7,932	-	62,163

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2004

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

OPERATING ACTIVITIES:
Cash provided by (used in) operating activities	115,021	(1,111)	5,079	(40,877)	78,112
INVESTING ACTIVITIES:
Purchase of short-term investments	(208,534)	(169,510)	-	97,922	(280,122)
Proceeds from short-term investments	243,940	17,562	-	(97,922)	163,580
Purchase of long-term investments	(75,988)	(73,104)	-	73,010	(76,082)
Proceeds from long-term investments	91,536	869	-	(73,010)	19,395
Purchase of property, and equipment	(1,454)	(7,656)	(59)	-	(9,169)
Investment in subsidiaries	(343,269)	(363,085)	(33,260)	739,614	-
Acquisitions of businesses, net of cash received	60	1,617	-	(13,293)	(11,616)
Licensed medical technologies	(25,587)	-	(6,673)		(32,260)
In-process research and development	(6,375)	-	-	-	(6,375)
Leasehold inducements received	807	-	-	-	807
Cash provided by (used in) investing activities	(324,864)	(593,307)	(39,992)	726,321	(231,842)
FINANCING ACTIVITIES:
Issuance of common shares – net of issue costs	(375)	-	-	-	(375)
Proceeds from stock options exercised and share capital issued	8,220	344,971	34,841	(379,812)	8,220
Dividends paid	-	-	(5,874)	5,874	-
Notes payable / receivable	(4,381)	304,274	11,613	(311,506)	-
Cash provided by (used in) financing activities	3,464	649,245	40,580	(685,444)	7,845

Net increase (decrease) in cash and cash equivalents	(206,379)	54,827	5,667	-	(145,885)
Cash and cash equivalents, beginning of period	260,782	2,998	349	-	264,129
Cash and cash equivalents, end of period	54,403	57,825	6,016	-	118,244

Condensed Consolidating Statement of Cash Flows
Fifteen Months Ended December 31, 2003

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

OPERATING ACTIVITIES:
Cash provided by (used in) operating activities	(31,641)	(3,542)	109	-	(35,074)
INVESTING ACTIVITIES:
Purchase of short-term investments	(186,983)	-	-	-	(186,983)
Proceeds from short-term investments	237,723	-	-	-	237,723
Purchase of long-term investments	(15,547)	(500)	-	-	(16,047)
Purchase of property and equipment	(3,812)	(283)	-	-	(4,095)
Proceeds on sale of property and equipment	5	-	-	-	5
Investment in subsidiaries	(3,708)	-	-	3,708	-
Licensed medical technologies	(1,483)	-	-	-	(1,483)
Acquisitions of business, net of cash acquired	(24,685)	2,494	116	-	(22,075)
Restricted cash	-	1,801	-	-	1,801
Other assets	-	86	-	-	86
Leasehold inducements	451	-	-	-	451
Cash provided by (used in) investing activities	1,961	3,598	116	3,708	9,383
FINANCING ACTIVITIES:
Repayments of capital lease obligations	-	(1,542)	-	-	(1,542)
Issuance of common shares – net of issue costs	238,428	3,638	70	(3,708)	238,428
Proceeds from stock options exercised	25,508	-	-	-	25,508
Cash provided by (used in) financing activities	263,936	2,096	70	(3,708)	262,394
Effect of exchange rate changes on cash and cash equivalents	18,262	-	-	-	18,262

Net increase (decrease) in cash and cash equivalents	252,518	2,152	295	-	254,965
Cash and cash equivalents, beginning of period	8,264	846	54	-	9,164
Cash and cash equivalents, end of period	260,782	2,998	349	-	264,129

23.   SUBSEQUENT EVENT

On February 1, 2006, the Company announced that it has entered into a definitive agreement to acquire 100% of privately held American Medical Instruments Holdings, Inc. (“AMI”), a leading independent manufacturer of specialty, single-use medical devices, for cash consideration of $785 million.  The transaction provides the Company with a commercial platform to capitalize on its current pipeline and significantly diversifies the Company’s revenue base, giving the Company global manufacturing, marketing and sales capabilities.  The Company has obtained commitments for $600 million in fully committed term loan facilities and expects to finance the transaction through a combination of these facilities, cash on hand and other debt financings.  The proposed transaction is subject to customary closing conditions and is expected to close in the second quarter of 2006.

Exhibit 2

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

Second quarter ended June 30, 2006

(Unaudited)

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars)

(Unaudited)

	June 30,	December 31,
	2006	2005
	$	$
ASSETS
Current assets
Cash and cash equivalents	56,964	62,163
Short-term investments [note 6]	16,562	133,279
Accounts receivable, net	27,696	3,377
Inventories [note 7]	30,606	786
Assets held for sale [note 8]	-	5,508
Deferred income taxes	5,686	1,703
Prepaid expenses and other current assets	3,626	2,056
Total current assets	141,140	208,872
Long-term investments [note 6]	52,312	170,578
Property, plant and equipment, net [note 9]	66,773	11,042
Intangible assets, net [note 10]	275,069	45,447
Goodwill	644,999	46,071
Deferred income taxes	4,571	11,350
Deferred financing costs, net [note 12]	17,558	-
Other assets	2,191	1,334
	1,204,613	494,694
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities [note 11]	48,221	19,187
Income taxes payable	8,030	6,738
Interest payable on long-term debt	5,337	-
Deferred revenue – current portion	1,630	1,630
Long-term debt – current portion [note 12]	3,234	-
Total current liabilities	66,452	27,555
Deferred revenue	1,526	1,632
Deferred leasehold inducement	2,723	2,827
Deferred income taxes	82,230	-
Long-term debt [note 12]	569,340	-
	655,819	4,459
Commitments and contingencies [note 16]
Stockholders’ equity
Share capital [note 13]
Authorized:
200,000,000 Common shares
50,000,000 Class I Preference shares
Common shares issued and outstanding:
June 30, 2006 – 84,651,202
December 31, 2005 – 84,291,517	466,746	463,639
Additional paid-in capital	24,810	21,929
Accumulated deficit	(36,245)	(45,607)
Accumulated other comprehensive income	27,031	22,719
Total stockholders’ equity	482,342	462,680
	1,204,613	494,694
See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	$	$	$	$

REVENUE
Royalty revenue	42,980	50,704	84,070	101,978
Product sales, net	54,631	959	55,433	2,017
License fees	73	568	126	3,916
	97,684	52,231	139,629	107,911
EXPENSES
License and royalty fees	6,050	6,718	12,563	14,717
Cost of products sold	26,517	1,037	27,151	1,982
Research and development	11,833	7,669	21,321	15,167
Selling, general and administration	24,441	12,431	34,583	18,979
Depreciation and amortization	10,539	2,244	12,705	4,503
In-process research and development	-	-	1,042	1,000
	79,380	30,099	109,365	56,348
Operating income	18,304	22,132	30,264	51,563
Other income (expenses):
Foreign exchange gain (loss)	2,135	(609)	2,306	(1,037)
Investment and other income	1,813	2,523	4,517	4,352
Interest expense on long-term debt	(11,297)	-	(12,286)	-
Gain (loss) on redemption of investments	1,064	-	(413)	-
Total other income (expenses)	(6,285)	1,914	(5,876)	3,315
Income from continuing operations before income taxes	12,019	24,046	24,388	54,878
Income tax expense [note 15]	9,708	8,481	14,097	20,079
Net income from continuing operations	2,311	15,565	10,291	34,799
Discontinued operations
Loss from discontinued operations, net of income taxes [note 4]	(484)	(245)	(929)	(651)
Net income	1,827	15,320	9,362	34,148

Basic net income (loss) per common share:
Continuing operations	0.03	0.19	0.12	0.42
Discontinued operations	(0.01)	-	(0.01)	(0.01)
Total	0.02	0.19	0.11	0.41
Diluted net income (loss) per common share:
Continuing operations	0.03	0.18	0.12	0.41
Discontinued operations	(0.01)	-	(0.01)	(0.01)
Total	0.02	0.18	0.11	0.40

Basic weighted average number of common shares outstanding (in thousands)	84,651	84,116	84,593	84,083
Diluted weighted average number of common shares outstanding (in thousands)	85,710	84,153	85,777	84,120
See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(All amounts expressed in thousands of U.S. dollars, except share data)

(Unaudited)

	Common	Shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Total stockholders’ equity
	Shares	Amount
	#	$	$	$	$	$
Balance at December 31, 2005	84,291,517	463,639	21,929	(45,607)	22,719	462,680
Exercise of stock options for cash	359,685	3,107				3,107
Stock-based compensation			1,101			1,101
Net unrealized gain on available-for-sale securities					9,448	9,448
Reclassification of net unrealized loss on available-for-sale securities					677	677
Net income				7,535		7,535

Balance at March 31, 2006	84,651,202	466,746	23,030	(38,072)	32,844	484,548
Stock-based compensation			1,780			1,780
Net unrealized loss on available-for-sale securities					(5,584)	(5,584)
Reclassification of net unrealized gain on available-for-sale securities					(761)	(761)
Cumulative translation adjustment					532	532
Net income				1,827		1,827

Balance at June 30, 2006	84,651,202	466,746	24,810	(36,245)	27,031	482,342
See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30
	2006	2005	2006	2005
	$	$	$	$
OPERATING ACTIVITIES
Net income	1,827	15,320	9,362	34,148
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	11,591	2,836	13,838	5,690
Loss on disposal of property, plant and equipment	27	-	51	-
Loss (gain) on redemption of available-for-sale securities	(1,064)	-	413	-
Gain on disposition of assets held for sale	(685)	-	(685)	-
Gain on sale of subsidiary	(47)	-	(47)	-
Unrealized foreign exchange loss (gain)	(447)	803	(475)	731
Deferred income taxes	(4,583)	6,628	(5,264)	12,303
License fees	-	(500)	-	(3,848)
Stock-based compensation expense	1,780	1,284	2,881	3,263
Deferred revenue	(53)	1,947	(106)	1,947
Non-cash interest expense	675	-	675	-
In-process research and development	-	-	1,042	1,000
Other	482	(9)	430	(17)
Net change in non-cash working capital items relating to operations [note 18]	14,290	9,625	370	1,850
Cash provided by operating activities	23,793	37,934	22,485	57,067
INVESTING ACTIVITIES
Purchase of short-term investments	(82,192)	(74,219)	(132,763)	(140,712)
Proceeds from short-term investments	118,692	87,824	249,032	146,650
Purchase of long-term investments	(10,013)	(70,674)	(10,013)	(108,676)
Proceeds from long-term investments	3,522	8,080	129,544	8,080
Purchase of property, plant and equipment	(8,586)	(1,324)	(9,557)	(1,863)
Purchase of intangible assets	(85)	-	(85)	-
Acquisition of businesses, net of cash acquired [note 5]	(41,706)	-	(815,908)	-
Proceeds from sale of subsidiary	47	-	47	-
Proceeds from sale of assets held for sale	6,395	-	6,395	-
In-process research and development	(1,000)	(1,000)	(1,042)	(1,000)
Other assets	(1,590)	-	(1,727)	(1,000)
Cash used in investing activities	(16,516)	(51,313)	(586,077)	(97,521)
FINANCING ACTIVITIES
Principal repayment of long-term obligations	(27,427)	-	(27,427)	-
Proceeds from long-term obligations, net of financing costs	(4,752)	-	582,713	-
Proceeds from stock options exercised	-	44	3,107	1,699
Cash provided by (used in) financing activities	(32,179)	44	558,393	1,699
Net decrease in cash and cash equivalents	(24,902)	(13,335)	(5,199)	(38,755)
Cash and cash equivalents, beginning of period	81,866	92,824	62,163	118,244
Cash and cash equivalents, end of period	56,964	79,489	56,964	79,489
See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts expressed in thousands of U.S. dollars, except share and per share data)

(Unaudited)

Angiotech Pharmaceuticals, Inc. (the “Company”), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical and medical device company focused on the discovery, development and marketing of technologies that improve the performance of medical devices and the outcomes of surgical procedures.

1.   BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s  audited consolidated financial statements and notes thereto for the year ended December 31, 2005 included in the Company’s Annual Report filed with the appropriate securities commissions.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at June 30, 2006 and for all periods presented, have been  made.  The results of operations for the three and six month periods ended June 30, 2006 are not necessarily indicative of the results for the full year ending December 31, 2006.

All amounts herein are expressed in U.S. dollars unless otherwise noted.

2.   SIGNIFICANT ACCOUNTING POLICIES

Other than the new accounting policies required below due to the acquisition of AMI, and the change in accounting policy described further in note 3 to these interim consolidated financial statements, all accounting policies are the same as described in note 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2005 included in the Company’s 2005 Annual Report filed with the appropriate securities commissions.

Foreign currency translation

The assets and liabilities of foreign subsidiaries using the local currency as their functional currency are translated to U.S. dollars based on current exchange rates and any resulting translation adjustment are included in Accumulated other comprehensive income/(loss).

Also included in net income are the gains and losses arising from transactions denominated in a currency other than the functional currency of a location, the impact of re-measuring assets and liabilities of foreign subsidiaries using the U.S. dollars as their functional currency.

Allowance for Doubtful Accounts

Accounts receivables are presented net of an allowance for doubtful accounts.  In determining the allowance for doubtful accounts, which includes specific reserves, the Company reviews accounts receivable agings, customer financial strength, credit standing and payment history to assess the probability of collection.  The Company continually monitors the collectibility of the receivables. Receivables are written off when management determines they are uncollectible.

Inventories

Raw materials are recorded at the lower of cost, determined on a specific item basis, and replacement cost.  Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

Deferred financing costs

Financing costs for long-term debt are capitalized and amortized on a straight-line basis which approximates the effective-interest rate to interest expense over the life of the debt instruments.

Revenue recognition

Product sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped.  Revenue from product sales is recognized net of provisions for future returns, discounts and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates derived from historical experience.

Revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. These criteria are generally met at the time of shipment when the risk of loss and title passes to the customer or distributor.

Amounts billed to customers for shipping and handling are included in revenue.  The corresponding costs for shipping and handling are included in cost of products sold.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is provided using the straight-line method over the following terms:

Building	40 years
Leasehold improvements	Term of the lease
Manufacturing equipment	3 – 10 years
Research equipment	5 years
Office furniture and equipment	3 – 10 years
Computer equipment	3 – 5 years

3.   CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method.  Under this method, the fair value provisions of SFAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.  Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R), after adjustment for estimated forfeitures as discussed below.  Accordingly, SFAS 123(R) no longer permits pro-forma disclosure for income statement periods after January 1, 2006 and compensation expense will be recognized for all share-based payments on grant-date fair value, including those granted, modified or settled prior to October 1, 2002, the date that the Company adopted SFAS 123.  The Company expenses the compensation cost of share-based payments over the service period using the straight-line method.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under SFAS 123, upon adoption of SFAS 123(R), the Company recognized in income the cumulative effect of a change in accounting principle to reflect forfeitures for prior periods which resulted in an increase in operating income, income from continuing operations before income taxes and net income of $399,000.  This cumulative effect has no impact on basic and diluted earnings per share.

Pro forma disclosure

For the comparative period, the following pro forma financial information presents the net income for the period from continuing operations and basic and diluted net income per common share from continuing operations had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

	Three months ended June 30,	Six months ended June 30,
	2005	2005
	$	$

Net income from continuing operations	15,565	34,799
Add: Stock-based employee compensation expense included in net income above	1,284	3,263
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(2,210)	(5,237)

Pro forma net income from continuing operations	14,639	32,825
Basic net income per common share from continuing operations
As reported	0.19	0.42
Pro forma	0.17	0.39
Diluted net income per common share from continuing operations
As reported	0.19	0.42
Pro forma	0.17	0.39

4.   DISCONTINUED OPERATIONS

On December 30, 2005, the Company completed the sale of 100% of the outstanding shares of its Dutch subsidiary, MCTec Holding BV, including its operating subsidiary MCTec BV.  The results of operations from the Dutch subsidiaries for the prior periods have been reported as discontinued operations in the Company’s Consolidated Statements of Income.

In the fourth quarter of 2005, the Company decided to close down the offices of its subsidiary, NeuColl, Inc., and to terminate its distribution agreements.  As a result of this decision, the results of operations from the NeuColl subsidiary for the current and prior periods have been reported as discontinued operations in the Company’s Consolidated Statements of Income.

The operating results of discontinued operations are summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	$	$	$	$

Revenues	-	1,433	4	2,464
Operating loss	(629)	(331)	(1,063)	(870)
Other expenses	(32)	(80)	(43)	(116)
Gain on disposal of subsidiary	47	-	47	-
Loss before income taxes	(614)	(411)	(1,059)	(986)
Income tax recovery	130	166	130	335
Net loss from discontinued operations	(484)	(245)	(929)	(651)

The following assets and liabilities relating to discontinued operations are included in the Company’s Consolidated Balance Sheets:

	June 30, 2006	December 31, 2005
	$	$

Current assets	495	868
Non-current assets	134	251
Current liabilities	451	984

5.    BUSINESS ACQUISITIONS

(a)  American Medical Instruments Holdings, Inc.

On March 23, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held American Medical Instruments Holdings, Inc. (“AMI”), a leading independent manufacturer of specialty, single-use medical devices. The primary purposes of this acquisition were to provide a commercial pipeline for the Company’s current platform, to significantly diversify the Company’s revenue base and to add global manufacturing, marketing and sales capabilities. The cost of the acquisition includes cash consideration of $787.9 million and direct and incremental third party acquisition costs of $8.6 million.  Included in cash consideration is the cash cost of $35.9 million and $34.0 million to settle outstanding vested options and warrants, respectively, of AMI at the closing date of the acquisition. The AMI acquisition was financed utilizing funds from the Company’s Credit Facility and Senior Subordinated Notes offering (note 12).

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of AMI are consolidated with those of the Company from March 23, 2006. Due to the timing of the acquisition in relation to the March 31, 2006 reporting period, the net earnings of AMI for the period from March 23 to March 31, 2006 did not significantly impact the Company’s prior period earnings and have been included in the net earnings for the second quarter of 2006. Total fair value of the consideration given, determined at that date of acquisition, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

March 23, 2006
Cash	14,686
Accounts receivable, net	25,065
Income tax receivable	2,664
Inventory	28,769
Other current assets	1,436
Property, plant and equipment	48,500
Identifiable intangible assets	201,000
Goodwill	585,829
Deferred income tax asset	6,747
Current liabilities	(34,250)
Deferred income tax liability	(83,938)
796,508
Consideration:
Cash consideration	787,925
Direct acquisition costs	8,583
796,508

Excluded from the consideration allocated to the net assets acquired is the fair value of AMI stock options issued in March 2006 which were contingent upon the completion of the acquisition.  These AMI stock options are exercisable into Angiotech common shares and vest in future periods. The fair value of the AMI stock options was determined to be $6.9 million and will be recognized as compensation expense over the post acquisition requisite service period.

The excess purchase price over the fair value of the net identifiable assets acquired has been allocated to goodwill. A portion of the goodwill may be deductible for tax purposes however the amount has not yet been determined.

The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon finalization of additional valuation procedures.  An independent valuation of AMI’s property and equipment and intangible assets is currently underway.

The identifiable intangible assets acquired primarily include customer relationships, patents and licenses and trade names. These intangibles will be amortized over their estimated lives, which are between five and eleven years.

Total change of control related severance costs of $2.3 million is included in current liabilities.  The total $2.3 million remains unpaid in accrued liabilities at June 30, 2006.

(b) Quill Medical, Inc.

On June 26, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held Quill Medical, Inc. (“Quill”), a provider of specialized, minimally invasive aesthetic surgery and wound closure technology.  The purpose of this acquisition was to acquire all of Quill's technology and intellectual property, including the Contour Threads™ product line, which under its current license agreement is marketed and sold by Angiotech's Surgical Specialties division for use in aesthetic and cosmetic surgery.  The cost of the acquisition included initial cash consideration of $40.0 million plus direct and incremental third party acquisition costs of $0.3 million.  The company may be required to make additional contingent payments of up to $160 million upon the achievement of certain revenue growth and development milestones.  These payments are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of Quill are consolidated with those of the Company from June 26, 2006. Total fair value of the consideration given, determined at that date of acquisition, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

June 30, 2006
Equipment	323
Identifiable intangible assets	39,927
Goodwill	13,099
Deferred income tax asset	2,557
Deferred income tax liability	(15,656)
40,250
Consideration:
Cash consideration	40,000
Direct acquisition costs	250
40,250

The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures.  The Company has arranged to obtain an independent valuation of Quill’s intangible assets.

The identifiable intangible assets are comprised of the technology and intellectual property acquired. These intangibles will be amortized over their estimated lives, which is expected to be ten years.

The Company had a pre-existing relationship with Quill at the time of the acquisition through an Exclusive Development, License and Distribution Agreement between Quill and a subsidiary of AMI.  The value of this relationship is being assessed as part of the purchase price allocation relating to AMI and Quill.

(c) Pro forma information

The following unaudited pro forma information is provided for the acquisitions assuming they occurred at the beginning of the earliest period presented, January 1, 2005. The historical results for 2005 and 2006 combine the results of the Company with the historical results of AMI through to March 23, 2006 and of Quill through to June 26, 2006.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	$	$	$	$

Revenue	97,686	96,531	178,860	192,162
Net income (loss) from continuing operations, net of income taxes	170	9,951	(1,962)	21,969
Net income (loss) per share
Basic	-	0.12	(0.02)	0.26
Diluted	-	0.12	(0.02)	0.26

The information presented above is for illustrative purposes only and is not indicative of the results that would have been achieved had the acquisition taken place as of the beginning of each of the periods presented.

The unaudited pro forma information reflects interest on the purchase price calculated at the Company’s borrowing rate under its Credit Facility and Senior Subordinated Notes for the respective period. The pro forma net earning for the three and six month periods ended June 30, 2006 and 2005 both include $9.2 million and $18.4 million, respectively of depreciation and amortization for purchased property and equipment and identifiable intangible assets.

6.   SHORT AND LONG-TERM INVESTMENTS

		Gross	Gross	Approximate
		unrealized	unrealized	market and
	Cost	gains	losses	carrying value
June 30, 2006	$	$	$	$
Available-for-sale equity securities	36,598	5,533	(1,030)	41,101
Available-for-sale debt securities	16,580	-	(18)	16,562
Investments recorded at cost	11,211	-	-	11,211
	64,389	5,533	(1,048)	68,874

		Gross	Gross	Approximate
		unrealized	unrealized	market and
	Cost	gains	losses	carrying value
December 31, 2005	$	$	$	$
Available-for-sale equity securities	38,997	4,344	(2,962)	40,379
Available-for-sale debt securities	262,944	-	(677)	262,267
Investments recorded at cost	1,211	-	-	1,211
	303,152	4,344	(3,639)	303,857

7.   INVENTORIES

	June 30, 2006 $	December 31, 2005 $
Raw materials	8,838	165
Work in process	12,167	617
Finished goods	9,601	4
	30,606	786

8.   ASSETS HELD FOR SALE

	June 30, 2006 $	December 31, 2005 $
Computer, research, office equipment and other capitalized costs	-	151
Building	-	2,857
Land	-	2,500
	-	5,508

Assets held for sale represent land, building and equipment located at the Company’s research and development facility in Palo Alto, California.  In December 2005, the Company completed the process of consolidating its research and development activities resulting in the closure of the Palo Alto facility.  The land, building and equipment were sold during the second quarter for a net gain of $685,000.

9.   PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	depreciation	value
June 30, 2006	$	$	$
Land	11,150	-	11,150
Buildings	20,740	296	20,444
Leasehold improvements	9,918	2,040	7,878
Manufacturing equipment	17,815	551	17,264
Research equipment	4,815	2,415	2,400
Office furniture and equipment	3,497	1,120	2,377
Computer equipment	6,825	3,767	3,058
Construction in progress	2,202	-	2,202
	76,962	10,189	66,773

		Accumulated	Net book
	Cost	depreciation	value
December 31, 2005	$	$	$
Leasehold improvements	6,755	1,738	5,017
Manufacturing equipment	606	114	492
Research equipment	4,360	2,091	2,269
Office furniture and equipment	2,002	915	1,087
Computer equipment	5,292	3,115	2,177
	19,015	7,973	11,042

10.  INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
June 30, 2006	$	$	$
Acquired technologies	119,653	18,127	101,526
Customer relationships	117,316	5,626	111,690
In-licensed technologies	55,726	7,533	48,193
Trade names and other	14,331	671	13,660
	307,026	31,957	275,069

		Accumulated	Net book
	Cost	amortization	value
December 31, 2005	$	$	$
In-licensed technologies	34,826	4,917	29,909
Acquired technologies	29,295	14,973	14,322
Customer relationships	1,217	487	730
Trade names and other	678	192	486
	66,016	20,569	45,447

11.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2006 $	December 31, 2005 $
Trade accounts payable	13,460	2,572
Accrued license and royalty fees	6,721	6,398
Employee-related accruals	13,767	2,718
Accrued professional fees	7,956	5,950
Other accrued liabilities	6,317	1,549
	48,221	19,187

12.   LONG-TERM DEBT

	June 30, 2006 $	December 31, 2005 $
Credit Facility – Term Loan (a)	322,574	-
7.75% Senior Subordinate Notes (b)	250,000	-
	572,574	-
Less current maturities of long-term debt	3,234	-
	569,340	-

(a)

On March 23, 2006, the Company entered into a $425 million senior secured facility (the "Credit Facility"), which includes a $350 million senior secured Term Loan maturing March 23, 2013 (the "Term Loan") and a $75 million revolving senior secured credit commitment maturing March 23, 2011 (the "Revolving Credit Commitment").  The Credit Facility is secured by a security interest covering all property and assets, including intellectual property of the Company, Angiotech Pharmaceuticals (US), Inc. (a wholly owned subsidiary) and certain subsidiary guarantors.  The guarantees of its guarantor subsidiaries are fully unconditional, joint and several.

Term Loan principal paid or repaid may not be re-borrowed.  Beginning June 30, 2006 through to December 31, 2012, the Term Loan is repayable in quarterly instalments, subject to certain adjustments, of $808,000.  The remaining principal balance is due on maturity.  In addition, the Company is able to prepay Term Loan principal at any time.  Annually, the Company is required to repay Term Loan principal equal to a percentage of Excess Cash Flow (as defined in the Credit Facility), which is dependent upon the Company’s consolidated leverage ratio.  Subject to certain conditions, and solely for the purpose of financing acquisitions, additional term loans in principal amounts of at least $40 million to an aggregate maximum of $200 million may be provided.  Under the Revolving Credit Commitment principal amounts may be borrowed, paid or prepaid and re-borrowed as required.  Furthermore, up to $10 million is available in the form of letters of credit.

Borrowings under the Credit Facility are comprised of Eurodollar loans and Base Rate loans.  Eurodollar loans bear interest at an applicable rate based on the leverage ratio plus an adjusted LIBOR rate (London Interbank Offered Rate) payable on the last day of the one, two or three month interest periods applicable to the borrowing.  Base Rate loans bear interest at an applicable rate based on the leverage ratio plus the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5% payable on the last business day of each calendar quarter.  The applicable rate for term loans ranges from 0.25% to 1.5%, the applicable rate for revolving loans ranges from 0% to 2%.  At June 30, 2006, the outstanding Term Loan was $322.6 million with an all-in interest rate of 6.9%.  At June 30, 2006 no amounts were borrowed under the Revolving Credit Commitment.  A commitment fee is charged on any unused portion of the Revolving Credit Commitment.

(b)  On March 23, 2006, the Company issued 7.75% Senior Subordinated Notes due April 1, 2014 in the aggregate principal amount of $250 million.  Interest is payable semi-annually in arrears on April 1, and October 1, of each year through to maturity beginning October 1, 2006. The Senior Subordinated Notes and related Note guarantees provided by the Company and certain of its subsidiaries are subordinated to senior secured indebtedness, including amounts outstanding under the Credit Facility.

At any time prior to April 1, 2009, the Company may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes at 107.75% of the principal amount plus accrued and unpaid interest with the net cash proceeds of one or more Public Equity Offerings. The Company may also choose to redeem the Notes at any time prior to April 1, 2009, in whole or in part by paying a redemption price equal to the sum of (1) 100% of the principal amount of the Notes to be redeemed, plus (2) the Applicable Premium, being the greater of a) 1.0% of the principal amount of a Note at such time or b) the excess of:  i) the present value at such time of the redemption price of such Note at April 1, 2009 plus any required interest payments due on such Note through April 1, 2009 ii) over the principal amount of the Note.

On or after April 1, 2009, the Company may redeem all or a part of the Senior Subordinated Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Percentage %
2009	105.813
2010	103.875
2011	101.938
2012 and thereafter	100.000

In certain change of control situations, the Company is required to make an offer to purchase the then-outstanding Senior Subordinated Notes at a price equal to 101% of their stated principal amount, plus accrued and unpaid interest to the applicable repurchase date, if any.

The Term Loan and Senior Subordinated Notes were used to fund the Company's acquisition of AMI (note 5); the Revolving Credit Commitment is for general corporate purposes.

Material covenants in the Credit Facility include a requirement to maintain a minimum interest coverage ratio and a requirement not to exceed a maximum leverage ratio and an annual maximum on capital expenditures. The Credit Facility and the indenture governing the Senior Subordinated Notes specify maximum or permitted amounts for certain types of capital transactions.  Covenants in the Credit Facility and the indenture governing the Senior Subordinated Notes restrict, and under specified circumstances prohibit, the payment of dividends by the Company.  If the Senior Subordinated Notes are rated investment grade and no event of default exists and is continuing, certain covenants will no longer apply. Outstanding principal amounts and interest accrued and unpaid may, at the election of the requisite lenders, become immediately due and payable and further commitments, if any, by the lenders to make loans may, at the election of the requisite lenders, be terminated upon the occurrence of events of default specified in the Credit Facility and the indenture to the Senior Subordinated Notes.  There are also certain limitations on asset sales and subsequent use of proceeds pursuant to the Credit Facility and the indenture governing the Senior Subordinated Notes.  As of June 30, 2006, the Company was in compliance with all covenants and was not in breach of any provision of the Credit Facility and Senior Subordinated Notes that would cause an event of default to occur.

In connection with the issuance of the Senior Subordinated Notes, the Company entered into a Registration Rights Agreement, pursuant to which the Company is required, on or prior to September 19, 2006, to file an exchange offer registration statement on an appropriate form under the Securities Act of 1933 with the SEC.

Maturities of long-term debt principal are as follows:

End of Fiscal Year $
2006	1,617
2007	3,234
2008	3,234
2009	3,234
2010	3,234
Thereafter	558,021
572,574

(c)

Financing costs of $18.2 million were incurred in 2006 with respect to the long-term debt.  Financing costs for long-term debt are capitalized and amortized on a straight-line basis to interest expense over the life of the debt instruments.

13.   SHARE CAPITAL

During the three and six month periods ended June 30, 2006, the Company issued nil and 359,685 common shares, respectively, upon exercises of stock options.  The Company issues new shares to satisfy stock option exercises.

a)

Stock Options

Angiotech Pharmaceuticals, Inc.

In June 2006, the stockholders approved the adoption of the 2006 Stock Incentive Plan (“2006 Plan”) which superseded the previous stock option plans. The 2006 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable stock-based awards to purchase up to 13,937,756 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.  The Plan provides for, but does not require, the granting of stock appreciation rights that at the option of the holder may be exercised instead of the underlying option. When the stock appreciation right is exercised, the underlying option is cancelled. The optionee receives shares of common stock with a fair market value equal to the excess of the fair value of the shares subject to the option at the time of exercise (or the portion thereof so exercised) over the aggregate option price of the shares set forth in the option agreement. The exercise of stock appreciation rights is treated as the exercise of the underlying option.  The exercise price of the options is fixed by the Board of Directors, but will generally be at least equal to the market price of the common shares at the date of grant, and for option issued under the 2006 stock incentive plan and the 2004 Plan, the term may not exceed five years.  For options grandfathered from the stock option plans prior to the 2004 Plan, the term did not exceed 10 years.  Options granted are also subject to certain vesting provisions.  Options generally vest monthly after being granted over varying terms from 2 to 4 years.

A summary of CDN$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in CDN$)
Outstanding at December 31, 2005	8,832,193	16.77
Granted	134,650	17.50
Exercised	(291,561)	9.43
Forfeited	(145,392)	24.32
Outstanding at March 31, 2006	8,529,890	16.90	4.72	2,559
Exercisable at March 31, 2006	6,885,624	16.02	4.80	8,125
Granted	55,000	15.92
Forfeited	(43,657)	20.90
Outstanding at June 30, 2006	8,541,233	16.88	4.48	-
Exercisable at June 30, 2006	7,085,245	16.14	4.55	-

These options expire at various dates from December 10, 2007 to December 17, 2012.

A summary of U.S.$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2005	273,255	15.81
Exercised	(68,124)	10.36
Forfeited	(3,163)	17.65
Outstanding at March 31, 2006	201,968	17.61	3.83	-
Exercisable at March 31, 2006	57,156	17.64	3.84	-
Outstanding at June 30, 2006	201,968	17.61	3.58	-
Exercisable at June 30, 2006	69,750	17.64	3.59	-

These options expire at various dates from January 26, 2010 to July 19, 2010.

American Medical Instruments Holdings, Inc. (“AMI”)

On March 9, 2006, AMI granted 304 stock options under AMI’s 2003 Stock Option Plan subject to closing the acquisition of AMI by the Company.  Each AMI stock option will convert into approximately 3,852 Angiotech shares upon exercise.   All outstanding options and warrants granted prior to the March 9, 2006 grant were settled and cancelled upon acquisition. Under the AMI stock option plan, options to purchase common stock of AMI may be granted to certain employees and directors at an exercise price equal to the estimated fair market value of the underlying stock on the date of grant. All options have a term of ten years and vest over a six year graded vesting schedule with certain provisions for accelerated vesting.  No further stock options will be granted out of AMI’s 2003 Stock Option Plan.  1,171,092 Angiotech shares were reserved to accommodate future exercises of the AMI options.

	No. of Optioned Shares (in millions)	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2005	-	-
Granted	1,128,146	15.44
Outstanding at March 31, 2006	1,128,146	15.44	9.95	-
Exercisable at March 31, 2006	-	-	-	-
Adjustment upon finalizing acquisition	42,946	15.44
Outstanding at June 30, 2006	1,171,092	15.44	9.70	-
Exercisable at June 30, 2006	-	15.44	-	-

Stock options outstanding

The options outstanding under all option plans are as follows (excluding the options that were granted in conjunction with the acquisition of AMI):

Options outstanding June 30, 2006				Options exercisable June 30, 2006
Range of exercise prices	Number of common shares issuable	Weighted average remaining contractual term (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
The following options granted are exercisable in CDN$:
$2.25-$3.03	397,912	2.29	$2.80	397,912	$2.80
$3.75-$4.24	493,614	3.44	$4.23	493,614	$4.23
$11.46-$14.84	2,838,563	5.21	$13.63	2,703,953	$13.63
$15.10-$19.75	2,366,410	4.46	$17.01	1,468,839	$16.90
$21.39-$32.90	2,444,734	4.21	$25.35	2,020,927	$24.47
	8,541,233	4.48	$16.88	7,085,245	$16.14
The following options granted are exercisable in U.S.$:
$17.20-$18.00	201,500	3.58	$17.60	69,282	$17.62
$20.70	468	4.05	$20.70	468	$20.70
	201,968	3.58	$17.61	69,750	$17.64

b)

Stock-based compensation expense

The Company recorded stock-based compensation expense of $1,780,000 and $2,881,000 for the three and six month periods ended June 30, 2006 ($1,284,000 and $3,263,000 for the three and six month periods ended June 30, 2005, respectively) relating to awards granted under its stock option plan, which is net of a reduction for the cumulative effect of a change in accounting principle to reflect forfeitures of $399,000.  The estimated fair value of the stock options granted is amortized to expense on a straight-line basis over the vesting period and was determined on the date of grant using the Black-Scholes option pricing model.  The expected volatility is based on historical volatility of the Company’s stock and other factors.  The expected term of the stock options used within the model is determined using historical data to estimate expected option exercise and employment termination trends and the contractual term of the options.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Dividend Yield	Nil	Nil	Nil	Nil
Expected Volatility	42.5% - 43.1%	41.9%	40.4% - 43.3%	41.9% - 43.7%
Weighted Average Volatility	42.8%	41.9%	43.2%	43.4%
Risk-free Interest Rate	4.13% - 4.16%	2.97% - 3.08%	4.01% - 4.50%	2.97% - 3.11%
Expected Term (Years)	3 – 5	3	3 – 5	3

The weighted average grant-date fair value of stock options granted in the three and six month periods ended June 30, 2006 was CDN$5.31 and CDN$5.42 per share for the 55,000 and 189,650 stock options granted in CDN$, respectively, and US$6.51 per converted share for the AMI stock options (CDN$5.09 and CDN$6.54 for the stock options granted in CDN$ and US$5.78 per share for the stock options granted in US$ for the three and six month periods ended June 30, 2005).  There were no options exercised for the three month period ended June 30, 2006.  The total intrinsic value of options exercised during the six month period ended June 30, 2006 was CDN$2,103,000 and US$361,000 (CDN$16,000 and CDN$509,000 and US$nil and US$632,000 for the three and six month periods ended June 30, 2005).

A summary of the status of the Company’s nonvested options as of June 30, 2006 (excluding the AMI stock options) and changes during the three and six month periods ended June 30, 2006, is presented below:

Nonvested options	No. of Optioned Shares	Weighted average grant-date fair value
Nonvested at December 31, 2005	1,912,458	7.77
Granted	134,650	5.86
Vested	(219,779)	7.63
Forfeited	(38,251)	7.22
Nonvested at March 31, 2006	1,789,078	7.10
Granted	55,000	5.31
Vested	(225,275)	7.30
Forfeited	(30,597)	6.85
Nonvested at June 30, 2006	1,588,206	7.17

As of June 30, 2006, there was $10,287,000 of total unrecognized compensation cost related to nonvested stock options granted under the Angiotech Plan.  These costs are expected to be recognized over a weighted average period of 2.86 years.  The total fair value of options vested during the three and six month periods ended June 30, 2006 was $1,480,000 and $2,980,000, respectively ($1,284,000 and $3,263,000 for the three and six month periods ended June 30, 2005, respectively).

As of June 30, 2006, there was $6,559,000 of total unrecognized compensation cost related to the 304 nonvested AMI stock options.  These costs are expected to be recognized over a period of 5.75 years on a straight-line basis as a charge to income.  The total fair value of options vested during the three and six month periods ended June 30, 2006 was $300,000.

During the six month period ended June 30, 2005, as a result of employee termination agreements, the Company accelerated the vesting of 109,814 stock options to an immediate vesting from approximately 2.2 years. The Company recorded compensation expense of $688,000 based on the estimated fair values of the modified awards.  The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 40%, risk-free interest rate 2.54% and expected life – 202 days.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate. Therefore in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

14.   COMPREHENSIVE INCOME (LOSS)

The following table presents the components of comprehensive income for the three and six month periods ended June 30, 2006 and 2005:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	$	$	$	$
Net income	1,827	15,320	9,362	34,148
Other comprehensive income (loss):
Net unrealized gain (loss) on available-for-sale securities	(5,584)	6,257	3,864	1,495
Reclassification of net unrealized loss (gain) on available-for-sale securities	(761)	35	(84)	43
Cumulative translation adjustments	532	-	532	-
Total other comprehensive income (loss)	(5,813)	6,292	4,312	1,538
Total comprehensive income (loss)	(3,986)	21,612	13,674	35,686

15.   INCOME TAXES

Income tax expense for the three and six month periods ended June 30, 2006 includes a charge of $8.7 million related to incomes taxes payable in 2005 and 2004 resulting from a retroactive change in Quebec tax legislation in June 2006. The legislation is considered to be enacted under U.S. GAAP and the full amount is recorded in the second quarter of 2006.

The effective tax rate for the three and six month periods ended June 30, 2006 before the taxes related to the Quebec law changes was 8.4% and 22.1% respectively, compared to effective rates of 35.3% and 36.6% for the same periods in the prior year, respectively. The current year decreases in the effective tax rates are a combined result of a legislated decrease in tax rates on royalty revenue earned from Canadian operations, international tax structures and recoveries on identifiable intangible assets acquired through business combinations.

16.   COMMITMENTS AND CONTINGENCIES

(a) Commitments

i)

The Company committed to minimum commercialization expenditures of $7.85 million in the first year and $10.0 million in each of the second and third years on the products acquired from Quill.

ii)

The company has entered into research and development collaboration agreements that involve joint research efforts. Certain collaboration costs and any eventual profits will be shared as per terms provided for in the agreements.

(b) Contingencies

i)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

ii)

Oppositions have been filed regarding five of our granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515, EP0975340 and EP1155690). The oppositions against European Patent Nos. EP0711158, EP0809515, EP0975340 and EP1155690 are at an early stage. On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our Patent No. EP0706376. None of the original parties to the proceedings has filed an Appeal of this decision. Two non-parties to the Opposition (Conor Medsystems, Inc. and Sahajanand Medical Technologies Pvt. Ltd. (“SMT”)) have submitted various documents to the European Patent Office (“EPO”), including Notices of Intervention and of Appeal. On November 28, 2006, the EPO will hold an Oral Hearing to determine whether these Notices of Intervention and of Appeal were validly filed. Also in Europe, an Opposition is pending against EP0830110, which covers one of our LifeSpan™ vascular graft products, with an Oral Hearing scheduled for September 28, 2006.

iii)

On February 18, 2005, a claim was filed by Conor Medsystems in a court in the U. K. alleging that one of our U.K. stent patents is invalid and seeking to have that patent revoked.  Trial on this issue was held in the U. K. in October and December 2005 and a judgment was issued on February 24, 2006, finding the U.K. patent to be invalid. An appeal of that decision is proceeding, with a hearing scheduled for the week of December 11, 2006.  The ultimate outcome is unknown at this time.

iv)

On March 31, 2005, a claim was filed by Conor Medsystems in a court in Australia, alleging invalidity of three of our Australian patents. Trial for this Australian patent revocation action is scheduled to take place in February 2007.

v)

In April 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against SMT for patent infringement.  A hearing was held in March 2006 and on May 3, 2006 a favorable decision was received from the Dutch court. The court found that SMT’s Infinnium paclitaxel-eluting stent infringed on Angiotech’s patent for paclitaxel stents and ordered SMT to pay damages and/or surrender profits resulting from the infringement. Management expects SMT to appeal this decision.

vi)

In November 2005, Conor Medsystems, Inc. commenced a legal action in the Netherlands against the Company, asserting that the Netherlands patent which corresponds to our EP0706376 patent is invalid and should be revoked. A hearing on both the patent validity issue, and the issue of whether Conor Medsystems’ CoStar™ stent infringes at least one claim of the patent is scheduled for October 27, 2006.

vii)

The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid (up to policy limits), less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

17.  SEGMENTED INFORMATION

The Company operates in two reportable segments:  (i) Pharmaceutical Technologies and (ii) Medical Products.  Prior to the acquisition of AMI the Company reported its operations under one segment, drug-eluting medical devices and biomaterials.

The Pharmaceuticals Technologies segment includes royalty revenue generated from out-licensing technology related to the drug-eluting stent, biomaterials and other technologies.  This segment also includes our internal and external research and development activities and our corporate activities.

The Medical Products segment includes the operations acquired through AMI, which are focused on the direct manufacturing and marketing of a wide range of single use, specialty medical devices including suture needles, biopsy needles / devices, micro surgical ophthalmic knives, drainage catheters, self-anchoring sutures and other specialty devices.

The Company evaluates the performance of its segments based on operating income.  Certain other income and expenses are not allocated to segments as they are not considered in evaluating the segment’s operating performance.  Unallocated income and expenses include foreign exchange, investment income and interest expense.

The following tables represent reportable segment information for the three and six month periods ended June 30, 2006:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	$	$	$	$
Revenue
Pharmaceutical Technologies	44,369	52,231	86,314	107,911
Medical Products	53,315	-	53,315	-
Total revenue	97,684	52,231	139,629	107,911

Operating income
Pharmaceutical Technologies	14,563	22,132	26,523	51,563
Medical Products	3,741	-	3,741	-
Total operating income	18,304	22,132	30,264	51,563
Other income (expenses)	(6,285)	1,914	(5,876)	3,315
Income from continuing operations before income taxes	12,019	24,046	24,388	54,878

The following tables represent total assets for each reportable segment at June 30, 2006 and December 31, 2005:

	June 30, 2006 $	December 31, 2005 $

Pharmaceutical Technologies
Capital assets	17,575	11,042
Total assets	300,849	494,694

Medical Products
Capital assets	49,198	-
Total assets	903,764	-

During the three month and six month periods ended June 30, 2006, revenue from one licensee represented approximately 42% and 58% of total revenue (95% and 92%, respectively, for the three and six month periods ended June 30, 2005).

18.   CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS

The change in non-cash working capital items relating to operations was as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	$	$	$	$
Accrued interest on short-term and long-term investments	387	(872)	3,024	(400)
Accounts receivable	(570)	(371)	746	422
Income taxes receivable	2,798	-	-	-
Inventories	(1,011)	(1,074)	(1,050)	(1,727)
Prepaid expenses and other assets	2,342	(24)	534	312
Accounts payable and accrued liabilities	(4,698)	10,309	(12,177)	(2,692)
Income taxes payable	10,694	1,657	3,956	5,935
Interest payable	4,348	-	5,337	-
	14,290	9,625	370	1,850

19.   CONDENSED CONSOLIDATING GUARANTOR FINANCIAL INFORMATION

The following presents the condensed consolidating guarantor financial information as of June 30, 2006 and December 31, 2005, and for the six month periods ended June 30, 2006 and 2005 for the direct and indirect subsidiaries of the Company that serve as guarantors of the $250 million 7.75% senior subordinated notes issued on March 23, 2006 due in 2014, and the Company’s subsidiaries that do not serve as guarantors. Non-guarantor subsidiaries include the Company’s Swiss, Hungarian, Costa Rican, Danish, and Swedish subsidiaries, the United Kingdom operating subsidiaries, and a Canadian trust that cannot guarantee the debt of the Company.  All of the Company’s subsidiaries are 100% owned, and all guarantees are full and unconditional, joint and several.

Condensed Consolidating Balance Sheet
June 30, 2006
	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
ASSETS
Current assets
Cash and cash equivalents	26,357	18,537	12,070	-	56,964
Short-term investments	16,562	-	-	-	16,562
Accounts and notes receivable, net	349,829	65,415	293,452	(681,000)	27,696
Income taxes receivable	3,613	2,167	-	(5,780)	-
Inventories	-	25,826	5,374	(594)	30,606
Deferred income taxes	860	4,826	-	-	5,686
Prepaid expenses and other current assets	1,176	1,421	1,029	-	3,626
Total current assets	398,397	118,192	311,925	(687,374)	141,140

Long-term investments	27,814	23,978	520	-	52,312
Property, plant and equipment, net	14,464	44,034	8,275	-	66,773
Investment in subsidiaries	602,304	965,510	-	(1,567,814)	-
Intangible assets, net	22,160	210,869	42,040	-	275,069
Goodwill	-	548,570	96,429	-	644,999
Deferred income taxes	4,571	25,118	-	(25,118)	4,571
Deferred financing costs, net	15,852	1,706	-	-	17,558
Other assets	81	2,092	18	-	2,191
	1,085,643	1,940,069	459,207	(2,280,306)	1,204,613
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable, notes payable and accrued liabilities	23,440	607,953	92,382	(675,554)	48,221
Income taxes payable	703	1,557	11,550	(5,780)	8,030
Interest payable on long-term debt	5,336	6,259	-	(6,258)	5,337
Deferred revenue – current portion	-	1,000	630	-	1,630
Long-term debt – current portion	3,234	-	-	-	3,234
Total current liabilities	32,713	616,769	104,562	(687,592)	66,452

Deferred revenue	-	-	1,526	-	1,526
Deferred leasehold inducement	2,723	-	-	-	2,723
Deferred income taxes	-	91,302	16,046	(25,118)	82,230
Term loan	319,340	-	-	-	319,340
Senior subordinated notes	250,000	-	-	-	250,000
	604,776	708,071	122,134	(712,710)	722,271

Stockholders' equity
Share capital	466,746	1,221,638	262,221	(1,483,859)	466,746
Additional paid-in capital	24,810	149,542	121,539	(271,081)	24,810
Accumulated deficit	(36,245)	(138,506)	(47,082)	185,588	(36,245)
Accumulated other comprehensive income	25,556	(676)	395	1,756	27,031
Total stockholders' equity	480,867	1,231,998	337,073	(1,567,596)	482,342
	1,085,643	1,940,069	459,207	(2,280,306)	1,204,613

Condensed Consolidating Balance Sheet
December 31, 2005

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

ASSETS
Current assets
Cash and cash equivalents	29,403	24,828	7,932	-	62,163
Short-term investments	63,300	69,979	-	-	133,279
Accounts and notes receivable, net	24,111	42,056	311,597	(374,387)	3,377
Inventories	-	786	-	-	786
Assets held for sale	-	5,508	-	-	5,508
Deferred income taxes	860	843	-	-	1,703
Prepaid expenses and other current assets	1,481	323	252	-	2,056
Total current assets	119,156	144,324	319,781	(374,387)	208,872

Long-term investments	17,879	151,035	1,664	-	170,578
Property, plant and equipment, net	8,080	2,957	5	-	11,042
Investment in subsidiaries	309,375	345,823	-	(655,198)	-
Intangible assets, net	23,571	15,537	6,339	-	45,447
Goodwill	-	33,346	12,725	-	46,071
Deferred income taxes	3,540	7,810	-	-	11,350
Other assets	1,091	243	-	-	1,334
	482,691	701,074	340,514	(1,029,585)	494,694

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable, notes payable and accrued liabilities	15,421	315,829	62,324	(374,387)	19,187
Income taxes payable	98	(176)	6,816	-	6,738
Deferred revenue - current portion	-	1,000	630	-	1,630
Total current liabilities	15,519	316,653	69,770	(374,387)	27,555

Deferred revenue	-	-	1,632	-	1,632
Deferred leasehold inducement	2,827	-	-	-	2,827
	18,346	316,653	71,402	(374,387)	32,014

Stockholders' equity
Share capital	463,639	72,899	314,469	(387,368)	463,639
Additional paid-in capital	21,929	374,142	1,582	(375,724)	21,929
Accumulated deficit	(45,607)	(59,199)	(46,939)	106,138	(45,607)
Accumulated other comprehensive income	24,384	(3,421)	-	1,756	22,719
Total stockholders' equity	464,345	384,421	269,112	(655,198)	462,680
	482,691	701,074	340,514	(1,029,585)	494,694

Condensed Consolidating Income Statement
Six Months Ended June 30, 2006

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

REVENUE
Royalty revenue	80,633	1,480	1,957	-	84,070
Product sales, net	-	46,622	12,495	(3,684)	55,433
License fees	-	253	293	(420)	126
Intercompany R&D charges	3,879	2,725	-	(6,604)	-
	84,512	51,080	14,745	(10,708)	139,629
EXPENSES
License and royalty fees	12,789	192	2	(420)	12,563
Cost of products sold	-	23,187	7,581	(3,617)	27,151
Research and development	13,629	7,499	193	-	21,321
Intercompany R&D charges	-	-	6,499	(6,499)	-
Selling, general and administration	17,596	14,547	2,390	50	34,583
Depreciation and amortization	2,250	8,338	2,117	-	12,705
In-process research and development	1,025	17	-	-	1,042
	47,289	53,780	18,782	(10,486)	109,365
Operating income (loss)	37,223	(2,700)	(4,037)	(222)	30,264
Other income (expenses) :
Foreign exchange gain (loss)	2,136	2,078	(1,908)	-	2,306
Investment and other income	1,634	2,853	30	-	4,517
Gain (loss) on wind-up of subsidiary	(2,354)	(2,815)	5,169	-	-
Gain (loss) on redemption of investments	360	(1,477)	704	-	(413)
Interest income (expense)	(12,084)	(24,151)	23,949	-	(12,286)
Management fees	(705)	847	(247)	105	-
Dividend income	-	13,382	-	(13,382)	-
Total other income (expenses)	(11,013)	(9,283)	27,697	(13,277)	(5,876)
Income (loss) from continuing operations before income taxes	26,210	(11,983)	23,660	(13,499)	24,388
Income tax expense (recovery)	(536)	2,931	11,702	-	14,097
Net income (loss) from continuing operations	26,746	(14,914)	11,958	(13,499)	10,291
Subsidiaries income (loss)	(17,384)	6,834	-	10,550	-
Discontinued operations :
Income (loss) from discontinued operations, net of income taxes	-	(929)	-	-	(929)
Net income (loss)	9,362	(9,009)	11,958	(2,949)	9,362

Condensed Consolidating Income Statement
Six Months Ended June 30, 2005

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

REVENUE
Royalty revenue	99,396	1,178	1,404	-	101,978
Product sales, net	-	2,017	-	-	2,017
License fees	500	49	4,068	(701)	3,916
Intercompany R&D charges	5,334	2,721	-	(8,055)	-
	105,230	5,965	5,472	(8,756)	107,911
EXPENSES
License and royalty fees	14,384	4	378	(49)	14,717
Cost of products sold	-	1,982	-	-	1,982
Research and development	11,167	3,999	1	-	15,167
Intercompany R&D charges	-	-	7,877	(7,877)	-
Selling, general and administration	15,787	2,977	215	-	18,979
Depreciation and amortization	2,159	1,992	352	-	4,503
In-process research and development	1,000	-	-	-	1,000
	44,497	10,954	8,823	(7,926)	56,348
Operating income (loss)	60,733	(4,989)	(3,351)	(830)	51,563
Other income (expenses) :
Foreign exchange gain (loss)	(254)	(4,023)	3,244	(4)	(1,037)
Investment and other income	1,095	3,244	13	-	4,352
Intercompany interest income / (expense)	-	(16,287)	16,287	-	-
Management fees	(948)	1,017	(335)	266	-
Dividend income	-	17,031	-	(17,031)	-
Total other income (expenses)	(107)	982	19,209	(16,769)	3,315
Income (loss) from continuing operations before income taxes	60,626	(4,007)	15,858	(17,599)	54,878
Income tax expense (recovery)	17,693	(1,788)	4,174	-	20,079
Net income (loss) from continuing operations	42,933	(2,219)	11,684	(17,599)	34,799
Subsidiaries income (loss)	(8,785)	12,672	-	(3,887)	-
Discontinued operations :
Income (loss) from discontinued operations, net of income taxes	-	(733)	82	-	(651)
Net income (loss)	34,148	9,720	11,766	(21,486)	34,148

Condensed Consolidating Statement of Cash Flows
Six Months Ended June 30, 2006

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

OPERATING ACTIVITIES:
Cash provided by (used in) operating activities	30,694	3,764	7,135	(19,108)	22,485
INVESTING ACTIVITIES
Purchase of short-term investments	(92,509)	(40,254)	-	-	(132,763)
Proceeds from short-term investments	138,167	110,865	-	-	249,032
Purchase of long-term investments	(10,000)	-	(13)	-	(10,013)
Proceeds from long-term investments	3,522	124,161	1,861	-	129,544
Purchase of property, plant and equipment	(7,416)	(1,741)	(400)	-	(9,557)
Purchase of intangible assets	-	(85)	-	-	(85)
Investment in subsidiaries	(615,211)	(258,715)	-	873,926	-
Acquisitions of businesses, net of cash received	-	(815,908)	-	-	(815,908)
Proceeds from sale of subsidiary	-	47	-	-	47
Proceeds from sale of assets held for sale	-	6,395	-	-	6,395
In-process research and development	(1,025)	(17)	-	-	(1,042)
Other assets	-	(1,727)	-	-	(1,727)
Cash provided by (used in) investing activities	(584,472)	(876,979)	1,448	873,926	(586,077)
FINANCING ACTIVITIES
Principal repayment of long-term obligations	(27,427)	-	-	-	(27,427)
Proceeds from long-term obligations, net of financing costs	584,517	(1,804)	-	-	582,713
Proceeds from stock options exercised and share capital issued	3,107	615,164	258,691	(873,855)	3,107
Dividends paid	-	(9,551)	(9,486)	19,037	-
Notes receivable / payable	(9,465)	264,381	(254,916)	-	-
Cash provided by (used in) financing activities	550,732	868,190	(5,711)	(854,818)	558,393

Net increase (decrease) in cash and cash equivalents	(3,046)	(5,025)	2,872	-	(5,199)
Cash and cash equivalents, beginning of period	29,403	24,828	7,932	-	62,163
Cash and cash equivalents, end of period	26,357	19,803	10,804	-	56,964

Condensed Consolidating Statement of Cash Flows
Six Months Ended June 30, 2005

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

OPERATING ACTIVITIES:
Cash provided by (used in) operating activities	69,694	4,556	12,742	(29,925)	57,067
INVESTING ACTIVITIES:
Purchase of short-term investments	(46,842)	(93,870)	-	-	(140,712)
Proceeds from short-term investments	101	146,549	-	-	146,650
Purchase of long-term investments	(15,428)	(93,248)	-	-	(108,676)
Proceeds from long-term investments	225	7,855	-	-	8,080
Purchase of property, plant and equipment	(1,377)	(480)	(6)	-	(1,863)
Capital contributions in subsidiaries	-	(1,439)	-	1,439	-
In-process research and development	(1,000)	-	-	-	(1,000)
Cash provided by (used in) investing activities	(64,321)	(34,633)	(6)	1,439	(97,521)
FINANCING ACTIVITIES:
Proceeds from stock options exercised	1,699	-	-	-	1,699
Contributions to paid in capital	-	-	1,439	(1,439)	-
Dividends paid	-	(12,894)	(17,031)	29,925	-
Cash provided by (used in) financing activities	1,699	(12,894)	(15,592)	28,486	1,699

Net increase (decrease) in cash and cash equivalents	7,072	(42,971)	(2,856)	-	(38,755)
Cash and cash equivalents, beginning of period	54,403	57,825	6,016	-	118,244
Cash and cash equivalents, end of period	61,475	14,854	3,160	-	79,489

Exhibit 3

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ANGIOTECH PHARMACEUTICALS, INC.

Item 1 – Identity of the Company

1.1

Name and Address of Company

Angiotech Pharmaceuticals, Inc. (the “Company”)

1618 Station Street

Vancouver, BC  V6A 1B6

Canada

1.2

Executive Officer

Further information regarding the matters described in this business acquisition report may be obtained from K. Thomas Bailey, Chief Financial Officer, or Jay Dent, Vice President, Finance and Accounting who are knowledgeable about the acquisition described herein, and may be contacted at telephone (604) 221-7676.

Item 2 – Details of Acquisition

2.1

Nature of Business Acquired

American Medical Instruments Holdings, Inc. (“AMI”) is a leading independent manufacturer of a variety of single-use medical device products for specialty areas such as vascular surgery, interventional radiology, general surgery, wound closure, and minimally-invasive cosmetic surgery. AMI was formed in 2003 following the purchase of a majority interest in several medical technology companies by RoundTable Healthcare Partners from The Marmon Group. AMI has global operations in 12 locations and four countries, including over 550,000 square feet of modern manufacturing operations. Post transaction, the Company will have two specialty sales forces operating on a worldwide basis; one focused primarily on general surgery, plastic surgery and ophthalmic surgery, and the second focused on vascular surgery, interventional radiology and tumor biopsy.  For additional details refer to the Company’s “Annual Information Form” for the year ended December 31, 2005 under the “General Development of the Businesses” section which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on March 31, 2006.

2.2

Date of Acquisition

March 23, 2006.

2.3

Consideration

Unless otherwise indicated, all information presented in this Business Acquisition Report is stated in U.S. dollars.  The Company completed the acquisition of 100% of the equity of AMI for approximately $787.9 million in cash subject to post-closing adjustments, estimated direct and incremental third party acquisition costs of $8.6 million and estimated financing costs of $18.4 million.  Concurrently, the Company completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility. The net proceeds from the sale of the $250 million 7.75% senior subordinated notes and the $350 million term loan, as well as cash on hand, were used to finance the acquisition. The Company has not drawn on any of the $75 million revolving credit facility.

2.4

Effect on Financial Position

The acquisition was accounted for under the purchase method of accounting.  Accordingly, the assets and liabilities of AMI are consolidated with those of the Company from March 23, 2006.  As described above, concurrent with the acquisition of AMI, the Company completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility.  The Company also used approximately $215 million of available cash on hand resources.  No amounts of the $75 million credit facility were drawn on.  Currently, there are no plans or proposals to liquidate, sell, lease or exchange all or a substantial part of its assets, to amalgamate the business with any other business organization or to make any other material changes to our business or the business acquired as a result of the acquisition of AMI which would have a significant effect on the results of operations and financial position of the Company.

2.5

Prior Valuations

None

2.6

Parties to the Transaction

Not applicable

2.7

Date of Report

October 24, 2006.

Item 3 – Financial Statements

Schedule A –

American Medical Instruments Holdings, Inc.’s audited consolidated financial statements for the two years ended December 31, 2005 and 2004 and for the period from May 1, 2003 (Inception) to December 31, 2003 together with the notes and the report of the independent auditors thereon;

Schedule B –	American Medical Instruments Holdings, Inc.’s unaudited interim consolidated financial statements for the period ending March 22, 2006 and the quarter ended March 31, 2005; and

Schedule C –	Angiotech Pharmaceuticals, Inc.’s unaudited pro forma statements of income for the year ended December 31, 2005 and the three months ended March 31, 2006 together with the notes thereon.

Schedule A

American Medical Instruments Holdings, Inc.’s audited consolidated financial statements for the two years ended December 31, 2005 and 2004 and for the period from May 1, 2003 (Inception) to December 31, 2003 together with the notes and the report of the independent auditors thereon.

American Medical Instruments

Holdings, Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2005, 2004 and 2003

American Medical Instruments Holdings, Inc. and Subsidiaries

Index

December 31, 2005, 2004 and 2003

Page(s)

Report of Independent Registered Public Accounting Firm

1

Consolidated Financial Statements

Consolidated Balance Sheets

2

Consolidated Statements of Operations

3

Consolidated Statements of Stockholders’ Equity

4

Consolidated Statements of Cash Flows

5

Notes to Consolidated Financial Statements

6-29

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

American Medical Instruments Holdings, Inc. and Subsidiaries

In our opinion, the accompanying balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of American Medical Instruments Holdings, Inc. and Subsidiaries at December 31, 2005, 2004 and 2003, and the results of their operations and their cash flows for each of the years ended December 31, 2005 and 2004 and the period from May 1, 2003 to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2005, 2004 and 2003 financial statements.

As discussed in Notes 2 and 13 to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” effective July 1, 2003.

/s/ PricewaterhouseCoopers LLP

February 20, 2006, except for Notes 2, 13, 20 and 22

as to which the date is October 23, 2006

American Medical Instruments Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2005, 2004 and 2003

	2005	2004	2003
	Restated	Restated	Restated
(In thousands of dollars)	(Note 2)	(Note 2)	(Note 2)
Assets
Current assets
Cash and cash equivalents	$ 4,403	$ 8,888	$ 2,246
Accounts receivable, net	24,076	19,310	16,689
Inventories	27,501	27,690	23,745
Prepaid expenses and other assets	2,612	4,541	3,042
Deferred income taxes	2,029	2,181	2,974
Total current assets	60,621	62,610	48,696
Property, plant and equipment, net	41,897	42,793	43,621
Goodwill	70,122	58,273	58,273
Intangible assets, net	48,024	51,673	55,440
Debt issuance costs, net	827	1,019	591
Other assets	281	190	22
	119,254	111,155	114,326
Total assets	$ 221,772	$ 216,558	$ 206,643
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$ 7,069	$ 9,060	$ 4,408
Accrued liabilities	14,816	11,555	12,215
Current maturities of long-term obligations	7,500	9,384	16,250
Total current liabilities	29,385	29,999	32,873
Long-term obligations, less current maturities	103,336	122,018	75,080
Deferred income taxes	22,043	22,135	22,809
Redeemable warrant liability	34,957	17,706	13,733
Other long-term liabilities	1,584	1,769	837
	161,920	163,628	112,459
Total liabilities	191,305	193,627	145,332
Stockholders’ equity
Common stock, par value $0.001 per share, 22,000 shares
Authorized, 10,074, 10,000 and 10,000 shares outstanding	-	-	-
Additional paid in capital	127,159	124,313	167,107
Foreign currency translation adjustment	6	1,676	807
Retained earnings (deficit)	6,229	(131)	(3,676)
	133,394	125,858	164,238
Less treasury stock at cost (11,682 shares)	(102,927)	(102,927)	(102,927)
Total stockholders’ equity	30,467	22,931	61,311
Total liabilities and stockholders’ equity	$ 221,772	$ 216,558	$ 206,643

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2005 and 2004 and

Period from May 1, 2003 to December 31, 2003

	2005	2004	2003
	Restated	Restated	Restated
(In thousands of dollars)	(Note 2)	(Note 2)	(Note 2)
Net sales	$ 174,650	$ 157,337	$ 92,652
Cost of sales	83,144	80,380	49,248
Gross profit	91,506	76,957	43,404
Operating expenses
Selling, general and administrative	56,812	46,172	27,376
Research and development	3,341	3,139	2,010
Total operating expenses	60,153	49,311	29,386
Gain on sales of intellectual property	10,121	-	-
Operating income	41,474	27,646	14,018
Other expenses
Interest expense	8,718	14,375	6,131
Warrants fair value provision	17,251	6,448	8,906
Other, net	(120)	(801)	93
Total other expense	25,849	20,022	15,130
Income (loss) before income taxes and cumulative
effect of a change in accounting principle	15,625	7,624	(1,112)
Provision for income taxes	9,265	4,079	1,964
Income (loss) before cumulative effect of a change in
accounting principle	6,360	3,545	(3,076)
Cumulative effect of change in accounting principle	-	-	600
Net income (loss)	$ 6,360	$ 3,545	$ (3,676)

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2005 and 2004 and Period from May 1, 2003 to December 31, 2003

			Treasury Common Stock		Additional		Foreign Currency	Retained
(In thousands of dollars,	Common Stock				Paid-In	Redeemable	Translation	Earnings
except per share data)	Shares	Amount	Shares	Amount	Capital	Warrants	Adjustment	(Deficit)	Total
Recapitalization of the Company,
as restated (Notes 2 and 4)	10,000	$ -	11,682	$ (102,927)	$ 167,107	$ -	$ -	$ -	$ 64,180
Issuance of redeemable warrants	-	-	-	-	-	4,227	-	-	4,227
Reclassification of redeemable
warrants upon adoption of SFAS No. 150	-	-	-	-	-	(4,227)	-	-	(4,227)
Comprehensive income
Net loss	-	-	-	-	-	-	-	(3,676)	(3,676)
Foreign currency translation
adjustments	-	-	-	-	-	-	807	-	807
Total comprehensive
income									(2,869)
Balances at December 31, 2003, as restated (Note 2)	10,000	-	11,682	(102,927)	167,107	-	807	(3,676)	61,311
Cash dividend paid ($4,279									-
per share)	-	-	-	-	(42,794)	-	-	-	(42,794)
Comprehensive income
Net income	-	-	-	-	-	-	-	3,545	3,545
Foreign currency translation
adjustments, net of tax	-	-	-	-	-	-	869	-	869
Total comprehensive
income									4,414
Balances at December 31, 2004, as restated (Note 2)	10,000	-	11,682	(102,927)	124,313	-	1,676	(131)	22,931
Options exercised	74	-	-	-	657	-	-	-	657
Compensation expense related
to stock options	-	-	-	-	2,189	-	-	-	2,189
Comprehensive income
Net income	-	-	-	-	-	-	-	6,360	6,360
Foreign currency translation
adjustments, net of tax	-	-	-	-	-	-	(1,670)	-	(1,670)
Total comprehensive
income									4,690
Balances at December 31, 2005, as restated (Note 2)	10,074	$ -	11,682	$ (102,927)	$ 127,159	$ -	$ 6	$ 6,229	$ 30,467

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2005 and 2004 and

Period from May 1, 2003 to December 31, 2003

	2005	2004	2003
	Restated	Restated	Restated
(In thousands of dollars)	(Note 2)	(Note 2)	(Note 2)
Operating activities
Net income (loss)	$ 6,360	3,545	(3,676)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	10,927	10,560	7,487
Compensation expense related to stock options	2,189	-	-
Cumulative effect of change in accounting principle	-	-	600
Warrants fair value provision	17,251	3,973	8,906
Accretion to redemption value of long-term debt	818	3,637	265
Gain on sales of intellectual property	(10,121)	-
Loss on disposal of property, plant and equipment	33	35	(31)
Write-off of debt issuance costs	-	839
Deferred income taxes	60	119	352
Reclassification of net cash settlements on derivative instruments	(143)	270	39
Unrealized gains and losses on derivative instruments	(17)	(348)	160
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable, net	(3,181)	(2,349)	730
Inventories	933	(3,575)	798
Prepaid expenses and other	2,676	(1,449)	(1,180)
Accounts payable and accrued liabilities	(4,266)	4,573	670
Net cash provided by operating activities	23,519	19,830	15,120
Investing activities
Acquisition of Point Technologies, Inc., net of cash acquired	(10,193)	-	-
Transaction costs	(162)	-	-
Purchases of property, plant and equipment	(2,322)	(2,306)	(988)
Purchases of license agreements	(3,108)	(2,637)	(516)
Proceeds from sale of property, plant and equipment	-	-	765
Net cash settlements on derivative instruments	143	(270)	(39)
Net proceeds from sales of intellectual property	3,232	-	-
Proceeds from the sale of stock investment	6,889	-	-
Net cash used in investing activities	(5,521)	(5,213)	(778)
Financing activities
Proceeds from long-term obligations	-	36,884	-
Payments on long-term obligations including the revolver	(21,384)	-	(12,306)
Payments on acquired debt	(1,699)	-	-
Debt issuance costs	-	(2,345)	-
Proceeds from issuance of common stock	657	-	-
Dividend paid	-	(42,794)	-
Net cash used in financing activities	(22,426)	(8,255)	(12,306)
Effect of exchange rate on cash	(57)	280	-
Net increase (decrease) in cash and cash equivalents	(4,485)	6,642	2,036
Cash and cash equivalents
Beginning of period	8,888	2,246	210
End of period	$ 4,403	$ 8,888	$ 2,246
Supplemental disclosures of cash information
Cash paid during the period for
Interest	$ 8,373	$ 13,183	$ 4,453
Income taxes	6,343	3,221	3,971
Non-cash investing activities
Fair market value of stock received for the sale of intellectual property	$ 6,889	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1.

Description of Business

American Medical Instruments Holdings, Inc. and Subsidiaries (the Company), a Delaware corporation, is 65% owned by RoundTable Healthcare Partners, LP and RoundTable Healthcare Investors, LP (collectively referred to as “RoundTable”) and 35% owned by Marmon Medical Companies LLC (“Marmon”).  The Company is engaged in the manufacturing and distribution of needles, sutures, blades, biopsy instruments, and other incision and wound care products used in ophthalmology, orthopedics, plastic and reconstructive surgery, dental, general and cardiovascular surgery.

2.

Restatement

The Company has restated its previously issued financial statements to correct errors in accounting for its outstanding warrants (Note 13), the determination of the new basis of assets and liabilities and a change in the allocation of the RoundTable basis to the assets and liabilities to the Company, deferred income taxes and equity resulting from application of push-down accounting in connection with the ownership change in 2003 (Note 4) and accounting for the debt refinancing in 2004 (Note 10). In addition, the Company has corrected other errors including recording of vacation expense and other items.

The restated financial statements reflect the correction of an error related to the classification and measurement of its contingently redeemable warrants as required in accordance with Statement of Financial Accounting Standards No. 150 (“SFAS No. 150”), “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which became effective for the Company on July 1, 2003.  Through June 30, 2003, the Company had properly classified its warrants within stockholders’ equity.  Upon adoption of SFAS No. 150 on July 1, 2003, the Company was required to reclassify the warrants as liabilities; measure the warrants at fair value for each subsequent reporting period and include changes in the fair value of the warrants in its consolidated statements of operations.  The cumulative effect of adopting SFAS No. 150 was $600, representing an additional liability that was required to be recorded to reflect the warrants at their fair value on July 1, 2003.

The restated financial statements also reflect the correction of the accounting for the Company’s change in ownership on April 30, 2003 as a recapitalization that requires push-down accounting in accordance with Emerging Issues Task Force Topic D-97 Push-Down Accounting (Note 4).  Because RoundTable and Marmon are considered to be a collaborative group, the assets and liabilities are recorded at the collaborative group's basis in the restated financial statements. The transaction was originally improperly recorded as a business combination using the purchase method of accounting.  Additionally, corrections have been made in determining the allocation of fair value to assets and in the recognition of deferred income taxes recorded in connection with the change in ownership and push-down of the collaborative group's basis.

The Company also revised its financial statements to correct an error in its accounting for a certain portion of the debt refinancing on December 9, 2004.  The restated financial statements reflect the refinancing as a modification and the remaining portion as an extinguishment in accordance with Emerging Issues Task Force 96-19 Debtor’s Accounting for a Modification or Exchange of Debt Instruments and Emerging Issues Task Force 98-14 Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements,. The Company had previously accounted for the entire refinancing as a debt extinguishment and expensed all debt issuance costs associated with the original debt that was repaid on December 9, 2004.  In the restated financial statements, any costs associated with debt that was modified with the issuance of the debt entered into on December 9, 2004 continue to be capitalized and amortized, with no gain or loss being recorded.  Additionally, fees paid to creditors have been reclassified and properly reflected as a reduction in the carrying value of the debt.

The Company has restated its statements of cash flows to revise amounts previously reported as a result of the changes described above and to properly classify cash payments related to transaction costs and the net settlement on derivative instruments.

The tables below summarize the effects of the restatements made to previously issued financial statements.

	December 31, 2005		December 31, 2004		December 31, 2003
	As	As	As	As	As	As
(In thousands of dollars)	Reported	Restated	Reported	Restated	Reported	Restated
Assets
Current assets
Cash and cash equivalents	$ 4,403	$ 4,403	$ 8,888	$ 8,888	$ 2,246	$ 2,246
Accounts receivable, net	24,076	24,076	19,310	19,310	16,789	16,689
Inventories	27,501	27,501	27,690	27,690	23,745	23,745
Prepaid expenses and other assets	2,612	2,612	4,541	4,541	3,042	3,042
Deferred income taxes	2,029	2,029	2,227	2,181	2,934	2,974
Total current assets	60,621	60,621	62,656	62,610	48,756	48,696
Property, plant and equipment, net	41,897	41,897	42,793	42,793	43,621	43,621
Goodwill	104,801	70,122	92,952	58,273	92,952	58,273
Intangible assets, net	32,860	48,024	30,949	51,673	29,156	55,440
Debt issuance costs, net	1,923	827	2,306	1,019	2,799	591
Other assets	281	281	190	190	22	22
	139,865	119,254	126,397	111,155	124,929	114,326
Total assets	$ 242,383	$ 221,772	$ 231,846	$ 216,558	$ 217,306	$ 206,643
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$ 7,069	$ 7,069	$ 9,177	$ 9,060	$ 4,408	$ 4,408
Accrued liabilities	13,179	14,816	11,203	11,555	13,357	12,215
Current maturities of long-term obligations	7,500	7,500	9,384	9,384	16,250	16,250
Total current liabilities	27,748	29,385	29,764	29,999	34,015	32,873
Long-term obligations, less current maturities	105,500	103,336	125,000	122,018	76,857	75,080
Deferred income taxes	8,622	22,043	5,614	22,135	4,104	22,809
Redeemable warrant liability	-	34,957	-	17,706	-	13,733
Other long-term liabilities	1,584	1,584	1,769	1,769	837	837
	115,706	161,920	132,383	163,628	81,798	112,459
Total liabilities	143,454	191,305	162,147	193,627	115,813	145,332
Stockholders’ equity
Common stock, par value $0.001 per share, 22,000 shares
authorized, 10,074, 10,000 and 10,000 shares outstanding	-	-	-	-	-	-
Additional paid in capital	168,969	127,159	166,123	124,313	191,121	167,107
Warrants	6,046	-	4,827	-	4,827	-
Foreign currency translation adjustment	6	6	1,676	1,676	807	807
Retained earnings	26,835	6,229	-	(131)	7,665	(3,676)
	201,856	133,394	172,626	125,858	204,420	164,238
Less treasury stock at cost (11,682 shares)	(102,927)	(102,927)	(102,927)	(102,927)	(102,927)	(102,927)
Total stockholders’ equity	98,929	30,467	69,699	22,931	101,493	61,311
Total liabilities and stockholders’ equity	$ 242,383	$ 221,772	$ 231,846	$ 216,558	$ 217,306	$ 206,643

Consolidated Statements of Operations	For the Year Ended		For the Year Ended		For the Year Ended
	December 31, 2005		December 31, 2004		December 31, 2003
	As	As	As	As	As	As
(In thousands of dollars)	Reported	Restated	Reported	Restated	Reported	Restated
Net sales	$ 174,650	$ 174,650	$ 157,337	$ 157,337	$ 92,652	$ 92,652
Cost of sales	83,144	83,144	80,380	80,380	49,098	49,248
Gross profit	91,506	91,506	76,957	76,957	43,554	43,404
Operating expenses
Selling, general and administrative	51,135	56,812	40,839	46,172	23,459	27,376
Research and development	3,341	3,341	3,139	3,139	2,010	2,010
Total operating expenses	54,476	60,153	43,978	49,311	25,469	29,386
Gain on sales of intellectual property	10,121	10,121	-	-	-	-
Operating income	47,151	41,474	32,979	27,646	18,085	14,018
Other expenses
Interest expense	9,293	8,718	16,153	14,375	6,460	6,131
Warrants fair value provision	-	17,251	-	6,448	-	8,906
Other, net	(103)	(120)	(353)	(801)	(167)	93
Total other expense	9,190	25,849	15,800	20,022	6,293	15,130
Income (loss) before income taxes and
cumulative effect of change in accounting
principle	37,961	15,625	17,179	7,624	11,792	(1,112)
Provision for income taxes	11,126	9,265	4,573	4,079	4,127	1,964
Income (loss) before cumulative effect of
a change in accounting principle	26,835	6,360	12,606	3,545	7,665	(3,076)
Cumulative effect of change in accounting
principle	-	-	-	-	-	600
Net income (loss)	$ 26,835	$ 6,360	$ 12,606	$ 3,545	$ 7,665	$ (3,676)

	December 31, 2005		December 31, 2004		December 31, 2003
	As	As	As	As	As	As
(In thousands of dollars)	Reported	Restated	Reported	Restated	Reported	Restated
Operating activities
Net income (loss)	$ 26,835	$ 6,360	$ 12,606	$ 3,545	$ 7,665	$ (3,676)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities
Depreciation and amortization	5,558	10,927	5,020	10,560	3,780	7,487
Non-cash interest expense	1,219	-	-	-	-	-
Compensation expense related to stock options	2,189	2,189	-	-	-	-
Cumulative effect of change in accounting principle	-	-	-	-	-	600
Warrants fair value provision	-	17,251	-	3,973	434	8,906
Accretion to redemption value of long-term debt	-	818	4,393	3,637	-	265
Gain on sales of intellectual property	(10,121)	(10,121)	-	-
Loss on disposal of property, plant and equipment	33	33	35	35	(31)	(31)
Write-off of debt issuance costs	-	-	2,189	839
Deferred income taxes	3,529	60	425	119	1,163	352
Reclassification of net cash settlements on derivative instruments	-	(143)	-	270	-	39
Unrealized gains and losses on derivative instruments	(17)	(17)	(348)	(348)	160	160
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable, net	(3,181)	(3,181)	(2,249)	(2,349)	630	730
Inventories	933	933	(3,575)	(3,575)	648	798
Prepaid expenses and other	2,676	2,676	(1,449)	(1,449)	(1,180)	(1,180)
Accounts payable and accrued liabilities	(5,991)	(4,266)	4,988	4,573	1,812	670
Net cash provided by operating activities	23,662	23,519	22,035	19,830	15,081	15,120
Investing activities
Recapitalization and change in control of American Medical
Instruments Holdings, Inc., net of cash acquired	-	-	-	-	(102,717)	-
Transaction costs	-	(162)	-	-	-	-
Acquisition of Point Technologies, Inc., net of cash acquired	(10,193)	(10,193)	-	-	-	-
Purchases of property, plant and equipment	(2,322)	(2,322)	(2,306)	(2,306)	(988)	(988)
Purchases of license agreements	(3,108)	(3,108)	(2,637)	(2,637)	(516)	(516)
Proceeds from the sale of property, plant and equipment	-	-	-	-	765	765
Net cash settlements on derivative instruments	-	143	-	(270)	-	(39)
Net proceeds from sales of intellectual property	10,121	3,232	-	-	-	-
Proceeds from the sale of stock investment	-	6,889	-	-	-	-
Net cash used in investing activities	(5,502)	(5,521)	(4,943)	(5,213)	(103,456)	(778)
Financing activities
Proceeds from long-term obligations	-	-	136,134	36,884	109,806	-
Payments on long-term obligations including the revolver	(21,384)	(21,384)	(99,250)	-	(12,306)	(12,306)
Payments on acquired debt	(1,699)	(1,699)	-	-	(2,407)	-
Debt issuance costs	-	-	(2,345)	(2,345)	(3,201)	-
Transaction costs	(162)	-	-	-	(1,271)	-
Proceeds from issuance of common stock	657	657	-	-	-	-
Dividend paid	-	-	(45,269)	(42,794)	-	-
Net cash used in financing activities	(22,588)	(22,426)	(10,730)	(8,255)	90,621	(12,306)
Effect of exchange rate on cash	(57)	(57)	280	280	-	-
Net increase (decrease) in cash and cash equivalents	(4,485)	(4,485)	6,642	6,642	2,246	2,036
Cash and cash equivalents
Beginning of period	8,888	8,888	2,246	2,246	-	210
End of period	$ 4,403	$ 4,403	$ 8,888	$ 8,888	$ 2,246	$ 2,246

3.

Summary of Significant Accounting Policies

Revenue Recognition

Revenue is recognized upon shipment of products to customers as pervasive evidence of an arrangement exits, title has transferred, prices are fixed and collection is reasonably assured.  No single customer accounts for more than 10% of consolidated sales.

Principles of Consolidation

The consolidated financial statements include the accounts of American Medical Instruments Holdings, Inc. and Subsidiaries and its wholly owned subsidiaries: American Medical Instruments, Inc. (Dartmouth, MA), BG Sulzle, Inc (Syracuse, NY), Manan Medical Products, Inc. (Wheeling, IL), Medical Device Technologies, Inc. (Gainesville, FL), PBN Medicals Denmark A/S (Denmark), Surgical Specialties UK Holdings Limited (United Kingdom), Pearsalls Development Limited (United Kingdom), Pearsalls Limited (United Kingdom), Bifos A.B. (Sweden), Surgical Specialties Corporation (Reading, PA), Surgical Specialties Puerto Rico, Inc. (Puerto Rico) Point Technologies, Inc. (Boulder, CO) and Point Technologies, S.A. (Costa Rica).  All intercompany balances and transactions have been eliminated in consolidation.

Concentration of Credit Risk

The Company performs ongoing credit evaluations and maintains reserves for potential credit losses on accounts receivable.  At December 31, 2005, 2004 and 2003, reserves for potential losses were $314, $310 and $516    respectively.

Foreign Currency Translation

The Company’s foreign subsidiaries, PBN Medicals Denmark A/S, Surgical Specialties UK Holdings Limited, Pearsalls Development Limited, Pearsalls Limited and Point Technologies, S.A., have as their functional currencies the Danish krona, British pound sterling and Costa Rican colon, respectively.  Accordingly, assets and liabilities are translated into the reporting currency at the year-end exchange rate, while revenues and expenses are translated using the average rate during the period.  Adjustments resulting from the translation process are classified as a component of stockholders’ equity.

Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are included in the accompanying consolidated statements of operations as incurred.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which consist of cash, receivables, interest rate swaps, accounts payable, warrants and long-term debt, approximate their fair values.

Cash Equivalents

All highly liquid debt instruments with a maturity of three months or less, when purchased, are classified as cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Property, Plant, and Equipment

Property, plant, and equipment are stated at acquisition cost.  For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	7 - 40 years
Furniture and fixtures	10 years
Machinery and equipment	3 - 10 years

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Taxes have been provided for the amounts that may be paid upon distribution of retained earnings of foreign subsidiaries, as substantially all such amounts are not intended to be indefinitely invested in these subsidiaries.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Shipping and Handling Fees and Costs

Amounts billed to customers for shipping and handling are included in revenue.  The corresponding costs for shipping and handling are included in cost of goods sold.

Long-Lived Assets

The Company reviews long-lived assets to assess recoverability from projected undiscounted cash flows whenever events or changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable.  An impairment loss is recognized in operating results when future undiscounted cash flows are less than the assets’ carrying value.  The impairment loss would adjust the carrying value to the assets’ fair value.  To date the Company has not recorded any impairment charges.

Goodwill

Goodwill and other intangible assets that have indefinite useful lives are not required to be amortized; however, these assets are tested at least annually for impairment.  The Company reviews goodwill and indefinite lived assets for impairment at year end.  This assessment is made on a reporting unit basis.  A reporting unit is an operating segment or one level below an operating segment for which discrete financial information is prepared and is regularly reviewed by management.  This test is required to be completed utilizing the fair value approach to test goodwill and indefinite lived assets for impairment.  Based upon the Company’s assessment, no impairment of the carrying values of goodwill existed at December 31, 2005, 2004 and 2003.

Intangibles Subject to Amortization

Intangible assets subject to amortization consist of debt issuance costs, customer relationships, trade names and patents.  Debt issuance costs are being amortized using the effective interest method over the lives of the related bonds or credit facility, which range from 6-20 years.  Customer relationships, trade names and patents are being amortized over nine, ten and up to fourteen years, respectively, using a straight-line method and assuming no residual value.

Derivative and Hedging Activities

Financial Accounting Standards Board Statement No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities.  It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value and that the changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

Free standing Financial Instruments

SFAS No. 150 established accounting and reporting standards for how an entity classifies and measures certain financial instruments as liabilities because the financial instruments embody obligations of the issuer.  The Company adopted SFAS No. 150 on July 1, 2003.  These liabilities are marked-to-market each reporting period with changes included in the consolidated statements of operations.

Stock Options

The Company has adopted the “disclosure method” provisions of Statement of Financial Accounting Standards (SFAS No. 123) “Accounting for Stock-Based Compensation” for equity issuances to employees.  As permitted by SFAS No. 123, the Company continues to recognize stock-based compensation costs under the intrinsic value base method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations.  Had compensation cost for the Company’s stock option plan been determined based upon the minimum value method, as defined in SFAS No. 123, the Company’s net income would have been reduced to the pro forma amounts indicated below:

	2005	2004	2003
Net income (loss), as reported (restated)	$ 6,360	$ 3,545	$ (3,676)
Pro forma adjustment - additional compensation
expense had SFAS No. 123 been adopted, net of tax	(192)	(84)	(56)
Pro forma net income (loss)	$ 6,168	$ 3,461	$ (3,732)

Reverse Stock Split

In March 2004, the Board of Directors of the Company authorized a one thousand to one reverse stock split for the common and preferred stock, which affected all equity instruments.  The effect of the reverse stock split has been retroactively reflected for all periods presented in the accompanying financial statements.

4.

Recapitalization

On April 30, 2003, RoundTable purchased 6,500 shares of the Company’s common stock from Marmon for $57,326 in cash.  No additional purchase price is payable.  In connection with this transaction, the Company also redeemed 11,682 shares from Marmon for $102,927 with proceeds obtained from bank debt.  As a result of the two transactions, RoundTable obtained 65% ownership of the Company and Marmon retained the remaining 35%.

The change in ownership transaction has been accounted for as a recapitalization that requires push down accounting, as RoundTable and Marmon were considered to be a collaborative group under Emerging Issues Task Force Topic D-97 Push-Down Accounting.  As a result, the assets and liabilities are recorded at the collaborative group's basis.  The transaction was the result of RoundTable’s expectation to improve operating results through increased sales and the elimination of excess expense.  The Company has used an independent third party appraiser to assist in the allocation of RoundTable’s basis to the assets and liabilities of the Company.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Restated
Cash and cash equivalents	$ 210
Accounts receivable	17,419
Inventory	24,543
Current deferred income tax assets	4,932
Other current assets	1,452
Property, plant and equipment	45,423
Other	202
Intangible assets	59,147
Goodwill	58,273
Debt issuance costs	682
Total assets acquired	212,283
Accounts payable and accrued liabilities	16,408
Deferred income tax liabilities	24,408
Notes payable	107,287
Total liabilities assumed	$ 148,103

Amounts recorded for goodwill generally are not subject to amortization and have been allocated to the Company’s two reportable segments, Surgical Specialties and InterV, in the amounts of $27,099 and $31,174, respectively.  Goodwill amortizable for tax purposes is approximately $27 million at December 31, 2005.  The weighted average amortization period for customer relationships, patents, and trade names is 9, 14 and 10 years, respectively.

5.

Acquisition of Point Technologies, Inc.

On December 15, 2005, the Company acquired all of the outstanding shares of Point Technologies, Inc., a Colorado corporation and its wholly owned subsidiary Point Technologies, S.A., a Costa Rican Corporation.  The acquisition is expected to result in increased profitability through increasing sales volume and eliminating excess costs.  Including transaction related expenditures, the aggregate cost of the acquisition was approximately $10,195, subject to a working capital adjustment, as defined in the agreement, which is expected to be finalized in 2006.  The acquisition price included the assumption of debt paid at closing of $1,699.  This transaction was accounted for in accordance with SFAS No 141, “Business Combinations.”  The preliminary purchase price allocation has assigned approximately $11,849 to goodwill and intangibles.

Cash and cash equivalents	$ 2
Accounts receivable	987
Inventory	692
Property, plant and equipment	1,614
Other	452
Goodwill and intangibles	11,849
Total assets acquired	15,596
Accounts payable and accrued liabilities	3,540
Payments from the Company to fund the acquisition	$ 12,056

The purchase price and its allocation are subject to changes pending final determination of certain acquired balances and the working capital adjustment to the purchase price, however, management does not believe such changes will be significant.

6.

Dispositions of Intellectual Property

In August 2005, the Company sold the intellectual property assets primarily used in the development of the NeoDisc product and the related spine motion preserving technologies, test methods and know-how to NuVasive, Inc. for $43,500.  At closing, the Company received net proceeds of $3,232 in cash and stock in NuVasive valued at $6,889.  All the stock received was then immediately sold.  The purchase price includes three additional contingent payments totaling $31,500 to be paid in cash and stock of NuVasive.  The contingent payments are dependent upon the achievement of certain milestones, including regulatory approvals and a commercial sale.  As of December 31, 2005, the contingencies have not been met.  The sale resulted in a pre-tax gain of $9,423 that was reported in income from operations.

In December 2005, the Company sold the intellectual property asset for the Aortic stent to Lombard Limited.  The sale resulted in a pretax gain of $698 that was also reported in income from operations.

7.

Inventories

Inventories consist of the following as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
Finished products	$ 11,787	$ 11,969	$ 11,415
Work in process	10,105	8,802	7,764
Raw materials and supplies	8,267	9,286	7,788
	30,159	30,057	26,967
Less: allowance for excess quantities and obsolescence	2,658	2,367	3,222
	$ 27,501	$ 27,690	$ 23,745

8.

Property, Plant and Equipment

Property, plant, and equipment consist of the following as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
Land	$ 2,884	$ 2,896	$ 2,874
Buildings and improvements	24,323	25,239	24,116
Furniture and fixtures	2,929	3,033	2,054
Machinery and equipment	21,753	18,175	17,112
Construction in process	585	343	327
	52,474	49,686	46,483
Accumulated depreciation and amortization	(10,577)	(6,893)	(2,862)
	$ 41,897	$ 42,793	$ 43,621

9.

Goodwill and Intangible Assets

The cost basis and accumulated amortization of goodwill and intangible assets consist of the following:

	2005 Restated			2004 Restated			2003 Restated
	Original	Accumulated		Original	Accumulated		Original	Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net	Cost	Amortization	Net
Customer relationships	$ 45,240	$ (13,326)	$ 31,914	$ 45,240	$ (8,299)	$ 36,941	$ 45,240	$ (3,352)	$ 41,888
Patents	14,737	(2,456)	12,281	11,788	(1,418)	10,370	9,093	(516)	8,577
Tradenames	5,330	(1,501)	3,829	5,330	(968)	4,362	5,330	(355)	4,975
Goodwill	70,122	-	70,122	58,273	-	58,273	58,273	-	58,273
	$ 135,429	$ (17,283)	$ 118,146	$ 120,631	$ (10,685)	$ 109,946	$ 117,936	$ (4,223)	$ 113,713
Debt issuance costs	$ 1,075	$ (248)	$ 827	$ 1,038	$ (19)	$ 1,019	$ 682	$ (91)	$ 591

The change in goodwill in 2005 is attributable to the Point Technologies, Inc. acquisition.

Amortization expense for the years ended December 31, 2005, 2004 and the period ended December 31, 2003 was $6,933, $6,569 and $4,608, respectively.  Estimated amortization expense for the next five fiscal years is as follows:

2006	$ 7,000
2007	6,995
2008	6,991
2009	6,968
2010	6,776

10.

Long-Term Obligations

Long-term debt consists of the following as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
	Restated	Restated	Restated
Senior Term A	$ 13,667	$ 31,882	$ -
Senior Term B	97,154	97,636	-
Revolving credit facility	-	1,884	-
Senior revolver loans	-	-	8,000
Senior term loan	-	-	54,218
Subordinated promissory note	-	-	29,240
	110,836	131,402	91,458
Less: Current portion	(7,500)	(9,384)	(16,250)
Long-term debt, less current portion	$ 103,336	$ 122,018	$ 75,208

On December 9, 2004, the Company obtained an amended and restated senior credit facility (“Credit Facility”) that provided a $157,500 Credit Facility consisting of (a) $32,500 Senior Term Loan A (“Term A”), (b) $100,000 Senior Term Loan B (“Term B”) and (c) a $25,000 revolving credit facility in order to repay existing debt consisting of  (a) a $34,000 subordinated promissory note and pay a $1,360 call premium on the subordinated promissory note, (b) a senior credit facility outstanding balance of $48,250 and to pay (c) a $45,269 dividend to stockholders and warrant holders which was paid and declared by the Board of Directors of the Company on December 9, 2004 and to (d) extend the term of the revolving credit facility.

In accordance with Emerging Issues Task Force 96-19 Debtor’s Accounting for a Modification or Exchange of Debt Instruments and Emerging Issues Task Force 98-14 Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements, portions of the existing debt paid with the issuance of the Credit Facility have not been accounted for as a debt extinguishment and accordingly any fees paid by the Company to the creditors related to Term A and Term B loans, along with any existing unamortized premium or discount related to the debt repaid with Term A and Term B loans, are being amortized as an adjustment of interest expense over the life of the Term A and Term B loans using the interest method.  Any costs incurred with third parties directly related to the Term A and Term B loans have been expensed.  Fees paid to the creditor and third-party costs incurred related to the Credit Facility revolver, and any existing unamortized deferred costs from the refinanced revolving credit facility, are being deferred and amortized over the term of the Credit Facility revolver.

The Company had previously accounted for the repayment of its existing debt with the issuance of the Credit Facility as a debt extinguishment and had expensed all existing debt issuance costs. The restated financial statements are not accounting for all of the repayment of its existing debt with the issuance of the Credit Facility as a debt extinguishment and accordingly any costs associated with the debt that was repaid with the issuance of the Credit Facility continue to be capitalized and amortized, with no gain or loss being recorded.

Borrowings under the Credit Facility bear interest, at the Company’s option, at rate per annum equal to either (i) LIBOR plus a margin of 2.75% for Term A or 3.0% for Term B or (ii) a base rate interest plus a margin of 1.0% for Term A and 1.25% for Term B.  The base rate will be the greater of (a) the rate publicly quoted as the “Prime Commercial Lending Rate” or (b) the Federal Funds Rate plus 50 basis points per annum.  At December 31, 2005 and 2004 the interest rate for Term A and Term B were 5.44% and 5.19%, respectively.  Interest rates are reset periodically based upon the Company’s LIBOR elections and the margin on LIBOR loans is declining as the Company’s leverage ratio strengthens.  Interest on Term A and Term B is due at the end of each period in which the Company reset its LIBOR election, but never to exceed 90 days.  Principal payments are due quarterly commencing on March 31, 2005 with equal installments of $1,625 and $250 for Term A and Term B, respectively with any outstanding amounts paid in full on the Maturity date.  The maturity dates of Term A and Term B are December 9, 2009 and December 9, 2010, respectively.

The Credit Facility provides for optional and mandatory prepayments.  Mandatory prepayments are equal to fifty percent of the excess cash flow, as defined in the agreement.  Optional and mandatory prepayments are required to be applied first to the outstanding balance in Term A and can only be applied to Term B once Term A has been fully repaid.

The revolving credit facility provides for borrowings of up to $25,000.  Borrowings available under the revolving credit facility will be reduced by any outstanding letters of credit issued.  The revolving credit facility bears interest at the same rate as Term A and requires a commitment fee of 0.50% per annum on the unused available portion of the revolving credit facility.  The revolving credit facility expires on December 9, 2009.  At December 31, 2005 and 2004 the Company has two letters of credit totaling $861 outstanding.  The amounts of outstanding borrowings under the revolving credit facility at December 31, 2005 and 2004 was $0 and $1,884, respectively.

The Credit Facility contains certain restrictions on further borrowings, capital expenditures and dividends.  It contains three financial covenants: a fixed charge coverage ratio, a leverage ratio and minimum EBITDA requirements, and is secured by substantially all of the Company’s assets.

Previous to the Credit Facility secured on December 9, 2004, the Company had entered into a $85,000 Senior Credit Facility (“Senior Credit Facility”) with GE Capital and certain other lenders that provided a (a) $60,000 senior term loan and (b) a $25,000 revolving credit facility in conjunction with the recapitalization that took place on April 30, 2003.

The term loan provided for borrowings of up to $60,000, payable in escalating quarterly principal payments, which began in June 2003 and had a final payment due on March 30, 2008.  This term loan had interest, at the Company’s option, at a base rate, as defined in the agreement, or at LIBOR (1.12%), plus a margin.  The margin above LIBOR was determined by the Company’s leverage ratio, as defined in the agreement.  Interest on the term loan was payable based upon the agreement, at least quarterly.

The revolving facility provided for borrowings of up to $25,000.  Borrowings under the revolving loan facility had interest, at the Company’s option, at a base rate, as defined in the agreement, or at LIBOR, plus a margin.  The margin above LIBOR was determined by the Company’s leverage ratio, as defined in the agreement.  Interest on the revolving facility was payable quarterly.

The Senior Credit Facility provided for optional prepayments and provided for mandatory prepayments based upon excess cash flows as defined.  The Senior Credit Facility contained certain restrictions on further borrowings, capital expenditures, management fees, dividends, and contains several financial covenants, including fixed charge coverage, interest coverage and leverage ratios.

The Company had a 12% subordinated promissory note expiring in 2010 with an aggregate principal amount of $34,000 issued in conjunction with the recapitalization on April 30, 2003.  The subordinated promissory note included provisions allowing for early redemption at the principal plus an additional amount, as defined in the agreement.  Interest was due quarterly paid on the tenth day following the quarter end.  The subordinated promissory note contained covenants similar with the senior credit facility covenants.  In connection with the issuance of the subordinated promissory note in 2003, the Company issued warrants for the purchase of 548 shares of common stock in the Company for $0.01 per share.  The fair market value of the warrants, based upon a Black Scholes pricing model was used to reflect a reduction of the subordinated note of $4,227 (restated), based upon the relative fair market value of both instruments.  The Company recorded the accretion of the subordinated promissory note ($368 in 2004 and $265 in 2003 - restated) as additional interest expense.  On December 9, 2004, in conjunction with the Credit Facility refinancing, the unaccreted balance of $3,594 (restated) was expensed as additional interest expense.

Maturities of long-term debt for the next five years are as follows:

2006	$ 7,500
2007	7,500
2008	7,500
2009	7,500
2010	7,500
Thereafter	75,500
$ 113,000

11.

Income Taxes

The provision for income taxes consists of the following:

	2005	2004	2003
	Restated	Restated	Restated
Current
Federal	$ 5,586	2,284	$ 767
State	1,202	468	177
Foreign	2,417	1,208	668
	9,205	3,960	1,612
Deferred	60	119	352
	$ 9,265	$ 4,079	$ 1,964

A reconciliation between the federal statutory tax rate and the effective tax rate is as follows:

	2005	2004	2003
	Restated	Restated	Restated
Computed statutory tax provision	$ 5,469	$ 2,668	$ (389)
Increase (decrease) resulting from
Permanent items	5,957	1,906	3,414
State and local income taxes	(315)	29	(253)
Foreign taxes at lower effective rate	(2,937)	(1,116)	(842)
Other	1,091	592	33
Provision for income taxes	$ 9,265	$ 4,079	$ 1,964

Deferred income taxes consist of the following at December 31, 2005, 2004, and 2003:

	2005	2004	2003
	Restated	Restated	Restated
Assets
Accounts receivable and inventory reserves	$ 745	$ 719	$ 1,186
Inventory	360	399	600
Bonus and vacation accrual	2,125	1,156	1,087
Accrued rebates	19	28	136
State taxes	-	-	314
Workers compensation	359	-	-
Intangible assets, net	191	202	200
Other	227	15	122
	4,026	2,519	3,645
Liabilities
Deferred profit on disposal of patent	2,379	-	-
Depreciation	3,782	3,764	3,571
Goodwill and intangibles	16,773	18,297	19,592
Other	1,106	412	317
	24,040	22,473	23,480
Net deferred income tax liability	$ (20,014)	$ (19,954)	$ (19,835)

12.

Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan available for substantially all of its employees.  The Company provides a discretionary matching contribution for participating employees.  For the years ended December 31, 2005 and 2004 and period ended December 31, 2003, the Company has matched 50% of the employees’ contribution, not to exceed 3% of compensation.  The liability recorded relating to services provided in 2005, 2004 and 2003 was $1,673, $904 and $730, respectively.

13.

Redeemable Warrants Liability and Cumulative Effect of Change in Accounting Principles (Restated)

In connection with the issuance of the subordinated promissory note in 2003, the Company issued warrants which provided holders the option to acquire 548 shares of the Company's common stock for $0.01 per share or the option to require the Company to redeem the warrants for cash.  The warrants have a term of 10 years and may be redeemable by the Company at the option of the holders for fair value of the warrant or warrant shares.  The fair market value of the warrants based upon a Black-Scholes pricing model, was used to reflect a reduction of the subordinated note of $4,227, based upon the relative fair market value of both instruments. The Company initially classified its warrants as equity instruments in accordance with Emerging Issues Task Force Issue No.88-9 Put Warrants.

Effective July 1, 2003, the Company was required to and did adopt SFAS No. 150 for accounting for the warrants.  As a result, the warrants were reclassified from equity to a liability and measured at fair value at July 1, 2003. Based upon the Company’s estimate of the fair value of the warrants at that time, the Company recorded a cumulative effect of $600 (net of taxes of $0) upon the adoption of SFAS No. 150.  Subsequent changes in the warrants fair value after July 1, 2003 are included in warrants fair value provision in the Company’s consolidated statements of operations.

The warrant agreements also contain anti-dilution protection. As a result, the Company is required to maintain the warrant holders' ownership percentage in the Company. To satisfy this provision, the Company issued additional warrants to the holders during 2005, 2004 and 2003 and recorded their fair value, determined based upon the Black Scholes pricing model. At December 31, 2005, there were 593 warrants outstanding.

The Company estimates the fair value of the warrants at each reporting date using an estimated common stock price, volatility and other assumptions in a Black-Scholes option pricing model. The estimated common stock price is determined based upon consideration of comparable company market multiples.

On December 9, 2004, the Company paid a dividend to its stockholders. In connection with the dividend, the warrant holders were entitled to receive the same dividend. The dividends the warrant holders received of $2,475 was recorded in warrants fair value provision in the Company’s consolidated statements of operations.

14.

Stockholders’ Equity

The Company is authorized to issue 3,000 shares of one class of nonvoting preferred stock ($.01 per share par value).  There are no shares issued at December 31, 2005, 2004 and 2003.

The Company is authorized to issue 22,000 shares of $0.01 par voting common stock, 10,074 shares were issued and outstanding at December 31, 2005 and 2004, 10,000 shares were issued and outstanding at December 31, 2003, with 11,682 shares held in treasury.

15.

Long-Term Incentive Plan

The Company maintains a long-term incentive plan (LTIP) for certain employees.  LTIP is based upon achieving certain three year rolling financial targets and maintaining current employment of the participant.  The first measurement date is December 31, 2005.  At December 31, 2005, 2004 and 2003, management has established an accrual for approximately $2,260, $1,047 and $2,300, respectively, which represents management’s estimate of the amounts earned.

16.

Stock Option Plan

On April 30, 2003, the Company’s Board of Directors authorized a stock option plan (the “Plan”).  Under the Plan, options to purchase shares of the Company’s common stock may be granted to certain employees and directors with an exercise price equal to the estimated fair market value of Company’s common stock on the date of grant.  The Company has reserved 1,200 shares of common stock for issuance under the Plan.

The options granted during 2005 had an exercise price lower than the estimated fair value of the underlying stock at the date of the grant.  The Company has recorded compensation expense of $2,189 related to these grants.  All options have a term of ten years with options vesting generally over periods of five years, with provisions for acceleration of vesting if the Company is sold or completes an initial public offering.

Stock option activity for the years ending December 31, 2005 and 2004 and period ended December 31, 2003 is as follows:

		Weighted-
		Average
		Exercise
	Shares	Price
Outstanding on May 1, 2003	-	$ -
Granted	544	8,910
Forfeited	(13)	8,910
Outstanding on December 31, 2003	531	8,910
Granted	26	11,950
Forfeited	(6)	8,910
Outstanding on December 31, 2004	551	8,910
Granted	315	14,898
Forfeited	(12)	10,011
Exercised	(74)	8,910
Outstanding on December 31, 2005	780	$ 11,413

The following table summarizes information about stock options outstanding at December 31, 2005:

Options Outstanding				Options Vested
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Price	Shares	Life (Years)	Price	Shares	Price
$ 8,910	448	8.6	$ 8,910	59	8,910
12,900	20	8.2	12,900	-	-
13,453	224	9.1	13,453	-	-
18,625	88	9.2	18,625	56	18,625
	780			115

Under SFAS No. 123, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, a risk-free interest rate of 4.05%, 3.43% and 3.27% in 2005, 2004 and 2003, respectively, no dividend yield, expected volatility of 0% and an expected life of five years.  The weighted average fair value of the options granted during the year was $42,280, $3,727 and $1,240 per share for the years ended December 31, 2005 and 2004 and period ended December 31, 2003, respectively.

17.

Related Party Transactions

RoundTable provides office space, secretarial services, sales support and other administrative services to the Company.  Fees paid for such services were $323, $173 and $94 for the years ended December 31, 2005 and 2004 and period ended December 31, 2003, respectively.  These amounts are included in Selling General and Administrative Expenses on the income statement.

18.

Derivative Instruments

The Company entered into two interest rate swap agreements to hedge interest payments associated with outstanding debt.  The swap agreements terminate on July 31, 2006.  For the years ended December 31, 2005 and 2004 and the period ended December 31, 2003, the Company recorded (income) expense of $(160), $(78) and $199, respectively associated with the fair value of the swap agreements.  These amounts are included in interest expense in the accompanying consolidated statements of operations.  At December 31, 2005, the notional amounts of the swap agreements were both $9,000 with fixed rate of 2.97% and 2.23%, respectively.

19.

Commitments and Contingencies

The Company leases certain real property and equipment under noncancelable operating leases, which expire at various dates through 2013.

Future minimum lease payments required under operating leases as of December 31, 2005 are as follows:

2006	$ 542
2007	232
2008	248
2009	195
2010	186
Thereafter	111
$ 1,514

Rent expense charged to operations, including amounts paid under short-term cancelable leases, was $356 and $146 for the years ended December 31, 2005 and 2004, respectively.

The Company is involved in various litigation of a nature that is normal to its business.  Management does not believe that the ultimate resolution of such matters will have a material impact on the financial position or the results of operations of the Company.

20.

Segments

The Company operates in two reportable segments:  (i) Surgical Specialties and (ii) InterV.

The Surgical Specialties segment manufacturers and supplies surgical needles, sutures, knives and other incision and wound care products used in ophthalmology, dentistry, cardiovascular, plastic and reconstructive surgery, microsurgery and veterinary surgery.

The InterV segment manufactures and supplies a broad line of proprietary products for the interventional radiology, radiation oncology, clinical oncology/haematology and urology markets.

The Company evaluates the performance of its segments based on operating income.  Certain general and administrative expenses are allocated to a Corporate segment as they are not considered in evaluating each segment’s operating performance.  Other income and expenses that are not included in operating income including foreign exchange, investment income and interest expense are also not allocated to segments.

The following tables represent reportable segment information for the years ended December 31, 2005 and 2004 and period from May 1, 2003 to December 31, 2003:

			Period from
			May 1, 2003
	Year Ended	Year Ended	to
	December 31,	December 31,	December 31,
	2005	2004	2003
Revenue
Surgical specialties	$ 95,689	$ 82,496	$ 50,389
InterV	78,961	74,841	42,263
Total revenue	174,650	157,337	92,652
Operating income
Surgical specialties	30,904	14,981	6,693
InterV	16,809	16,419	8,128
Corporate	(6,239)	(3,754)	(803)
Total operating income	41,474	27,646	14,018
Other income (expense)	(25,849)	(20,022)	(15,130)
Income (loss) before income taxes	15,625	7,624	(1,112)
Other information
Depreciation and amortization
Surgical specialties	5,540	5,411	3,521
InterV	5,186	4,515	3,562
Corporate	201	634	404
	10,927	10,560	7,487
Purchases of long-lived assets
Surgical specialties	1,347	1,169	428
InterV	4,031	3,772	1,063
Corporate	52	2	13
	$ 5,430	$ 4,943	$ 1,504

The following tables represent total assets for each reportable segment at December 31, 2005, 2004 and 2003:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$
Total assets
Surgical specialties	$ 99,618	$ 101,889	$ 105,000
InterV	118,280	102,915	96,481
Corporate	3,874	11,754	5,162
	$ 221,772	$ 216,558	$ 206,643

Long-lived assets excluding goodwill and intangible assets:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$
United States	$ 35,259	$ 35,307	$ 36,234
Europe	6,261	7,486	7,387
Other	377	-	-
	$ 41,897	$ 42,793	$ 43,621

The Company has not provided geographical information relating to revenues as such financial information is not readily available.

21.

Company Sale

On March 23, 2006, the Company’s stockholders sold all of their outstanding shares of common stock of the Company to Angiotech Pharmaceuticals, Inc for approximately $785 million in cash.

22.

Guarantor’s Financial Information

In connection with the acquisition of the Company, on March 23, 2006 Angiotech Pharmaceuticals, Inc. issued $250 million of Senior Subordinated Notes which bears interest at 7.75% (the “Senior Subordinated Notes”).  Pursuant to the issuance of the Senior Subordinated Notes, the Company’s domestic subsidiaries, American Medical Instruments, Inc., American Medical Instruments Holdings, Inc. and Subsidiaries, B.G. Sulzle, Inc., Manan Medical Products, Inc., Medical Device Technologies, Inc., Point Technologies, Inc., Surgical Specialties Corporation, and Surgical Specialties Puerto Rico, Inc. were required to provide full and unconditional senior subordinated guarantees for the Senior Subordinated Notes on a joint and several basis.

Following is the consolidating 2005 financial information pertaining to the Company (“Parent”) and its subsidiary guarantors and subsidiary non-guarantors.

	December 31, 2005
		Non-		Consolidated
	Guarantors	Guarantors	Eliminations	Totals
Assets
Current assets
Cash and cash equivalents	$ (422)	4,825	$ -	$ 4,403
Accounts receivable, net	20,153	5,582	(1,659)	24,076
Due from intercompany	(15,074)	14,877	197	-
Inventories	24,101	4,014	(614)	27,501
Prepaid expenses and other current assets	2,612	-	-	2,612
Deferred income taxes	990	1,039	-	2,029
Total current assets	32,360	30,337	(2,076)	60,621
Property, plant and equipment, net	35,259	6,638	-	41,897
Goodwill	70,093	29	-	70,122
Intangible assets, net	48,023	1	-	48,024
Debt issuance costs, net	827	-	-	827
Investment in subsidiaries	30,504	-	(30,504)	-
Other assets	281	-	-	281
	$ 217,347	$ 37,005	$ (32,580)	$ 221,772
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$ 5,487	$ 2,378	$ (796)	$ 7,069
Accrued liabilities	13,297	1,519	-	14,816
Current maturities of long-term obligations	7,710	654	(864)	7,500
Total current liabilities	26,494	4,551	(1,660)	29,385
Long-term obligations, less current maturities	103,336	755	(755)	103,336
Deferred income taxes	22,043	-	-	22,043
Redeemable warrant liability	34,957	-	-	34,957
Other long-term liabilities	997	587	-	1,584
	161,333	1,342	(755)	161,920
Stockholders’ equity
Common stock	-	25,398	(25,398)	-
Additional paid in capital	127,159	3	(3)	127,159
Foreign currency translation adjustment	(252)	258	-	6
Retained earnings	5,540	5,453	(4,764)	6,229
Total stockholders’ equity	132,447	31,112	(30,165)	133,394
Less treasury stock at cost (11,682 shares)	(102,927)	-	-	(102,927)
	29,520	31,112	(30,165)	30,467
Total liabilities and stockholders’ equity	$ 217,347	$ 37,005	$ (32,580)	$ 221,772

	December 31, 2005
		Non-		Consolidated
	Guarantors	Guarantors	Eliminations	Totals
Net sales	$ 152,365	$ 33,507	$ (11,222)	$ 174,650
Cost of sales	73,335	20,698	(10,889)	83,144
Gross profit	79,030	12,809	(333)	91,506
Operating expenses
Selling, general and administrative	50,586	6,226	-	56,812
Research and development	2,193	1,148	-	3,341
Total operating expenses	52,779	7,374	-	60,153
Gain on sales of intellectual property	-	10,121	-	10,121
Operating income	26,251	15,556	(333)	41,474
Other expenses
Interest expense	8,700	18	-	8,718
Warrants fair value provision	17,251	-	-	17,251
Other, net	(86)	(34)	-	(120)
Total other expenses	25,865	(16)	-	25,849
Income of subsidiaries	12,513	-	(12,513)	-
Income before income taxes	12,899	15,572	(12,846)	15,625
Provision for income taxes	6,176	3,059	30	9,265
Net income	$ 6,723	$ 12,513	$ (12,876)	$ 6,360

	December 31, 2005
		Non-	Consolidating	Consolidated
	Guarantors	Guarantors	Adjustments	Totals
Operating activities
Net income	$ 6,723	$ 12,513	$ (12,876)	$ 6,360
Adjustments to reconcile net income to
net cash provided by operating activities
Income of subsidiaries	(12,513)	-	12,513	-
Depreciation and amortization	10,512	415	-	10,927
Compensation expense related to stock options	2,189	-	-	2,189
Warrants fair value provision	17,251	-	-	17,251
Accretion to redemption value of long-term debt	818	-	-	818
Gain on s of intellectual property	-	(10,121)	-	(10,121)
Loss on disposal of property, plant and equipment	33	-	-	33
Deferred income taxes	60	-	-	60
Reclassification of net cash settlement on derivative instruments	-	(143)	-	(143)
Unrealized gain on derivative instruments	(17)	-	-	(17)
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable, net	(1,130)	(2,051)	-	(3,181)
Inventories, net	772	6	155	933
Prepaid expenses and other assets	3,458	(782)	-	2,676
Accounts payable and accrued liabilities	(6,634)	2,160	208	(4,266)
Net cash provided by operating activities	21,522	1,997	-	23,519
Investing activities
Acquisition of PointTech, net of cash	(10,193)	-	-	(10,193)
Transaction costs	(162)	-	-	(162)
Purchases of property, plant and equipment	(2,020)	(302)	-	(2,322)
Purchase of license agreements	(3,108)	-	-	(3,108)
Net cash settlement on derivative instruments	-	143	-	143
Net proceeds from sales of intellectual property	-	3,232	-	3,232
Proceeds from sale of stock investment	-	6,889	-	6,889
Net cash used in investing activities	(15,483)	9,962	-	(5,521)
Financing activities
Payments on long-term obligations including
the revolver	(21,384)	-	-	(21,384)
Payments on acquired debt	(1,699)	-	-	(1,699)
Proceeds from issuance of common stock	657	-	-	657
Dividends paid	10,154	(10,154)	-	-
Net cash used in financing activities	(12,272)	(10,154)	-	(22,426)
Effect of change on cash	-	(57)	-	(57)
Net increase (decrease) in cash and
cash equivalents	(6,233)	1,748	-	(4,485)
Cash and cash equivalents
Beginning of period	5,811	3,077	-	8,888
End of period	$ (422)	$ 4,825	$ -	$ 4,403

Schedule B

American Medical Instruments Holdings, Inc.’s unaudited interim consolidated financial statements for the period ending March 22, 2006 and the quarter ended March 31, 2005.

American Medical Instruments

Holdings, Inc.

Consolidated Financial Statements

For the period ended March 22, 2006 and the quarter ended March 31, 2005

(expressed in thousands of dollars)

(Unaudited)

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET

(All amounts expressed in thousands of dollars)

	March 22, 2006 $	December 31, 2005 $
ASSETS	Restated (Note 2)	Restated (Note 2)
Current
Cash and cash equivalents	5,844	4,403
Accounts receivable, net	25,152	24,076
Income taxes receivable	14,263	-
Inventories (Note 4)	28,543	27,501
Prepaid expenses and other assets	1,605	2,612
Deferred income taxes	2,029	2,029
Total current assets	77,436	60,621
Property and equipment, net (Note 5)	41,462	41,897
Goodwill and intangible assets, net (Note 6)	116,951	118,146
Debt issuance costs, net (Note 6)	776	827
Other assets	22	281
	236,647	221,772
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	26,383	21,885
Current maturities of long-term obligations (Note 7)	7,500	7,500
Total current liabilities	33,883	29,385
Long-term obligations, less current maturities (Note 7)	103,511	103,336
Other long-term liabilities	36,478	36,541
Deferred income taxes	19,925	22,043
	159,914	161,920
Stockholders’ equity
Common stock, par value $0.001 per share, 22,000 shares authorized, 10,074 shares outstanding (Note 8)	-	-
Additional paid in capital	160,486	127,159
Foreign cumulative translation adjustment	145	6
Retained earnings (Deficit)	(14,854)	6,229
	145,777	133,394
Less treasury stock at cost (11,682 shares)	(102,927)	(102,927)
Total stockholders’ equity	42,850	30,467
	236,647	221,772
See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of dollars, except per share and per share data)

	January 1, 2006 to March 22, 2006 $	January 1, 2005 to March 31, 2005 $
	Restated (Note 2)	Restated (Note 2)
REVENUE
Product sales	38,007	40,129
	38,007	40,129
EXPENSES
Cost of goods sold	20,115	19,866
Research and development	859	866
Selling, general and administration	48,378	12,510
	69,352	33,242
Operating income (loss)	(31,345)	6,887
Other income (expenses):
Investment and other income (expense)	(1,450)	43
Interest expense	(2,025)	(2,142)
Total other income (expenses)	(3,475)	(2,099)
Net income (loss) before income taxes	(34,820)	4,788
Income tax expense (recovery)	(13,737)	1,632
Net income (loss)	(21,083)	3,156
See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(All amounts expressed in thousands of dollars, except per share data)

	Common	Shares	Treasury Common Stock		Additional paid in capital		Retained Earnings (Accumulated deficit)	Total
	Shares	Amount	Shares	Amount		Foreign Currency Translation Adjustment
	#	$	#	$	$	$	$	$
Balance at December 31, 2005, as restated (Note 2)	10,074	-	11,682	(102,927)	127,159	6	6,229	30,467
Stock-based compensation	-	-	-	-	33,327	-	-	33,327
Comprehensive income
Net loss	-	-	-	-	-	-	(21,083)	(21,083)
Foreign currency translation adjustments, net of tax	-	-	-	-	-	139	-	139
Total comprehensive income	-	-	-	-	33,327	139	(21,083)	12,383
Balance at March 22, 2006, as restated (Note 2)	10,074	-	11,682	(102,927)	160,486	145	(14,854)	42,850
See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of dollars)

	January 1, 2006 to March 22, 2006 $	January 1, 2005 to March 31, 2005 $
	Restated (Note 2)	Restated (Note 2)
OPERATING ACTIVITIES
Net income (loss)	(21,083)	3,156
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	2,657	2,805
Non-cash interest expense	51	258
Accretion to redemption value of long-term debt	175	211
Write-off of long-lived assets	476	-
Deferred income taxes	(502)	(602)
Stock-based compensation	33,327	547
Net change in non-cash working capital items relating to operations
Accounts receivable, net	(1,076)	(1,455)
Income taxes receivable	(14,263)	-
Inventories	(1,042)	(2,977)
Prepaid expenses and other	1,007	3,948
Accounts payable and accrued liabilities	(2,602)	(4,989)
Other	5,351	(1,670)
Cash provided by (used in) operating activities	2,476	(651)
INVESTING ACTIVITIES
Acquisition of Point Technologies, Inc, net of cash acquired	(326)	-
Purchase of property, plant and equipment	(630)	(581)
Purchases of licence agreements	(218)	(1,465)
Cash used in investing activities	(1,174)	(2,046)
FINANCING ACTIVITIES
Payment on long-term obligations	-	(4,509)
Cash used in financing activities	-	(4,509)
Effect of exchange rate on cash	139	(566)
Net increase (decrease) in cash and cash equivalents	1,441	(7,772)
Cash and cash equivalents, beginning of period	4,403	8,888
Cash and cash equivalents, end of period	5,844	1,116
See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

American Medical Instruments Holdings, Inc. and Subsidiaries (the “Company”), a Delaware corporation, is 65% owned by RoundTable Healthcare Partners, LP and RoundTable Healthcare Investors, LP (collectively referred to as “RoundTable”) and 35% owned by Marmon Medical Companies LLC (“Marmon”).  On February 1, 2006, the Company entered into a definitive agreement to sell all outstanding shares of common stock of the Company for approximately $785 million in cash to Angiotech Pharmaceuticals, Inc.  The transaction closed on March 23, 2006.  The Company is engaged in the manufacturing and distribution of needles, sutures, blades, biopsy instruments, and other incision and wound care products used in ophthalmology, orthopedics, plastic and reconstructive surgery, dental, general and cardiovascular surgery.

1.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2005.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at March 22, 2006 and for all periods presented, have been  made.  The results of operations for the three month period ended March 22, 2006 are not necessarily indicative of the results for the full year ending December 31, 2006.

2.

RESTATEMENT

The Company has restated its previously issued interim financial statements for the period ended March 22, 2006 and quarter ended March 31, 2005 to reflect the effect of the Company’s errors identified and recorded in connection with the restated 2005 financial statements.  In addition, the Company has restated the March 22, 2006 financial statements  to correct additional errors in the current period ended March 22, 2006 including recording additional provisions for sales returns and discounts, inventory reserves, and other accrued liabilities.  The Company also recorded write-offs of long lived assets and adjustments for other items.

The 2005 restated financial statements reflect the effects of the correction of errors in accounting for the Company’s outstanding warrants, the determination of the new basis of assets and liabilities and a change in the allocation of the RoundTable basis to the assets and liabilities to the Company, deferred income taxes and equity in connection with the ownership change in 2003 and accounting for the debt refinancing in 2004.

The Company restated its 2006 financial statements for the effects of the items above and to correct errors that had the effect of reducing net income for the period ended March 22, 2006 by $1.7 million.  The pre-tax adjustments included a reduction of revenue of $1.2 million to record additional provisions for sales returns and discounts and additional operating expenses to record additional inventory provisions of $0.7 million, a write-off of long-lived assets of $0.5 million and other items of $0.1 million.  The net tax effect of the adjustments resulted in a reduction of income tax expense of $0.8 million.

The Company has restated its statements of cash flows in both interim periods to revise amounts previously reported as a result of the changes described above.

3.

SIGNIFICANT ACCOUNTING POLICIES

All accounting policies are the same as described in the Company’s audited consolidated financial statements for the year ended December 31, 2005.

4.

INVENTORIES

	March 22, 2006 Restated $	December 31, 2005 $
Raw materials	9,344	8,267
Work in process	11,726	10,105
Finished goods	10,190	11,787
	31,260	30,159
Less: allowance for excess quantities and obsolescence	2,717	2,658
	28,543	27,501

5.

PROPERTY, PLANT AND EQUIPMENT

	March 22, 2006 Restated $	December 31, 2005 $
Land	2,891	2,884
Building and improvements	23,114	24,323
Furniture and fixtures	1,497	2,929
Machinery and equipment	24,603	21,753
Construction in progress	1,401	585
	53,506	52,474
Accumulated depreciation and amortization	(12,044)	(10,577)
	41,462	41,897

6.

INTANGIBLE ASSETS

	2006 Restated			2005 Restated
	Original cost	Accumulated Amortization	Net	Original cost	Accumulated Amortization	Net
	$	$	$	$	$	$
Patents and licences	14,955	(2,940)	12,015	14,737	(2,456)	12,281
Customer relationships	45,240	(14,538)	30,702	45,240	(13,403)	31,837
Trade names	5,330	(1,544)	3,786	5,330	(1,424)	3,906
Goodwill	70,448	-	70,448	70,122	-	70,122
	135,973	(19,022)	116,951	135,429	(17,283)	118,146
Debt issuance costs	1,075	(299)	776	1,075	(248)	827

7.

LONG-TERM OBLIGATIONS

	March 22, 2006 Restated $	December 31, 2005 Restated $
Senior Term A	13,723	13,667
Senior Term B	97,288	97,169
	111,011	111,231
Less: current portion	(7,500)	(7,500)
Long-term debt, less current portion	103,511	103,336

8.

STOCKHOLDER’S EQUITY

The Company is authorized to issue 3,000 shares of one class of nonvoting preferred stock ($.01 per share par value).  There are no shares issued at March 22, 2006 and December 31, 2005.

The Company is authorized to issue 22,000 shares of $0.01 par voting common stock, 10,074 shares were issued and outstanding at March 22, 2006 (10,074 at December 31, 2005) with 11,682 shares held in treasury.

The Company issued warrants at their estimated fair value for 548 shares of common stock of the Company in conjunction with obtaining the subordinated promissory notes on May 1, 2003.  The warrants will expire on May 1, 2013.  The warrants have certain anti-dilution protection rights when additional shares are issued by the Company.  During 2005, the Company issued 45 additional warrants.  During 2006, no additional warrants were issued.

9.

STOCK OPTION PLAN

On April 30, 2003, the Company’s Board of Directors authorized a stock option plan (the “Plan”).  Under the Plan, options to purchase shares of the Company’s common stock may be granted to certain employees and directors with an exercise price equal to the estimated fair market value of Company’s common stock on the date of grant.  The Company has reserved 1,200 shares of common stock for issuance under the Plan.

Stock option activity for the period ending March 22, 2006 is as follows:

	Shares	Weighted-average exercise price
Outstanding on December 31, 2005	780	$11,413
Exercised	-	-
Outstanding on March 22, 2006	780	$11,413

Immediately prior to the Acquisition, the vesting of certain AMI options accelerated in accordance with the provisions of the AMI stock option plan.  The impact of the accelerated vesting on stock-based compensation expense of $33.3 million for the period ended March 22, 2006 was recorded to SG&A.

10.

RELATED PARTY TRANSACTIONS

RoundTable provides office space, secretarial services, sales support and other administrative services to the Company.  Fees paid for such services are included in selling, general and administrative expenses on the income statement.

11.

COMMITMENTS AND CONTINGENCIES

The Company leases certain real property and equipment under non-cancelable operating leases, which expire at various dates through 2013.

The Company is involved in various litigation of a nature that is normal to its business.  Management does not believe that the ultimate resolution of such matters will have a material impact on the financial position or the results of operations of the Company.

12.

SUBSEQUENT EVENTS

On March 23, 2006, Angiotech Pharmaceuticals, Inc. purchased 100% of the outstanding share of the Company and all debt was extinguished.

Schedule C

RESTATED UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

OF ANGIOTECH PHARMACEUTICALS, INC.

Compilation Report
Restated Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 2005
Restated Unaudited Pro Forma Consolidated Statements of Income for the three months ended March 31, 2006
Notes to Restated Unaudited Pro Forma Consolidated Statements of Income

COMPILATION REPORT ON

RESTATED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

Angiotech Pharmaceuticals, Inc.

We have read the accompanying unaudited pro forma consolidated statements of income of Angiotech Pharmaceuticals, Inc. (the “Company”) for the year ended December 31, 2005 and the three months ended March 31, 2006, and have performed the following procedures.

1.

Compared the figures in the columns captioned “Angiotech Pharmaceuticals, Inc.” to the audited consolidated statement of income of the Company for the year ended December 31, 2005 and to the unaudited interim consolidated statement of income for the three months ended March 31, 2006, respectively, and found them to be in agreement.

2.

Compared the figures in the columns captioned “American Medical Instruments Holdings, Inc.” to the restated audited consolidated statement of income of American Medical Instruments Holdings, Inc. for the year ended December 31, 2005 and to the restated unaudited interim consolidated statement of income for the period ended March 22, 2006, respectively, and found them to be in agreement.

3.

Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)

the basis for determination of the pro forma adjustments; and

(b)

whether the pro forma consolidated financial statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

 4.

The officials:

(a)

described to us the basis for determination of the pro forma adjustments, and

(b)

stated that the pro forma consolidated statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

5.

Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Angiotech Pharmaceuticals, Inc.” and “American Medical Instruments Holdings, Inc.” for the year ended December 31, 2005 and for the three months ended March 31, 2006, and found the amounts in the columns captioned “Pro forma Combined” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ Ernst & Young LLP

Vancouver, Canada

October 23, 2006

CHARTERED ACCOUNTANTS

ANGIOTECH PHARMACEUTICALS, INC.

RESTATED UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

For the year ended December 31, 2005

	Angiotech Pharmaceuticals, Inc. $	American Medical Instruments Holdings, Inc. $	Pro Forma Adjustments $	Pro Forma Combined $
REVENUE		Restated (Note 5)	(Note 3)
Royalty revenue	189,203	-		189,203
Product sales	5,334	174,650		179,984
License fees	5,111	-		5,111
	199,648	174,650		374,298
EXPENSES
License and royalty fees	28,345	-		28,345
Cost of goods sold	5,653	83,144	(1,151) (f)	87,646
Research and development	31,988	3,341		35,329
Selling, general and administration	37,837	56,812	(6,030) (f)	89,843
			1,224 (g)
Depreciation and amortization	9,540	-	24,731 (f)	35,032
			761 (f)
In-process research and development	54,957	-		54,957
Gain on sale of intellectual property	-	(10,121)		(10,121)
	168,320	133,176	19,535	321,031
Operating income	31,328	41,474	(19,535)	53,267
Other income (expenses):
Foreign exchange gain	1,092	-		1,092
Investment and other income (expense)	10,006	(17,131)	(6,339) (e)	4,008
			221 (c)
			17,251 (i)
Interest expense on long-term debt	-	(8,718)	8,939 (c)	(39,364)
			(221) (c)
			(39,364) (d)
Write-down of investment	(5,967)	-		(5,967)
Total other income (expenses)	5,131	(25,849)	(19,513)	(40,231)
Income from continuing operations before income taxes	36,459	15,625	(39,048)	13,036
Income tax expense (recovery)	28,055	9,265	(20,178) (j)	17,142
Net income (loss) from continuing operations	8,404	6,360	(18,870)	(4,106)

Pro forma basic and diluted net loss from continuing operations per common share (Note 4)				(0.05)
Basic weighted average number of common shares outstanding (in thousands)				84,121
Diluted weighted average number of common shares outstanding (in thousands)				85,724

See accompanying notes to the unaudited pro forma consolidated statements of income.

ANGIOTECH PHARMACEUTICALS, INC.

RESTATED UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

For the three months ended March 31, 2006

	Angiotech Pharmaceuticals, Inc. $	American Medical Instruments Holdings, Inc. $	Pro Forma Adjustments $	Pro Forma Combined $
REVENUE		Restated (Note 5)	(Note 3)
Royalty revenue	41,090	-		41,090
Product sales	802	38,007		38,809
License fees	53	-		53
	41,945	38,007		79,952
EXPENSES
License and royalty fees	6,513	-		6,513
Cost of goods sold	634	20,115		20,749
Research and development	9,488	859		10,347
Selling, general and administration	10,142	48,378	(1,590) (f)	23,349
			(33,887) (h)
			306 (g)
Depreciation and amortization	2,166	-	6,666 (f)	9,046
			214 (f)
In-process research and development	1,042	-		1,042
	29,985	69,352	(28,291)	71,046
Operating income (loss)	11,960	(31,345)	28,291	8,906
Other income (expenses):
Other expense	-	(1,450)		(1,450)
Foreign exchange gain	171	-		171
Investment and other income	2,704	-	(2,095) (e)	609
Interest expense on long-term debt	(989)	(2,025)	2,025 (c)	(10,805)
			(9,816) (d)

Loss on redemption of available-for-sale securities	(1,477)	-	1,477 (e)	-
Total other income (expenses)	409	(3,475)	(8,409)	(11,475)
Income (loss) from continuing operations before income taxes	12,369	(34,820)	19,882	(2,569)
Income tax expense (recovery)	4,389	(13,737)	9,441 (j)	93
Net income (loss) from continuing operations	7,980	(21,083)	10,441	(2,662)

Pro forma basic and diluted net loss from continuing operations per common share (Note 4)				(0.03)
Basic weighted average number of common shares outstanding (in thousands)				84,534
Diluted weighted average number of common shares outstanding (in thousands)				85,853
See accompanying notes to the unaudited pro forma consolidated statements of income.

NOTES TO THE RESTATED UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts expressed in thousands of U.S. dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statements of income of Angiotech Pharmaceuticals, Inc. (“Angiotech”) for the three month period ended March 31, 2006 and for the year ended December 31, 2005 have been prepared to give effect to the purchase of 100% of the outstanding shares of American Medical Instruments Holdings, Inc. (“AMI”) (the “Acquisition”) that is described in Note 2 below.  These unaudited pro forma consolidated financial statements have been prepared by management of Angiotech using accounting policies consistent with those used in, and should be read in conjunction with, the historical audited consolidated financial statements and related notes of Angiotech for the year ended December 31, 2005 which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on March 2, 2006 and the historical unaudited consolidated financial statements and related notes of Angiotech for the first quarter ended March 31, 2006 which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on May 9, 2006.

In the opinion of Angiotech’s management, the unaudited pro forma consolidated statements of income are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the fair presentation of the transaction.

The accompanying unaudited pro forma consolidated statements of income have been prepared to give effect to the Acquisition Transactions as if it had occurred as at January 1, 2005.

The unaudited pro forma consolidated statements of income for the three months ended March 31, 2006 and for the year ended December 31, 2005 have been prepared from:

•

Angiotech’s and AMI’s restated historical audited consolidated statements of income for the year ended December 31, 2005;

•

Angiotech’s historical unaudited interim consolidated statement of income for the three months ended March 31, 2006;

•

AMI’s restated unaudited interim consolidated statement of income for the period ended March 22, 2006; and

•

the adjustments and assumptions outlined in Note 3.

The pro forma adjustments for the Acquisition Transactions relating to fees and expenses, debt financing costs, interest expense and the purchase price equation are preliminary and based on information obtained to date and are subject to revision as additional information becomes available.

The unaudited pro forma consolidated statements of income may not necessarily be indicative of the results of operations that would have been achieved if the Acquisition Transactions had occurred on the dates noted above.  In preparing these unaudited pro forma consolidated statements of income, no adjustments have been made to reflect ongoing costs or savings that may result from the Acquisition Transactions.

2.

ACQUISITION OF AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.

On March 23, 2006 Angiotech completed the acquisition of 100% of the equity of privately held AMI.  The acquisition was accounted for under the purchase method of accounting.  Accordingly, the assets and liabilities of AMI are consolidated with those of Angiotech from March 23, 2006.

The Acquisition Transactions include:

•

the acquisition of 100% of the outstanding shares of AMI by Angiotech for cash consideration of $787.9 million funded from the debt financings noted below and the use of $214.9 million in cash sourced from Angiotech’s short-term and long-term investments;

•

the incurrence of $350.0 million of long-term debt under the term loan portion of Angiotech’s new senior credit facility;

•

the issuance of $250.0 million of Angiotech’s senior subordinated notes;

•

estimated direct and incremental third party acquisition costs of $8.6 million related to the Acquisition Transactions; and

•

estimated financing costs of $18.4 million related to debt financing.

3.

PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated statements of income give pro forma effect to the following:

(a)

Incurrence of $600.0 million of long-term debt to finance the Acquisition including the incurrence of $350.0 million of indebtedness under the term loan portion of our new senior credit facility and the net proceeds from the issuance of $250.0 million of our senior subordinated notes.  Acquisition and debt financing costs are estimated to be $8.6 and $18.4 million, respectively.

The cash sources and uses of funds in connection with the Acquisition Transactions are as follows:

Sources of Funds	Amount $	Uses of Funds	Amount $
Cash from existing short-term investments	85,952	Cash paid to AMI stockholders	672,056
Cash from existing long-term investments	128,941	Cash paid to discharge existing AMI debt	115,869
Term loan facility	350,000	Acquisition costs	8,583
Senior subordinated notes	250,000	Financing costs	18,385
Total sources	814,893	Total uses	814,893

(b)

The Acquisition will be accounted for under the purchase method of accounting at closing with Angiotech identified as the acquirer in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations.

The purchase price will be assigned to the specific assets acquired and liabilities assumed based on fair values at closing.  Certain components of the asset valuations are subject to independent valuation.  Accordingly, the allocation set out below is preliminary and may be materially different from the actual closing amounts.

Based on the preliminary estimated fair values of the assets and liabilities of AMI at December 31, 2005, the purchase price of $787.9 million plus $8.6 million of estimated acquisition costs would be allocated as follows:

$
Current assets	73,668
Property, plant and equipment	48,500
Identifiable intangible assets	191,600
Goodwill	602,345
Accounts payable and accrued liabilities	(25,104)
Deferred income tax liabilities	(92,917)
Other long-term liabilities	(1,584)
Total estimated purchase price	796,508

For the year ended December 31, 2005, the stockholders’ equity of AMI, including additional paid in capital of $24.2 million, retained earnings of $6.2 million and accumulated other comprehensive income of $6,000, has been eliminated on consolidation.

The estimated intangible assets of $793.9 million acquired in the Acquisition will be allocated between goodwill and other identifiable intangible assets.  Such allocation will be dependent on an external valuation, completion of management’s analysis of the intangible assets acquired and other relevant market factors.  For the purpose of the pro forma financial statements, the intangible assets have been allocated $602.3 million to goodwill and $191.6 million to identifiable intangible assets.

In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not subject to amortization and amounts allocated to identifiable intangible assets with finite lives are to be amortized over the estimated useful lives of the assets.

(c)

AMI interest expense of $8.9 and $2.0 million has been eliminated as a result of the repayment of AMI debt for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, and AMI interest income of $0.2 million for the year ended December 31, 2005 has been reclassified.

(d)

Pro forma interest expense of $39.4 and $9.8 million relating to the debt incurred by Angiotech to finance the Acquisition is recognized for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, calculated as follows:

	Pro Forma Interest Expense
	For the three months ended	For the year ended
	March 31, 2006 $	December 31, 2005 $
$350,000 and $346,500 senior term loan facility, estimated interest rate of 4.87% and 6.03% (LIBOR + 1.50%) for the year ended December 31, 2005 and for the three months ended March 31, 2006, respectively	5,223	17,034
$250,000 senior subordinated notes, interest rate of 7.75% due 2014	4,844	19,375
Revolving credit facility commitment fees	94	380
Amortization of deferred financing costs	644	2,575
Interest expense recorded	(989)	-
Net pro forma adjustment to interest expense	9,816	39,364

(e)

Angiotech investment income of $6.3 and $2.1 million has been reduced for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, due to the use of $214.9 million of cash on hand to finance the Acquisition using Angiotech’s average 2005 investment yield of 2.9% and Angiotech’s average quarterly investment yield of 3.9%.  The loss on redemption of available-for-sale securities of $1.5 million for the three months ended March 31, 2006 has been eliminated.

(f)

Incremental depreciation and amortization expense of $18.3 and $5.3 million has been recognized for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, relating to fair market value of identifiable intangible assets and property, plant and equipment acquired.  Depreciation and amortization expense has been calculated using an estimated average useful life of 7.75 years for intangible assets and 4.6 years for property, plant and equipment as follows:

	Pro Forma Depreciation and Amortization Expense
	For the three months ended	For the year ended
	March 31, 2006 $	December 31, 2005 $
Fair market value of identifiable intangible assets acquired	191,600	191,600
Amortization expense for the period using estimated life of 7.75 years	6,666	24,731
Less: Reversal of AMI amortization expense included in cost of goods sold	-	(1,151)
Less: Reversal of AMI amortization expense included in selling, general and administration	(1,590)	(6,030)
Net pro forma adjustment to amortization expense	5,076	17,550

Fair market value of property, plant and equipment acquired	48,500	48,500
Less: Book value of property, plant and equipment acquired	(41,462)	(41,897)
Excess of fair market value of property, plant and equipment acquired over book value	7,038	6,603
Less: Amount relating to non-depreciable assets	(3,081)	(3,081)
Total depreciable balance	3,957	3,522
Net pro forma adjustment to depreciation expense for the period using estimated life of 4.6 years	214	761
Net pro forma adjustment to depreciation and amortization expense	5,290	18,311

(g)

Recognition of additional stock-based compensation expense of $1.2 and $0.3 million for AMI Replacement Options for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, under the fair value provisions of Standards of Financial Accounting Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation” adopted by Angiotech, effective January 1, 2006.

(h)

Elimination of AMI stock-based compensation expense of $33.3 million for the three months ended March 31, 2006.  Immediately prior to the Acquisition, the vesting of certain AMI options accelerated in accordance with the provisions of the AMI stock option plan.  The impact of the accelerated vesting on pro forma stock-based compensation expense has been eliminated in these unaudited pro forma consolidated financial statements for the three months ended March 31, 2006. Due to the vesting and subsequent exercise of non-qualified stock option exercises, employer withholdings of $0.6 million was recorded by AMI and has been eliminated in these unaudited pro forma consolidated financial statements for the three months ended March 31, 2006.

(i)   Elimination of AMI non-cash expense of $17.3 million relating to a change in fair value of warrant liabilities for the year ended December 31, 2005.

(j)

Net increase (reduction) of provision for income taxes of ($20.2) and $9.4 million for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, relating to the net changes to interest expense, reduction of interest income, incremental amortization of intangible assets, incremental depreciation of property, plant and equipment and stock-based compensation described in notes 3(c), (d), (e), (f), (g) and (h).  The effects on the provision for income taxes for the year ended December 31, 2005 were determined by applying an effective tax rate to the previously mentioned pro forma adjustments of 34.9% and 39.8% for the adjustments relating to Angiotech and to AMI, respectively.  The effects on the provision for income taxes for the three months ended March 31, 2006 were determined by applying effective tax rates to the previously mentioned pro forma adjustments varying from 26.0% to 40.0 % and 40.0% for the adjustments relating to Angiotech and to AMI, respectively.

4.

PRO FORMA LOSS PER SHARE

No effect has been given to the potential exercise of the AMI Replacement Options convertible into Angiotech shares in the calculation of diluted net loss per common share for the year ended December 31, 2005 and the three months ended March 31, 2006, as the effect of including them would be anti-dilutive.

5.

RESTATEMENT

The historical AMI financial statements have been restated to give effect to the correction of errors relating to (i) the accounting for the AMI asset values recorded in connection with the acquisition of 65% of AMI by one of the parties from whom Angiotech acquired AMI, (ii) the accounting for warrants issued by AMI as a liability and (iii) accounting for the effects of changes in a debt instrument which occurred in 2004.  In addition, the historical financial statements of AMI for the period ended March 22, 2006 have been restated to record additional provisions for sales returns and discounts and other operating expense previously not recorded.  For additional information, see note 2 of the AMI restated consolidated financial statements for the year ended December 31, 2005 and the period ended March 22, 2006.

Exhibit 4

QUILL MEDICAL, INC.

Financial Statements

December 31, 2005 and 2004

Independent Auditors’ Report

The Board of Directors

Quill Medical, Inc.

Research Triangle Park, North Carolina

We have audited the accompanying balance sheets of Quill Medical, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quill Medical, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Hughes Pittman & Gupton, LLP

February 21, 2006

QUILL MEDICAL, INC.

Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets

Current assets:
Cash and cash equivalents	$ 3,345,742	1,244,378
Accounts receivable	1,098,644	-
Prepaid expenses and other current assets	18,992	17,505
Deposits	6,853	6,853

Total current assets	4,470,231	1,268,736

Equipment, at cost:
Computer equipment	92,507	58,295
Office equipment	24,688	24,688
Manufacturing and laboratory equipment	164,285	104,564
Leasehold improvements	6,146	6,146

Total	287,626	193,693

Less accumulated depreciation and amortization	129,301	78,510

Net equipment	158,325	115,183

Other assets:
Patent costs, net of accumulated amortization of $69,748 in 2005 and $47,393 in 2004	333,576	327,333

Total assets	$ 4,962,132	1,711,252

See accompanying notes to financial statements

QUILL MEDICAL, INC.

Balance Sheets (continued)

December 31, 2005 and 2004

	2005	2004
Liabilities

Current liabilities:
Accounts payable	$ 518,058	140,621
Accrued expenses:
Consulting fees	12,583	24,905
Payroll	99,305	46,250
Vacation	38,469	33,891
Employee benefit plan contributions	37,790	25,255
Deferred revenue – current portion	7,626	7,626
Deferred rent expense	-	11,930

Total current liabilities	713,831	290,478

Long-term liabilities:
Deferred revenue	132,207	139,830

Total liabilities	846,038	430,308

Stockholders’ equity

Preferred stock, $0.001 par value, 6,452,000 shares authorized:
Series A convertible preferred stock, 1,500,000 shares authorized, 1,427,482 shares issued and outstanding	1,427	1,427
Series B convertible preferred stock, 3,000,000 shares authorized, 1,832,649 shares issued and outstanding	1,833	1,833
Series C convertible preferred stock, 1,324,500 shares authorized, 1,287,145 shares issued and outstanding	1,287	1,287
Series D convertible preferred stock, 628,000 shares authorized, 582,670 shares subscribed, zero shares issued and outstanding	583	-
Common stock, $0.001 par value, 10,000,000 shares authorized, 3,130,194 and 3,116,694 shares issued and outstanding in 2005 and 2004, respectively	3,130	3,117
Additional paid-in capital	11,064,070	7,981,680
Deferred compensation	(57,241)	(54,792)
Stock subscriptions receivable	(801,590)	-
Accumulated deficit	(6,097,405)	(6,653,608)

Total stockholders’ equity	4,116,094	1,280,944

Total liabilities and stockholders’ equity	$ 4,962,132	1,711,252

See accompanying notes to financial statements

QUILL MEDICAL, INC.

Statements of Operations

For the Years Ended December 31, 2005 and 2004

	2005	2004

Revenues	$ 3,719,676	2,544

Costs and expenses:
Research and development	1,732,457	1,473,629
General and administrative	1,265,072	759,791
Stock-based compensation	184,620	72,712

Total costs and expenses	3,182,149	2,306,132

Income (loss) from operations	537,527	(2,303,588)

Other income (expense) – interest income	18,676	22,787

Net income (loss)	$ 556,203	(2,280,801)

See accompanying notes to financial statements

QUILL MEDICAL, INC.

Statements of Stockholders’ Equity

For the Years Ended December 31, 2005 and 2004

	Common Stock		Series A Convertible Preferred Stock
	Shares	Amount	Shares	Amount

Balance as of December 31, 2003	3,086,694	$ 3,087	1,427,482	$ 1,427
Exercise of options	30,000	30	-	-
Issuance of warrants to purchase common stock	-	-	-	-
Issuance of stock options for services	-	-	-	-
Stock issuance costs	-	-	-	-
Deferred stock compensation	-	-	-	-
Amortization of deferred compensation	-	-	-	-
Net loss	-	-	-	-

Balance as of December 31, 2004	3,116,694	3,117	1,427,482	1,427
Exercise of options	10,000	10	-	-
Accrual of warrants to purchase common stock	-	-	-	-
Issuance of common stock for services	3,500	3	-	-
Issuance of stock options for services	-	-	-	-
Subscription of Series D preferred stock	-	-	-	-
Stock issuance costs	-	-	-	-
Deferred stock compensation	-	-	-	-
Amortization of deferred compensation	-	-	-	-
Net income	-	-	-	-

Balance as of December 31, 2005	3,130,194	$ 3,130	1,427,482	$ 1,427

See accompanying notes to financial statements

QUILL MEDICAL, INC.

Statements of Stockholders’ Equity (continued)

For the Years Ended December 31, 2005 and 2004

Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock
Shares	Amount	Shares	Amount	Shares	Amount

1,832,649	$ 1,833	1,287,145	$ 1,287	-	$ -
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-

1,832,649	1,833	1,287,145	1,287	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	582,670	583
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-

1,832,649	$ 1,833	1,287,145	$ 1,287	582,670	$ 583

See accompanying notes to financial statements

QUILL MEDICAL, INC.

Statements of Stockholders’ Equity (continued)

For the Years Ended December 31, 2005 and 2004

Additional Paid-In	Accumulated	Deferred	Stock Subscriptions	Total Stockholders’
Capital	Deficit	Compensation	Receivable	Equity

7,863,153	(4,372,807)	(52,435)	-	3,445,545
7,470	-	-	-	7,500
35,000	-	-	-	35,000
25,000	-	-	-	25,000
(3,448)	-	-	-	(3,448)
54,505	-	(54,505)	-	-
-	-	52,148	-	52,148
-	(2,280,801)	-	-	(2,280,801)

7,981,680	(6,653,608)	(54,792)	-	1,280,944
4,990	-	-	-	5,000
23,433	-	-	-	23,433
6,997	-	-	-	7,000
152,666	-	-	-	152,666
2,912,767	-	-	(801,590)	2,111,760
(65,188)	-	-	-	(65,188)
46,725	-	(46,725)	-	-
-	-	44,276	-	44,276
-	556,203	-	-	556,203

11,064,070	(6,097,405)	(57,241)	(801,590)	4,116,094

See accompanying notes to financial statements

QUILL MEDICAL, INC.

Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities

Net income (loss)	$ 556,203	(2,280,801)
Non-cash items included in net income (loss):
Amortization of deferred compensation	44,276	52,148
Depreciation and amortization	73,146	51,938
Stock, options and warrants issued for services	134,761	35,000
Changes in operating assets and liabilities:
Accounts receivable	(1,098,644)	-
Prepaid expenses and other current assets	(1,487)	(4,647)
Deposits	-	(3,084)
Accounts payable	377,437	15,277
Accrued expenses	82,751	78,837
Deferred revenue	(7,623)	147,456
Deferred rent expense	(11,930)	11,930

Net cash provided (used) by operating activities	148,890	(1,895,946)

Cash flows from investing activities

Purchase of equipment	(93,933)	(93,948)
Capitalized patent costs	(28,598)	(35,316)

Net cash used by investing activities	(122,531)	(129,264)

Cash flows from financing activities

Exercise of stock options	5,000	7,500
Proceeds from issuance of Series D convertible preferred stock	2,111,760	-
Stock issuance costs	(41,755)	(3,448)

Net cash provided by financing activities	2,075,005	4,052

Net increase (decrease) in cash and cash equivalents	2,101,364	(2,021,158)

Cash and cash equivalents as of beginning of period	1,244,378	3,265,536

Cash and cash equivalents as of end of period	$ 3,345,742	1,244,378

See accompanying notes to financial statements

QUILL MEDICAL, INC.

Statements of Cash Flows (continued)

For the Years Ended December 31, 2005 and 2004

Supplemental disclosure of non-cash financing activities

Unearned compensation recorded for issuance of stock options	$ 46,725	54,505

Issuance of stock options for accrued expenses	$ 24,905	25,000

Issuance of warrants for stock issuance costs	$ 23,433	-

See accompanying notes to financial statements

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 1:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Quill Medical, Inc. (the “Company”) is a North Carolina-based medical device company with a core mission to develop and commercialize innovative surgical aids for wound closure and tissue management.

Business Risks

The Company faces risks associated with medical device companies that have products in development. The Company currently has only one source of revenue.  These risks include, among others, the Company’s dependence on its only strategic partner to continue manufacturing and marketing two products, protection of its intellectual property, and ability to partner with other companies to manufacture and market its products under development.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash Equivalents

The Company considers all interest bearing investments due on demand and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.  Cash equivalents are stated at cost and consist primarily of commercial bank money market funds.  The Company maintains cash in accounts that are in excess of federally insured limits.

Accounts Receivable

Accounts receivable consist entirely of payments due from Surgical Specialties Corporation which represent the Company’s share of the operating income generated from CountourThreads™ product sales under the Exclusive Development, License and Distribution Agreement.  Amounts due are contractually required to be remitted within thirty (30) days from the end of the month earned.  No allowance for doubtful accounts is considered necessary at December 31, 2005.

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intellectual Property

The Company believes that patents and other proprietary rights are important to its business.  The Company’s policy is to file patent applications to protect technology, inventions and improvements that are considered important to the development of its business.  The patent positions of firms, including the Company, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved.  The Company accounts for its intellectual property under the guidance of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which it adopted effective January 1, 2002.

Internally Developed – The legal costs associated with internally developed specifically identifiable, intellectual property with determinable lives, such as patents, are capitalized and amortized over the estimated useful life of the asset on a straight-line basis.  In the case of the Company, legal costs associated with patents are capitalized until the patents are filed, and all subsequent patent related costs are expensed.

Acquired – Intellectual property that is acquired either individually or with groups of other assets (but not those acquired in a business combination) are initially recognized and measured based on its fair value.  Those intangible assets that are specifically identifiable and have determinable lives, such as patents, are amortized on a straight-line basis over the estimated useful life of the asset.

Legal Life of Patents – Generally, the legal life of a patent is for a term beginning on the date on which the patent is issued and ending 20 years from the date on which the application was filed in the United States.

Impairment – The Company evaluates the patents annually for changes in the estimated useful life and for impairment.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation for equipment is computed using the straight-line method over the estimated useful lives of the assets.  Amortization for leasehold improvements is computed using the straight-line method over the estimated useful lives of the assets or over the term of the related leases, whichever is shorter.

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Revenue Recognition

Revenues consist primarily of payments from its partner Surgical Specialties Corporation (“SSC”) under an “Exclusive Development, License and Distribution Agreement” (the Agreement”) which pays the Company a share of the operating income, as defined in the Agreement, generated from CountourThreads™ product sales.  Also included in revenues is a technology access fee related to the Agreement.  Partner payments are recognized in the month that product is shipped by SSC and reported to the Company.  The technology access fee is being recognized over the life of a valid claim for the products licensed under the Agreement, which is approximately twenty (20) years.  Revenues from license option fees are recognized over the term of the agreement.

Research and Development Expenses

Research and development expenses, including all costs associated with the development of medical and/or other devices as well as the related prototype manufacturing equipment, are charged to operations as incurred.

Reclassifications

Certain reclassifications have been made to prior year financial statement balances in order to conform with the current year presentation.  These reclassifications had no impact on net loss or stockholders’ equity.

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation

Employees - Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans using the fair value based method.  The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”) and related Interpretations.  Accordingly, compensation cost is measured as the excess, if any, of the fair value of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

Non-employees – Compensation costs for stock options granted to non-employees are accounted for in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which require that compensation be measured at the end of each reporting period for changes in the fair value of the Company’s stock until the options are vested.

SFAS No. 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant.  Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.  The Company has elected to continue to apply the provisions of APB Opinion No. 25.  Had the Company determined compensation expense based on the fair value at the grant date for its stock-based plans under SFAS 123, the Company’s net income (loss) would have been adjusted to the pro forma amounts indicated below for the years ended December 31, 2005 and 2004:

	2005	2004

Net income (loss), as reported	$ 556,204	(2,280,801)
Add: Compensation expense for employee stock options included in net income (loss), as reported	4,775	621
Deduct: Total compensation expense for employee stock options, as determined under the fair value based method for all awards	12,194	6,453

Proforma net income (loss)	$ 548,785	(2,286,633)

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

The fair value of common stock options for employees and consultants is estimated on the date of grant using the minimum value option-pricing model and the Black-Scholes option-pricing model, respectively, with the following assumptions used:

	Employees		Consultants
	2005	2004	2005	2004

Estimated dividend yield	0.0%	0.0%	0.0%	0%
Expected stock price volatility	0.0%	0.0%	75.0%	100%
Risk-free interest rate	3.8%	3.6%	4.5%	4.0%
Expected life of options	5	5	10	10
Weighted-average fair value per share	$ 0.29	$ 0.70	$ 1.97	$ 1.06

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.  This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation.  In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements.  Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included above.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.  SFAS No. 123(R) requires compensation costs relating to share-based payment transactions be recognized in financial statements.  The pro forma disclosure previously permitted under SFAS No. 123 will no longer be an acceptable alternative to recognition of expenses in the financial statements.  SFAS No. 123(R) is effective for nonpublic companies for new awards beginning January 1, 2006.  The Company currently measures compensation costs related to share-based payments under APB Opinion No. 25, as allowed by SFAS No. 123, and provide disclosure in notes to financial statements as required by SFAS No. 123.  The Company is currently in the process of evaluating the impact of SFAS No. 123(R) on its financial statements.

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 2:

FUTURE OPERATIONS

As shown in the accompanying financial statements, the Company has net income of  $556,203 for the year ended December 31, 2005; however, the Company has an accumulated deficit of $6,097,405 at December 31, 2005.  Management expects to raise adequate capital through product sales and equity offerings to fund its development, general and product introduction expenses.

NOTE 3:

RELATED PARTY TRANSACTIONS

As part of the Company’s continuing obligations under the Agreement, the Board Chairman became the worldwide medical director for the products licensed under the Agreement.  His obligations as worldwide medical director include new product development, periodic presentations at professional meetings, support of marketing collateral material requirements and related functions.  In addition, under a separate consulting agreement related to the Agreement, the Company’s Board Chairman directs one of the training centers for potential physician customers in the proper use and surgical techniques of the Contour Threads products.

NOTE 4:

INTELLECTUAL PROPERTY

The Company has internally developed and acquired patents both of which are amortized over their respective estimated useful lives on a straight-line basis.  As of December 31, 2005, the Company has determined the weighted average useful life of all patents to be 17.0 years.

A summary of the cost and accumulated amortization follows:

	2005		2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Acquired	$ 200,000	43,678	200,000	29,885
Internally developed	203,324	26,070	174,726	17,508

Total	$ 403,324	69,748	374,726	47,393

Amortization expenses were $22,355 in 2005 and $21,119 in 2004.  Amortization expense for the next five years (2005 through 2009) is estimated to be $22,700 per year.  In addition, the Company expensed $418,451 in 2005 and $202,537 in 2004 for legal fees in connection with prior patent filings and maintenance of those filings.

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 5:   EXCLUSIVE DEVELOPMENT, LICENSE AND DISTRIBUTION AGREEMENT

On September 23, 2004, the Company entered into an “Exclusive Development, License and Distribution Agreement” (the “Agreement”) with Surgical Specialties Corporation (“SSC”) to make and sell products that incorporate the Company’s barbed suture technology for the treatment of aesthetic Ptosis (sagging of skin).  The first products licensed under this Agreement, currently trade-named “ContourThreads”, were cleared for sale and marketing by the U.S. Food and Drug Administration in October 2004.  Similar products under the License Agreement were approved in Canada and Europe in 2004.

The Agreement provides SSC with the exclusive and worldwide right to manufacture and sell ContourThreads™ products for a term of fifteen (15) years or the last-to-expire Company patent related to the products, which is approximately twenty (20) years.  SSC is required to fund all cost of making and marketing product and is to pay the Company a share of the operating income generated from ContourThreads™ product sales.  Operating income is determined by deducting from Net Sales: 1) actual cost of manufacture at SSC’s standard cost, and 2) a fixed operating allowance to cover administrative costs including selling, promotion and product liability which cost deduction is based on a percentage of annual sales.

In addition to those costs, SSC is also obligated to pay in full for any necessary clinical development of products, including regulatory costs, and which are not deducted from sales in determining the product operating income to be shared by the parties.

The Company is required to pay for the cost of patent filings and maintenance, and the cost of annual audits of SSC accounts to verify periodic royalty obligations.  In addition, the Company and SSC equally share certain costs including: 1) the cost of developing new manufacturing technology and equipment, and 2) the cost of patent litigation to the extent such cost in a given year exceeds 5% of sales in that year; costs below this threshold are fully borne by the Company.

SSC paid the Company a non-refundable technology fee of $150,000 upon execution of the Agreement.  The payment has been deferred as revenue over the last-to-expire patent which is approximately twenty (20) years.

Under the Agreement the Company received advance payments from the Licensee on product sales commencing on January 1, 2005 and continuing for three consecutive calendar quarters.  These advance payments and other certain minimum annual payments during the term of the agreement were creditable against the Company’s payments as these become payable based upon actual product sales by the licensee.  No sales of the product occurred during 2004.  The Company received its first advance payment totaling $400,000 in early January 2005 and a second advance payment of $200,000 in April 2005.  Payments through May 2005 due under the agreement were credited against these advance payments.  Commencing in June, profit share payments due to the Company exceeded any additional advance payments due.  Total profit sharing payment received or due during 2005 were $3,712,053.  The profit share payments included in accounts receivable were paid by early February 2006.

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 5: EXCLUSIVE DEVELOPMENT, LICENSE AND DISTRIBUTION AGREEMENT (concluded)

The Company is currently considering a proposal from SSC regarding certain financial terms of the Agreement.  It is not expected that such a proposal, if accepted, would have a material impact on the profit sharing received by the Company.  In addition SSC was acquired by a public biotechnology company on February 1, 2006 and the Company is currently unaware of any adverse effects of this transaction on the Agreement.

NOTE 6:

SPONSORED RESEARCH AGREEMENT

On January 20, 2006 and effective November 1, 2005, the Company entered into a two year Sponsored Research Agreement (“Research Agreement”) with a medical center (“Research Institution”) to conduct several barbed suture specific animal studies and support the general research activities of the Company.  The Company will provide proprietary sutures to the Research Institution to conduct these animal studies at the Research Institution’s facilities.  The Research Institution will provide dedicated research personnel related laboratory infrastructure, supplies and medical center overhead.

The Company will pay approximately $287,000 during the contract period, inclusive of overhead, in equal quarterly installments, to cover the Research Institution’s expenses.  The Company and the Research Institution anticipate that project costs may increase as the protocols are completed and studies commence.  Both parties will mutually agree in writing to such changes as they occur.  The Company recorded an expense of approximately $21,000 for 2005 representing the pro rata share of the first quarter obligation which commenced on November 1, 2005.

As part of the Research Agreement the Research Institution will grant the Company a non-exclusive royalty-free right to use the study results for its internal research and development activities.  The Company also has the right to patent technology improvements or new inventions as well as enter into license agreements for potential products and/or product improvements.   The Company will be required to pay for certain patent costs if any patents applications are filed. The Company will have three (3) months from any disclosure to notify the Research Institution of its desire to enter into a license agreement and six (6) months from notification to negotiate in good faith such license agreement.  If the Company elects to enter into a license agreement the Company will be obligated to pay certain fees for any licensed improvements and negotiated license agreement as well as milestone payments related to each patent filed.  In addition, a royalty will be paid by the Company for any products sold under the license agreements

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 7:

CONSULTING AGREEMENT

On March 15, 2001, the Company entered into a four-year consulting agreement with a firm to provide advice regarding product development and marketing, development of a strategic plan covering research and development, commercial development and intellectual property, and the provision of referrals to potential investors.

As compensation for services, the firm was granted a nonqualified option to purchase 200,000 shares of common stock at $0.01 per share.  This option grant vests ratably over the four year period of the consulting agreement.  In addition, on each anniversary of the agreement, the firm will be awarded a fully vested option to purchase additional shares of common stock at $0.01 per share.  The number of shares shall be determined by dividing $50,000 by the price per share of the last round of preferred stock.

On March 15, 2004, the firm was entitled to receive and was granted its third annual option to purchase 22,727 shares of common stock at $0.01 per share effective on that date.   On March 15, 2005, the firm received its final annual grant under the agreement to purchase 22,727 shares of commons stock at $0.01 per share effective on that date.

On March 15, 2005, the Company renewed  the four-year consulting agreement for a similar term with all of the same provisions and conditions applicable.   Upon signing of the agreement the Company issued an option to purchase 40,000 shares of common stock at $0.01 per share effective on that date.

The fair value of the options were estimated on the date of grant or the anniversary date of the contract using the Black Scholes pricing model with the following assumptions:  dividend yield of 0%; expected volatility of 75%; a risk-free interest rate of 4.54%; and expected life of ten years.

NOTE 8:

STOCKHOLDERS’ EQUITY

Capital Structure

Authorized Shares – The Company has authorized 10,000,000 shares of common stock, $0.001 par value and 5,824,500 shares of preferred stock, par value $0.001, of which 1,500,000 shares are designated as Series A Convertible Preferred Stock (“Series A Preferred”), 3,000,000 are designated as Series B Convertible Preferred Stock (“Series B Preferred”), and 1,324,500 are designated as Series C Convertible Preferred Stock (“Series C Preferred”).  The Company filed an amended and restated certificate with the State of Delaware as approved by its Board of Directors on January 6, 2006.  The amended certificate states that the Company will authorize an additional 628,000 shares of preferred stock as Series D Preferred Stock (“Series D Preferred”) resulting in 6,452,000 shares of preferred stock authorized.

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 8:

STOCKHOLDERS’ EQUITY (continued)

The preferred rights described below for Series B and C will also be applicable to Series D when approval is obtained with the State of Delaware.

Dividends - The Company shall not pay dividends on shares of common stock until the holders of preferred stock have first received cash dividends on shares of preferred stock in an amount at least equal to the product of (i) the per share amount of dividends to be declared on the common stock, multiplied by (ii) the number of whole shares of common stock into which such share of preferred stock is then convertible.

Voting Rights - The holders of preferred stock are entitled to vote based on the number of common shares they would receive upon conversion.

Transfer Restrictions - The holders of each share of common and preferred stock are subject to transfer restrictions as determined by the bylaws of the Company.  The shares are subject to a right of first refusal in favor of the Company, and then the other stockholders, before they may be sold.

Liquidation - Upon any liquidation, dissolution or winding up of the Company, holders of the preferred stock shall be entitled, before any distribution is made upon the common stock, to be paid an amount equal to the consideration paid per share (subject to adjustment in the event of stock dividends, stock splits, combinations, etc.), plus in each case, an amount equal to any declared but unpaid dividends.  If the assets to be distributed upon liquidation are insufficient to permit full payment to the preferred stockholders, then the assets legally available for distribution shall be distributed on a pro rata basis to each holder of preferred stock.  Any assets remaining after full distribution to preferred stockholders shall be distributed to the common stockholders.

Conversion - Each share of preferred stock shall be convertible, at the option of the holder at any time after the date of issuance and without payment of additional consideration, into such number of common shares as is determined by dividing the consideration received by the Company for the purchase of each share by the conversion price in effect at the time of conversion.  The conversion price shall initially be the amount of consideration received for each share.  The conversion price is subject to adjustment for subdivisions, dividends, combinations, reclassifications, merger, sale, etc.

The conversion ratio for the Series B and Series C preferred stock will be adjusted in the event additional shares are issued below the conversion price if the stockholder purchases its pro rata percentage of new shares.  No adjustment shall be made for the sale of shares of common stock reserved for employees, directors and consultants, shares of common stock issued in acquisitions and other customary exclusions.

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 8:

STOCKHOLDERS’ EQUITY (continued)

The Company shall, at all times, reserve and keep available out of its authorized but unissued common stock, such number of common shares sufficient to cover the conversion of all outstanding preferred stock.

Automatic Conversion - Each share of preferred stock shall automatically be converted into common stock at the then effective conversion price upon the completion of an underwritten public offering involving the sale of the Company’s common stock.

Preemptive Rights - The holders of Series B and Series C preferred stock shall be entitled to preemptive rights to acquire or subscribe for additional shares of securities that the Company authorizes to be issued.

Co-Sale Rights - The holders of Series B and Series C preferred stock have pro rata co-sale rights to participate in any proposed sale of common stock by the founders.

Consent Rights - The Company will not take any of the following actions without the consent of the holders of a majority of the Series B and Series C preferred shares then outstanding:

(a)

authorization, creation or issuance of any class or series of equity security having any voting dividend, liquidation, redemption or other rights or preferences senior to the Series B and Series C preferred, provided that any such class or series may have the right to vote as a separate class with respect to any merger, consolidation, plan of reorganization, recapitalization, sale of substantially all of the assets or capital stock of the Company, or any other transaction as a result of which the holders of the Company's capital stock immediately prior to such transaction own less than a majority of the voting rights and value of the surviving or resulting entity from such transaction;

(b)

increase in the authorized number of Series B and Series C preferred shares;

(c)

any reorganization, recapitalization or dissolution of the Company;

(d)

any amendment to any other provision of the certificate of incorporation or bylaws of the Company which could have an adverse effect upon the holders of the Series B and Series C preferred;

(e)

payment of any dividend or distribution inconsistent with the provisions of the certificate of incorporation as amended on August 19, 2003;

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 8:

STOCKHOLDERS’ EQUITY (continued)

(f)

any merger, consolidation, plan of reorganization, or recapitalization, or any transaction in which substantially all of the assets of the Company are transferred.

Common Stock Transactions

On June 17, 2003 the Company renewed a consulting agreement in connection with the raising of the Series C convertible preferred stock.  During 2004, the second year of the agreement, the Company issued a warrant to purchase 17,500 shares of common stock at $0.0001 per share and the warrant was valued at $35,000.  No other warrants were issued in connection with this consulting agreement in 2005.

Preferred Stock Transactions

Between November and December 2005, the Company solicited from investors subscription agreements for 582,670 shares of Series D Preferred Stock and received $2,111,760 at December 31, 2005 on those subscription agreements.  At December 31, 2005, $801,590 of subscription agreements were unpaid but were settled by early February 2006.

Preferred Stock Warrants

On June 19, 2003, the Company entered into an agreement with a company to act as the exclusive worldwide placement agent for the Series C preferred stock financing.

At December 31, 2005 the Company committed to the company that assisted in the placement of the Series B and C preferred stock financing to issue warrants in connection for its services in the placement of the Series D preferred stock financing upon completion of that financing.  The warrants to be issued in 2006 are to purchase a total of 4,687 shares of Series D preferred stock at $0.001  per share and are exercisable until the earliest of (i) ten years; (ii) a sale of the Company, or (iii) an initial public offering. The warrants are valued at $23,433 and was recorded at December 31, 2005 as stock issuance costs.

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 8:

STOCKHOLDERS’ EQUITY (concluded)

Common Stock Reserved for Future Issuance

At December 31, 2005, the Company had reserved a total of 6,225,179 of its authorized 10,000,000 shares of common stock for future issuance as follows:

Outstanding stock options	664,114
Outstanding common stock warrants	70,000
Outstanding Series B preferred warrants	42,855
Outstanding Series C preferred warrants	33,689
Outstanding Series D preferred warrants	4,687
Possible future issuance under stock option plan	279,588
Conversion of Series A preferred stock	1,427,482
Conversion of Series B preferred stock	1,832,949
Conversion of Series C preferred stock	1,287,145
Conversion of Series D preferred stock	582,670

Total shares reserved	6,225,179

NOTE 9:

STOCK OPTION PLAN

On February 14, 2000, the Company adopted the Quill Medical, Inc. Stock Option Plan (the “Plan”).  On December 1, 2005, the Plan was amended in connection with the Series D Preferred Stock offering to increase the total number of shares of common reserved to 1,025,396.  Of this amount, 279,588 shares are available for future stock options grants.  Eligible plan participants include employees, directors and consultants.  The Plan permits the granting of incentive stock options and nonqualified stock options.  The terms of the stock option grants are determined by the Company’s Board of Directors.  The Company’s stock options generally vest over four years and have a maximum term of ten years.

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 9:

STOCK OPTION PLAN (continued)

The following summarizes the stock option activity for the years ended December 31, 2005 and 2004:

	Options Outstanding	Weighted Average Exercise Price

Balance at December 31, 2003	534,806	$ 0.26
Granted	74,977	0.77
Exercised	(30,000)	0.25
Canceled	-	-

Balance at December 31, 2004	579,783	0.33
Granted	118,727	1.10
Exercised	(10,000)	0.50
Canceled	(24,396)	0.99

Balance at December 31, 2005	664,114	$ 0.44

Selected information regarding stock options as of December 31, 2005 follows:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Life	Number of Options Exercisable

$ 0.01	335,454	6.45	305,454
$ 0.25	109,306	5.12	109,306
$ 0.50	71,916	6.49	66,791
$ 0.75	15,000	7.68	8,722
$ 1.10	76,438	8.22	37,305
$ 2.00	50,000	9.41	5,836
$ 5.00	6,000	9.92	-

	664,114		533,414

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its employee stock-based compensation plans.  Accordingly, compensation cost related to stock options issued to employees would be recorded on the date of grant or if the current fair value of the underlying stock exceeded the exercise price.  Employee stock-based compensation expense was $4,775 and $621 for the years ended December 31, 2005 and 2004, respectively.

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 9:

STOCK OPTION PLAN (concluded)

Compensation costs for stock options granted to non-employees are accounted for in accordance with SFAS No. 123 and EITF 96-18 over the service period that generally coincides with vesting, generally four years.  The measurement date for the calculation of compensation expense is considered to be the date when all services have been rendered or the date that options are fully vested.  Compensation expense is recognized up to the measurement date based on changes in the fair value of the Company’s common stock.  During the years ended December 31, 2005 and 2004, the Company recognized compensation expense of $184,619 and $51,527, respectively, for stock options issued to consultants.

NOTE 10:

INCOME TAXES

Total income taxes differed from the amounts computed by applying the federal income tax rate of 34% to the loss before income taxes due to state income taxes, net of federal income tax benefit, graduated tax rates, nondeductible meals and entertainment, net operating loss carryovers, and changes in the valuation allowance.

The components of the deferred tax assets and deferred tax liabilities as of December 31, 2005 and 2004 are as follows:

	2005	2004
Current:
Deferred tax assets:
Tax loss carryforwards	$ 122,500	-
Accrual to cash conversion	-	85,200
Other	-	7,300
Less valuation allowance	-	(89,600)

	122,500	2,900

Deferred tax liabilities:
Deferred compensation	-	(2,900)
Accrual to cash conversion	(122,500)	-

Net deferred tax asset, current	-	-

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 10:

INCOME TAXES (concluded)

	2005	2004
Non-current:
Deferred tax assets:
Tax loss carryforwards	2,148,500	2,309,800
Research and development credits	209,000	123,500
Deferred compensation	189,300	92,500
Deferred revenue	-	53,900
Other	9,800	27,400
Less valuation allowance	(2,472,000)	(2,536,800)

	84,600	70,300

Deferred tax liabilities:
Patents	(77,200)	(66,200)
Property and equipment	(7,400)	(4,100)

	(84,600)	(70,300)

Net deferred tax asset, non-current	-	-

Total net deferred tax	$ -	-

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.  The valuation allowance decreased by $154,400 during 2005 and increased by $880,200 during 2004.

The Company has net operating and economic loss carryforwards of approximately $5,848,500 and $6,210,600 available to offset future federal and state taxable income which begin to expire in 2010.  Additionally, the Company has federal research and development credits approximating $209,000 which begin to expire in 2020.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events including significant changes in ownership interests.  If the Company’s net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

QUILL MEDICAL, INC.

Notes to Financial Statements

December 31, 2005 and 2004

NOTE 11:

EMPLOYEE BENEFIT PLAN

Effective May 1, 2004, the Company established the Quill Medical, Inc. 401(k) Plan (the “Plan”).  All employees of the Company who have completed three months of service and have attained 21 years of age are eligible for participation in the Plan.  Under the Plan, participating employees may defer their pretax earnings, subject to the Internal Revenue Service annual contribution limit.  The Plan also provides for employer contributions.  The Company’s contribution to the Plan accrued for the year ended December 31, 2005 was $28,000 and $17,999 was accrued and paid for the year ended December 31, 2004, respectively.

NOTE 12:

COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leased office space under noncancelable operating leases, which expired on February 28, 2006; however, the Company renewed these leases in January 2006 with an effective date of December 1, 2005 and expiring on February 28, 2009.

The Company incurred $72,101 and $69,656 in rent expense on the noncancelable operating leases during 2005 and 2004, respectively.

Future minimum lease payments under the noncancelable operating leases as of December 31, 2005 are as follows:

2006	$ 67,937
2007	121,830
2008	125,485
2009	21,016

Total minimum lease payments	$ 336,268

Patent Enforcement and Protection

The Company currently has no active patent litigation.  The Company is aware of several potential infringers and has begun to provide actual notice of the Company’s intellectual property rights.

Exhibit 5

FINANCIAL STATEMENTS

QUILL MEDICAL, INC.

Quarter ended March 31, 2006

(Unaudited)

Quill Medical, Inc.

BALANCE SHEETS

 (Unaudited)

	March 31,	December 31,
	2006	2005
ASSETS
Current
Cash and cash equivalents	$ 4,692,074	$ 3,345,742
Accounts receivable	650,181	1,098,644
Prepaid expenses and other current assets	48,042	18,992
Deposits	17,496	6,853
Total current assets	5,407,793	4,470,231
Equipment [note 4]	148,235	158,325
Patent costs [note 5]	327,903	333,576
	$ 5,883,931	$ 4,962,132

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$ 381,607	$ 518,058
Accrued liabilities [note 6]	87,660	188,147
Deferred revenue – current portion	7,626	7,626
Total current liabilities	476,893	713,831
Deferred revenue – long term	130,299	132,207

Commitments and contingencies [note 9]
Stockholders’ equity
Share capital [note 7]

Preferred stock, $0.001 par value, 6,452,500 shares authorized:
Series A convertible preferred stock, 1,500,000 shares authorized,
1,427,482 shares issued and outstanding	1,427	1,427
Series B convertible preferred stock, 3,000,000 shares authorized,
1,832,649 shares issued and outstanding	1,833	1,833
Series C convertible preferred stock, 1,324,500 shares authorized,
1,287,145 shares issued and outstanding	1,287	1,287
Series D convertible preferred stock, 628,000 shares authorized,
March 31, 2006 – 606,329 shares issued and outstanding
December 31, 2005 – 582,670 shares subscribed, zero shares issued and outstanding	606	583

Common stock, $0.001 par value, 12,000,000 shares authorized,
Issued and outstanding:
March 31, 2006 – 3,130,194
December 31, 2005 – 3,130,194	3,130	3,130
Additional paid-in capital	11,185,864	11,064,070
Deferred compensation	(53,951)	(57,241)
Stock subscriptions receivable	-	(801,590)
Accumulated deficit	(5,863,457)	(6,097,405)
Total stockholders’ equity	5,276,739	4,116,094
	$ 5,883,931	$ 4,962,132
See accompanying notes to the financial statements

Quill Medical, Inc.

STATEMENTS OF INCOME

 (Unaudited)

	Three months ended March 31,
	2006	2005
REVENUE
Revenue	$ 952,203	$ 167,561

EXPENSES
Research and development	418,280	307,065
General and administrative	333,079	254,969
	751,359	562,034

Operating income (loss)	200,844	(394,473)
Other income:
Interest income	33,104	4,326
Net income (loss)	$ 233,948	$ (390,147)
See accompanying notes to the financial statements

Quill Medical, Inc.

STATEMENT OF STOCKHOLDERS’ EQUITY

 (Unaudited)

	Common	Shares	Series A	Convertible	Series B	Convertible	Series C	Convertible
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	#	$	#	$	#	$	#	$
Balance at December 31, 2005	3,130,194	3,130	1,427,482	1,427	1,832,649	1,833	1,287,145	1,287
Issuance of stock options for services
Subscription of Series D preferred stock
Issuance of Series D preferred shares
Stock issuance costs
Amortization of deferred compensation
Net income

Balance at March 31, 2006	3,130,194	3,130	1,427,482	1,427	1,832,649	1,833	1,287,145	1,287
See accompanying notes to the financial statements

Quill Medical, Inc.

STATEMENT OF STOCKHOLDERS’ EQUITY (Continued)

 (Unaudited)

	Series D	Convertible	Additional paid-in capital	Accumulated deficit	Deferred compensation	Stock subscription receivable	Total stockholders’ equity
	Shares	Amount
	#	$	$	$	$	$	$
Balance at December 31, 2005	582,670	583	11,064,070	(6,097,405)	(57,241)	(801,590)	4,116,094
Issuance of stock options for services			15,083				15,083
Subscription of Series D preferred stock						801,590	801,590
Issuance of Series D preferred shares	23,569	23	117,822				117,845
Stock issuance costs			(11,111)				(11,111)
Amortization of deferred compensation					3,290		3,290
Net income				233,948			233,948

Balance at March 31, 2006	606,239	606	11,185,864	(5,863,457)	(53,951)	-	5,276,739
See accompanying notes to the financial statements

Quill Medical, Inc.

STATEMENTS OF CASH FLOWS

 (Unaudited)

	Three months ended March 31,
	2006	2005
OPERATING ACTIVITIES
Net income (loss)	$ 233,948	$ (390,147)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Amortization of deferred compensation	3,290	3,295
Depreciation and amortization	19,428	16,103
Stock-based compensation	2,500	9,470
Net change in non-cash working capital items relating to operations:
Accounts receivable	448,463	-
Prepaid expenses and other current assets	(29,050)	(1,798)
Deposits	(10,643)	(3,700)
Accounts payable and accrued expenses	(224,355)	41,109
Deferred revenue	(1,908)	229,882
Cash provided by (used in) operating activities	441,673	(95,786)
INVESTING ACTIVITIES
Purchase of equipment	(3,665)	(31,315)
Cash used in investing activities	(3,665)	(31,315)
FINANCING ACTIVITIES
Proceeds from stock options exercised	-	5,000
Proceeds from issuance of Series D convertible preferred stock	117,845	-
Series D stock subscription receivable	801,590	-
Stock issuance costs	(11,111)	-
Cash provided by financing activities	908,324	5,000
Net increase (decrease) in cash and cash equivalents	1,346,332	(122,101)
Cash and cash equivalents, beginning of period	3,345,742	1,244,378
Cash and cash equivalents, end of period	$ 4,692,074	$ 1,122,277

Supplemental disclosure of non-cash financing activities
Issuance of stock options for accrued expenses	$ 15,083	$ 34,375
See accompanying notes to the financial statements

Quill Medical, Inc.

NOTES TO THE FINANCIAL STATEMENTS

 (Unaudited)

Quill Medical, Inc. (the “Company”), is a North Carolina based medical device company, incorporated in Delaware, with a core mission to develop and commercialize innovative surgical aids for wound closure and tissue management.

1.   BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s  audited financial statements and notes thereto for the year ended December 31, 2005 included in this Form 6-K filed with the appropriate securities commissions.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2006 and for all periods presented, have been  made.  The results of operations for the three month period ended March 31, 2006 are not necessarily indicative of the results for the full year ending December 31, 2006.

All amounts herein are expressed in U.S. dollars unless otherwise noted.

2.   SIGNIFICANT ACCOUNTING POLICIES

Other than the new accounting policy below all accounting policies are the same as described in note 1 to the Company’s audited financial statements for the year ended December 31, 2005 included in this Form 6-K filed with the appropriate securities commissions.

3.   CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the prospective transition method.  Under this method, the fair value provisions of SFAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.  Accordingly, SFAS 123(R) no longer permits pro-forma disclosure for income statement periods after January 1, 2006 and compensation expense will be recognized for all share-based payments on grant-date fair value.  The Company expenses the compensation cost of share-based payments over the service period using the straight-line method.  There were no stock option grants to employees during the three month period ended March 31, 2006.

Pro forma disclosure

For the comparative period, the following pro forma financial information presents the net income for the period had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to January 1, 2006. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

Three months ended March 31,
2005

Net loss, as reported	$ (390,147)
Add: Stock-based employee compensation expense included in net loss above	1,350
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	2,008

Pro forma net loss	$ (390,805)

4.   PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	depreciation	value
March 31, 2006	$	$	$
Computer equipment	91,944	56,320	35,624
Office equipment	24,688	20,842	3,846
Manufacturing and laboratory equipment	166,355	57,590	108,765
Leasehold improvements	6,146	6,146	-
	289,133	140,898	148,235

		Accumulated	Net book
	Cost	depreciation	value
December 31, 2005	$	$	$
Computer equipment	92,507	53,784	38,723
Office equipment	24,688	20,098	4,590
Manufacturing and laboratory equipment	164,285	49,273	115,012
Leasehold improvements	6,146	6,146	-
	287,626	129,301	158,325

5.  INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
March 31, 2006	$	$	$
Acquired	200,000	47,126	152,874
Internally developed	203,324	28,295	175,029
	403,324	75,421	327,903

		Accumulated	Net book
	Cost	amortization	value
December 31, 2005	$	$	$
Acquired	200,000	43,678	156,322
Internally developed	203,324	26,070	177,254
	403,324	69,748	333,576

6.   ACCRUED LIABILITIES

	March 31, 2006 $	December 31, 2005 $
Consulting fees	-	12,583
Payroll	36,555	99,305
Vacation	38,469	38,469
Employee benefit plan contributions	12,636	37,790
	87,660	188,147

7.   STOCKHOLDERS’ EQUITY

Capital Structure

Authorized Shares – The Company filed an amended and restated certificate with the State of Delaware as approved by its Board of Directors on January 6, 2006.  The amended certificate stated that the Company authorized an additional 2,000,000 shares of common stock and 628,000 shares of preferred stock as Series D Preferred resulting in 6,452,500 shares of preferred stock authorized.  The Company has 12,000,000 shares of common stock authorized (10,000,000 at December 31, 2005), $0.001 par value and 6,452,500 shares of preferred stock (5,824,500 at December 31, 2005), par value $0.001, of which 1,500,000 shares are designated as Series A Convertible Preferred Stock (“Series A Preferred”), 3,000,000 are designated as Series B Convertible Preferred Stock (“Series B Preferred”), 1,324,500 are designated as Series C Convertible Preferred Stock (“Series C Preferred”) and 628,000 are designated as Series D Convertible Preferred Stock (“Series D Preferred”).

The preferred rights described below are applicable to Series B, C and D.

Dividends - The Company shall not pay dividends on shares of common stock until the holders of preferred stock have first received cash dividends on shares of preferred stock in an amount at least equal to the product of (i) the per share amount of dividends to be declared on the common stock, multiplied by (ii) the number of whole shares of common stock into which such share of preferred stock is then convertible.

Voting Rights - The holders of preferred stock are entitled to vote based on the number of common shares they would receive upon conversion.

Transfer Restrictions - The holders of each share of common and preferred stock are subject to transfer restrictions as determined by the bylaws of the Company.  The shares are subject to a right of first refusal in favor of the Company, and then the other stockholders, before they may be sold.

Liquidation - Upon any liquidation, dissolution or winding up of the Company, holders of the preferred stock shall be entitled, before any distribution is made upon the common stock, to be paid an amount equal to the consideration paid per share (subject to adjustment in the event of stock dividends, stock splits, combinations, etc.), plus in each case, an amount equal to any declared but unpaid dividends.  If the assets to be distributed upon liquidation are insufficient to permit full payment to the preferred stockholders, then the assets legally available for distribution shall be distributed on a pro rata basis to each holder of preferred stock.  Any assets remaining after full distribution to preferred stockholders shall be distributed to the common stockholders.

Conversion - Each share of preferred stock shall be convertible, at the option of the holder at any time after the date of issuance and without payment of additional consideration, into such number of common shares as is determined by dividing the consideration received by the Company for the purchase of each share by the conversion price in effect at the time of conversion.  The conversion price shall initially be the amount of consideration received for each share.  The conversion price is subject to adjustment for subdivisions, dividends, combinations, reclassifications, merger, sale, etc.

The conversion ratio for the Series B, C and D preferred stock will be adjusted in the event additional shares are issued below the conversion price if the stockholder purchases its pro rata percentage of new shares.  No adjustment shall be made for the sale of shares of common stock reserved for employees, directors and consultants, shares of common stock issued in acquisitions and other customary exclusions.

The Company shall, at all times, reserve and keep available out of its authorized but unissued common stock, such number of common shares sufficient to cover the conversion of all outstanding preferred stock.

Automatic Conversion - Each share of preferred stock shall automatically be converted into common stock at the then effective conversion price upon the completion of an underwritten public offering involving the sale of the Company’s common stock.

Preemptive Rights - The holders of Series B, C and D preferred stock shall be entitled to preemptive rights to acquire or subscribe for additional shares of securities that the Company authorizes to be issued.

Co-Sale Rights - The holders of Series B, C and D preferred stock have pro rata co-sale rights to participate in any proposed sale of common stock by the founders.

Consent Rights - The Company will not take any of the following actions without the consent of the holders of a majority of the Series B and Series C preferred shares then outstanding:

(a)

authorization, creation or issuance of any class or series of equity security having any voting dividend, liquidation, redemption or other rights or preferences senior to the Series B, C and D preferred, provided that any such class or series may have the right to vote as a separate class with respect to any merger, consolidation, plan of reorganization, recapitalization, sale of substantially all of the assets or capital stock of the Company, or any other transaction as a result of which the holders of the Company's capital stock immediately prior to such transaction own less than a majority of the voting rights and value of the surviving or resulting entity from such transaction;

(b)

increase in the authorized number of Series B, C and D preferred shares;

(c)

any reorganization, recapitalization or dissolution of the Company;

(d)

any amendment to any other provision of the certificate of incorporation or bylaws of the Company which could have an adverse effect upon the holders of the Series B, C and D preferred;

(e)

payment of any dividend or distribution inconsistent with the provisions of the certificate of incorporation as amended on August 19, 2003;

(f)

any merger, consolidation, plan of reorganization, or recapitalization, or any transaction in which substantially all of the assets of the Company are transferred.

Preferred Stock Transactions

Between November and December 2005, the Company solicited from investors subscription agreements for 582,670 shares of Series D Preferred Stock and received $2,111,760 at December 31, 2005 on those subscription agreements.  At December 31, 2005, $801,590 of subscription agreements were unpaid but were settled by early February 2006.  In January and February 2006 an additional 23,569 shares of Series D Preferred Stock were subscribed and paid in full resulting in a total of 606,239 shares issued as of March 31, 2006.

Preferred Stock Warrants

On June 19, 2003, the Company entered into an agreement with a company to act as the exclusive worldwide placement agent for the Series C preferred stock financing.

At December 31, 2005 the Company committed to the company that assisted in the placement of the Series B and C preferred stock financing to issue warrants in connection for its services in the placement of the Series D preferred stock financing upon completion of that financing.  The warrants were issued in January 2006 to purchase a total of 4,687 shares of Series D preferred stock at $0.001 per share and are exercisable until the earliest of (i) ten years; (ii) a sale of the Company, or (iii) an initial public offering. The warrants were valued at $23,433 and were recorded at December 31, 2005 as stock issuance costs.

Common Stock Reserved for Future Issuance

At March 31, 2006, the Company had reserved a total of 6,248,748 of its authorized 12,000,000 shares of common stock for future issuance as follows:

Outstanding stock options	674,114
Outstanding common stock warrants	70,000
Outstanding Series B preferred warrants	42,855
Outstanding Series C preferred warrants	33,689
Outstanding Series D preferred warrants	4,687
Possible future issuance under stock option plan	269,588
Conversion of Series A preferred stock	1,427,482
Conversion of Series B preferred stock	1,832,949
Conversion of Series C preferred stock	1,287,145
Conversion of Series D preferred stock	606,239

Total shares reserved	6,248,748

8.   STOCK OPTION PLAN

During the three months ended March 31, 2006, the Company issued nil common shares upon exercises of stock options.  The Company issues new shares to satisfy stock option exercises.

a)

Stock Options

On February 14, 2000, the Company adopted the Quill Medical, Inc. Stock Option Plan (the “Plan”).  On December 1, 2005, the Plan was amended in connection with the Series D Preferred Stock offering to increase the total number of common shares reserved to 1,025,396.  Of this amount, 269,588 shares are available for future stock options grants.  Eligible plan participants include employees, directors and consultants.  The Plan permits the granting of incentive stock options and nonqualified stock options.  The terms of the stock option grants are determined by the Company’s Board of Directors.  The Company’s stock options generally vest over four years and have a maximum term of ten years.

A summary of stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price
Outstanding at December 31, 2005	664,114	0.44
Granted	10,000	0.01
Outstanding at March 31, 2006	674,114	0.43

Stock options outstanding

The options outstanding are as follows at March 31, 2006:

Exercise price	Number of common shares issuable	Weighted average remaining contractual term (years)	Number of options exercisable
$0.01	345,454	6.31	315,454
$0.25	109,306	4.87	109,306
$0.50	71,916	6.24	68,055
$0.75	15,000	7.43	9,646
$1.10	76,438	7.98	41,572
$2.00	50,000	9.16	9,341
$5.00	6,000	9.68	-
	674,114		553,374

b)

Stock-based compensation expense

There were no employee stock option grants in the three month period ended March 31, 2006.  For employee stock options granted prior to January 1, 2006, the Company applied APB Opinion No. 25 and related Interpretations in accounting for its employee stock-based compensation plans.  Accordingly, compensation costs related to stock options issued to employees would be recorded on the date of grant or if the current fair value of the underlying stock exceeded the exercise price.  For employee stock options granted prior to January 1, 2006, stock-based compensation expense was $675 and $1,350 for the three months ended March 31, 2006 and 2005, respectively.

Compensation costs for stock options granted to non-employees are accounted for in accordance with SFAS No. 123(R) and EITF 96-18 over the service period that generally coincides with vesting, generally four years.  The measurement date for the calculation of compensation expense is considered to be the date when all services have been rendered or the date that options are fully vested.  Compensation expense is recognized up to the measurement date based on changes in the fair value of the Company’s common stock.  During the three month periods ended March 31, 2006 and 2005, the Company recognized compensation expense of $5,115 and $11,415, respectively, for stock options issued to consultants.

9.  COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leased office space under noncancelable operating leases, which expired on February 28, 2006; however, the Company renewed these leases in January 2006 with an effective date of December 1, 2005 and expiring on February 28, 2009.

The Company incurred $19,706 and $18,620 in rent expense on the noncancelable operating leases during the three month periods ended March 31, 2006 and 2005, respectively.

Future minimum lease payments under the noncancelable operating leases as of March 31, 2006 are as follows:

2006	$ 50,869
2007	121,830
2008	125,485
2009	21,016

Total minimum lease payments	$ 319,200

Patent Enforcement and Protection

The Company currently has no active patent litigation.  The Company is aware of several potential infringers and has begun to provide actual notice of the Company’s intellectual property rights.

10.  RELATED PARTY TRANSACTIONS

As part of the Company’s continuing obligations under an Exclusive Development, License and Distribution Agreement with Surgical Specialties Corporation, the Board Chairman became the worldwide medical director for the products licensed under the Agreement.  His obligations as worldwide medical director include new product development, periodic presentations at professional meetings, support of marketing collateral material requirements and related functions.  In addition, under a separate consulting agreement related to the Agreement, the Company’s Board Chairman directs one of the training centers for potential physician customers in the proper use and surgical techniques of the Contour Threads products.

11.   SUBSEQUENT EVENTS

On June 26, 2006, the Company was acquired by Angiotech Pharmaceuticals (US), Inc. (a wholly owned subsidiary of Angiotech Pharmaceuticals, Inc.) for approximately $40 million in cash plus up to $160 million in future contingent payments based on development milestones and product revenues.  These payments are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions.

Concurrent with the acquisition, the Company was added as a subsidiary guarantor for outstanding long-term debt held by Angiotech Pharmaceuticals, Inc.  The long-term debt outstanding at March 31, 2006 included:

(i)  Senior Credit Facility:

$425 million senior secured facility (the "Credit Facility"), which includes a $350 million senior secured Term Loan maturing March 23, 2013 (the "Term Loan") and a $75 million revolving senior secured credit commitment maturing March 23, 2011 (the "Revolving Credit Commitment").  The Credit Facility is secured by a security interest covering all property and assets, including intellectual property of Angiotech Pharmaceuticals, Inc., Angiotech Pharmaceuticals (US), Inc. and certain subsidiary guarantors.  The guarantees of its guarantor subsidiaries are fully unconditional, joint and several.  Subject to certain conditions, and solely for the purpose of financing acquisitions, additional term loans in principal amounts of at least $40 million to an aggregate maximum of $200 million may be provided.  Furthermore, up to $10 million is available in the form of letters of credit.  The outstanding balance on the Credit Facility was $350 million at March 31, 2006 and $323 million at June 30, 2006.

(ii)  Senior Subordinated Notes:

7.75% Senior Subordinated Notes due April 1, 2014 in the aggregate principal amount of $250 million.  Interest is payable semi-annually in arrears on April 1, and October 1, of each year through to maturity beginning October 1, 2006. The Senior Subordinated Notes and related Note guarantees provided by Angiotech Pharmaceuticals, Inc. and certain of its subsidiaries are subordinated to senior secured indebtedness, including amounts outstanding under the Credit Facility. The outstanding balance on the Senior Subordinated Notes was $250 million at March 31, 2006 and June 30, 2006.

(iii)  Subordinated Intercompany Notes:

In conjunction with the acquisitions of the Company and American Medical Instruments Holdings, Inc. in March 2006, Angiotech Pharmaceuticals (US), Inc. issued 9.5 % Subordinated Intercompany Notes due in 2014 to a related party.  Interest is payable quarterly in arrears on January 31, April 30, July 31 and October 31, of each year through to maturity beginning July 31, 2006.  The Subordinated Intercompany Notes and related Note guarantees provided by Angiotech Pharmaceuticals, Inc. and certain of its subsidiaries are subordinated to senior indebtedness, including amounts outstanding under the secured Credit Facility and Senior Subordinated Notes.  The outstanding balance on the Subordinated Intercompany Notes was $240 million at March 31, 2006 and $256.7 million at June 30, 2006.